                As filed with Securities and Exchange Commission on May 9, 1997.
                                          Registration Statement Nos. 333-_____.
                                                                      333-_____.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                            ----------------------

     SBI Capital Trust                               Southwest Bancorp, Inc.
(Exact Name of Registrant as                      (Exact Name of Registrant as
  Specified in its Charter)                        Specified in its Charter)

    Delaware          Applied For           Oklahoma            73-1136584
(State or Other      (IRS Employer       (State or Other       (IRS Employer
Jurisdiction of       I.D. Number)       Jurisdiction of        I.D. Number)
Incorporation or                         Incorporation or
  Organization                             Organization

       608 South Main Street, Stillwater, Oklahoma 74074 (405) 372-2230 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrants' Principal Executive Offices)


  Robert L. McCormick, Jr., 608 South Main Street, Stillwater, Oklahoma 74074
                                (405) 372-2230
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                  Copies To:

   James I. Lundy, III Esquire                  Frederick W. Scherrer, Esquire
     Noel M. Gruber, Esquire                            Bryan Cave LLP
     Kennedy & Baris, L.L.P.                        One Metropolitan Square
   4719 Hampden Lane, Suite 300,                211 North Broadway, Suite 3600
     Bethesda Maryland 20814                    St. Louis, Missouri 63102-2750

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement. If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
If the registrant elects to deliver a copy of its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to item 11(a)(1) of this form, check the following box. [_]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________________________
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____________________
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                                  CALCULATION OF REGISTRATION FEE
=================================================================================================================================
 Title of Each Class
   of Securities                    Amount to          Proposed Maximum              Proposed Maximum             Amount of
  to be Registered                be Registered      Offering Price Per Unit      Aggregate Offering Price     Registration Fee
---------------------------------------------------------------------------------------------------------------------------------
Preferred Securities of
SBI Capital Trust/(1)/           1,000,500/(1)/             $25.00                   $25,012,500/(1)/             $8,625/(2)/
---------------------------------------------------------------------------------------------------------------------------------
Subordinated Debentures of
Southwest Bancorp, Inc./(3)/
---------------------------------------------------------------------------------------------------------------------------------
Guarantee of Southwest Bancorp,
Inc. with respect to Preferred
Securities/(4)/
=================================================================================================================================

 (1) Includes 130,500 preferred securities which may be sold pursuant to the over-allotment option granted to the Underwriter.
 (2)  Registration fee calculated in accordance with Rules 457(i) and 457(n).
 (3) Subordinated Debentures in a principal amount equal to the aggregate offering price of the Preferred Securities will be sold to SBI Capital Trust with the proceeds of the sale of the Preferred Securities, and may be distributed to the holders of the Preferred Securities without further consideration upon dissolution of SBI Capital Trust.
 (4) This Registration Statement relates to and shall be deemed to cover, in addition to the securities referenced above, the rights of the holders thereof under the Indenture for the Subordinated Debentures and the rights of holders of Preferred Securities under the Trust Agreement, the Guarantee, and the Expense Agreement. No separate consideration will be received for the Guarantee.

The Registration hereby amends this registration statement on such date of dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.  A        +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR + +MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT + +BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS         SUBJECT TO COMPLETION, DATED        , 1997

                         870,000 Preferred Securities
                               SBI CAPITAL TRUST
                    % Cumulative Trust Preferred Securities
                (Liquidation Amount $25 per Preferred Security)
                      guaranteed, as described herein, by
                            SOUTHWEST BANCORP, INC.
                      ------------------------------------
                  $21,750,000     % Subordinated Debentures of
                             SOUTHWEST BANCORP, INC.
                      ------------------------------------

         The   % Cumulative Trust Preferred Securities (the "Preferred
Securities") offered hereby represent preferred undivided beneficial interests in the assets of SBI Capital Trust, a statutory business trust created under the laws of the State of Delaware ("SBI Capital"). Southwest Bancorp, Inc., an Oklahoma corporation ("the Company"),
                                                   (continued on following page)
         Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol "OKSBO".
                      ------------------------------------
         See "Risk Factors," commencing on page , for information that should be considered by prospective investors.
                      ------------------------------------
THE SECURITIES OFFERED BY THIS PROSPECTUS ARE NOT SAVINGS OR DEPOSIT ACCOUNTS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF THE COMPANY (EXCEPT TO THE EXTENT THAT PREFERRED SECURITIES ARE GUARANTEED BY THE COMPANY AS DESCRIBED HEREIN), ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.
                      ------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                      ------------------------------------

================================================================================
                              Price to       Underwriting     Proceeds to SBI
                               Public       Commission/(1)/     Capital/(2)/
--------------------------------------------------------------------------------
Per Preferred Security         $25.00            (2)              $25.00
--------------------------------------------------------------------------------
Total/(3)/                  $21,750,000          (2)           $21,750,000
================================================================================

(1) SBI Capital and the Company have each agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) As the proceeds of the sale of the Preferred Securities will be invested in the Subordinated Debentures, the Company has agreed to pay the Underwriter $ per Preferred Security, or $ in the aggregate ($ if the over-allotment option is exercised in full), as compensation for its arranging the investment therein of such proceeds. See "Underwriting." The Company has also agreed to pay the expenses of the offering estimated to be $ .
(3) SBI Capital has granted the Underwriter an option exercisable within 30 days from the date of this Prospectus to purchase up to 130,500 additional Preferred Securities on the same terms and conditions set forth above to cover over-allotments, if any. If all such additional Preferred Securities are purchased, the Total Price to Public and Proceeds to SBI Capital will be $25,012,500. See "Underwriting."
                      ------------------------------------
         The Preferred Securities are offered by the Underwriter subject to receipt and acceptance by it, prior sale and the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of certificates for the Preferred
Securities will be made on or about       , 1997.

                           Stifel, Nicolaus & Company
                                  Incorporated
May  , 1997
will own all the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") representing undivided beneficial interests in the assets of SBI Capital.

         State Street Bank and Trust Company is the Property Trustee (as defined herein) of SBI Capital. SBI Capital exists for the purpose of issuing the Preferred Securities and investing the proceeds thereof in an equivalent amount
of     % Subordinated Debentures (the "Subordinated Debentures") of the Company.
The Subordinated Debentures will mature on July 31, 2027, which date may be (i) shortened to a date not earlier than July 31, 2002, or (ii) extended to a date not later than July 31, 2046, in each case if certain conditions are met (including, in the case of shortening the Stated Maturity (as defined herein), the Company having received prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve") to do so if then required under applicable capital guidelines or policies of the Federal Reserve). The Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities. See "Description of the Preferred Securities-- Subordination of Common Securities."

         Holders of Preferred Securities are entitled to receive preferential
cumulative cash distributions, at the annual rate of     % of the liquidation
amount of $25 per Preferred Security (the "Liquidation Amount"), accruing from
May   , 1997, the date of original issuance, and payable quarterly in arrears on the last day of January, April, July and October of each year, commencing July 31, 1997 (the "Distributions"). The Company has the right, so long as no Debenture Event of Default (as defined herein) has occurred and is continuing, to defer payment of interest on the Subordinated Debentures at any time or from time to time for a period not to exceed 20 consecutive quarters with respect to each deferral period (each, an "Extended Interest Payment Period"); provided that no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due, the Company may elect to begin a new Extended Interest Payment Period subject to the requirements set forth herein. If interest payments on the Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and the Company will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. During an Extended Interest Payment Period, interest on the Subordinated Debentures will continue to accrue (and the amount of Distributions to which holders of the Preferred Securities are
entitled will accumulate) at the rate of     % per annum, compounded quarterly,
and holders of the Preferred Securities will be required to include interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. A holder of Preferred Securities that disposes of its Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from SBI Capital for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to its adjusted tax basis in its pro rata share of the underlying Subordinated Debentures deemed disposed of. See "Description of the Subordinated Debentures--Option to Extend Interest Payment Period," "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount" and "--Disposition of Preferred Securities."

         The Company and SBI Capital believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein) provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of SBI Capital under the Preferred Securities. See "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee--Full and Unconditional Guarantee." The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by SBI Capital, as described herein. See "Description of the Guarantee--General." If the Company does not make interest payments on the Subordinated Debentures held by SBI Capital, SBI Capital will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payments of Distributions when SBI Capital does not have sufficient funds to pay such Distributions. In such event, a holder of Preferred Securities may institute a legal proceeding directly against the

Company pursuant to the terms of the Indenture to enforce payments of amounts equal to such Distributions to such holder. See "Description of the Subordinated Debentures--Enforcement of Certain Rights by Holders of the Preferred Securities." The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations (each as defined herein) of the Company. The Subordinated Debentures are unsecured obligations of the Company and are subordinated to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

         The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after July 31, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event (each as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of the Preferred Securities--Redemption or Exchange."

         The Company has the right at any time to dissolve, wind-up or terminate SBI Capital, subject to the Company having received prior approval of the Federal Reserve to do so, if then required under applicable capital guidelines or policies of the Federal Reserve. In the event of the voluntary or involuntary dissolution, winding up or termination of SBI Capital, after satisfaction of liabilities to creditors of SBI Capital as required by applicable law, the holders of Preferred Securities will be entitled to receive a Liquidation Amount of $25 per Preferred Security, plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a Subordinated Debenture having an aggregate principal amount equal to the Liquidation Amount of such Preferred Securities (and carrying with it accumulated interest in an amount equal to the accumulated and unpaid Distributions then due on such Preferred Securities), subject to certain exceptions. See "Description of the Preferred Securities--Redemption or Exchange" and "--Liquidation Distribution Upon Termination."

                              --------------------

         The Company will provide to holders of the Preferred Securities quarterly reports containing unaudited financial statements, to the extent and in the form provided to holders of the Company's common stock, and annual reports containing financial statements audited by the Company's independent auditors. In addition, the Company will furnish annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge to shareholders who so request in writing addressed to the Secretary of the Company.

                              --------------------

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             Southwest Bancorp, Inc.
                                Parent Company of

                                     [Logo]


                                 [Map and Table]

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information appearing elsewhere (or incorporated by reference) in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriter's over-allotment option will not be exercised. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                             Southwest Bancorp, Inc.

         Southwest Bancorp, Inc. (the "Company") is a one-bank holding company headquartered in Stillwater, Oklahoma, engaged in providing commercial and consumer banking services through its sole subsidiary, Stillwater National Bank & Trust Company (the "Bank"). The Company has six full-service banking offices, two of which are located in each of Stillwater and Tulsa, Oklahoma, and one each in Oklahoma City and Chickasha, Oklahoma, and two loan production offices, one each in Oklahoma City and Tulsa. The Company pursues a decentralized community banking strategy through three regional divisions -- the Stillwater Division, the Central Oklahoma Division (which includes Oklahoma City and Chickasha) and the Tulsa Division -- that offer commercial, consumer and real estate lending services and retail and commercial deposit products in their market areas. The Stillwater Division of the Bank serves the Stillwater market as a full-service community bank emphasizing both commercial and consumer lending. The Central Oklahoma Division and the Tulsa Division each have followed a more focused marketing strategy, targeting managers and professionals and Oklahoma-based businesses for lending and offering more specialized services. Each regional division is managed by a senior officer with substantial flexibility over credit and pricing decisions. In addition to the services offered through the regional divisions, the Bank offers credit card, student and mortgage lending services throughout the State of Oklahoma.

         Over the past five years, the Company has achieved significant growth in assets. From 1992 through 1996, the Company's loans grew at a 27% compound annual growth rate, and increased by $31.9 million, or 5%, in the first three months of 1997. Using the capital raised in the public offering of its Series A Preferred Stock in 1995, and increased funding from deposit growth, the Company increased the Bank's loan portfolio by 21% during 1996. The Company's ratio of nonperforming assets to total loans receivable and other real estate declined from 2.48% at December 31, 1992 to 1.04% at December 31, 1996. At
March 31, 1997, the Company's ratio of nonperforming assets to total loans receivable and other real estate was 1.11%. The ratio of net loan charge-offs to average loans receivable has declined from 0.51% in 1992 to 0.31% in 1996, but increased to an annualized rate of 1.00% for the three months ended March 31, 1997. The increase in the first quarter of 1997 is largely attributable to the impairment of a large commercial loan in that quarter. The Company has also had a history of earnings growth. Net income and net income available to common shareholders grew at compound annual growth rates of 21% and 14%, respectively, from 1992 to 1996. During this period, the Company's net interest income grew at a 21% compound annual growth rate. Although net interest income grew by 15% during the three months ended March 31, 1997 compared to the three months ended March 31, 1996, net income for the three months ended March 31, 1997 was significantly less than the prior year's period, primarily as a result of a $2.1 million increase in the provision for loan losses. This increase in the provision for the first quarter of 1997 was the result of the impairment of a $1.9 million commercial loan in the first quarter of 1997 and the Company's regular evaluation of the adequacy of the allowance for loan losses. The Company's annual return on average common equity has averaged 15.33% over the five-year period from 1992 through 1996. For the five-year period from 1992 to 1996, the Company's average annual return on average assets was 1.01%. The annualized return on average equity and the annualized return on average assets for the three months ended March 31, 1997 were substantially less than for the prior year's period. Net income, net income available to common shareholders, and returns on average assets and average common equity are expected to be less in 1997 than in 1996 as a result of the decline in income for the first quarter of 1997.

Financial Summary

                                            Three Months Ended
                                                 March 31,                              Year Ended December 31,
                                          -----------------------   --------------------------------------------------------------
                                             1997          1996          1996        1995          1994           1993       1992
                                          -----------------------   --------------------------------------------------------------
                                                                (dollars in thousands, except per share amounts)
Net income..............................   $    460     $  1,932      $  7,552    $  6,092      $  5,144       $  4,196   $  3,545
Earnings per common share...............       0.02         0.41          1.59        1.44          1.37           1.44       1.23
Total assets (at period end)............    887,809      723,909       829,117     711,135       582,170        434,119    353,938
Total deposits (at period end)..........    814,537      654,667       753,945     634,387       525,560        394,521    329,162
Common shareholders' equity.............     47,157       43,894        47,650      42,975        37,888         34,570     21,589
Return on average assets................      0.22%        1.08%         0.98%       0.93%         1.01%          1.07%      1.05%
Return on average shareholders' equity..      2.86%       12.77%        12.15%      12.81%        14.17%         17.76%     17.94%
Return on average common equity.........      0.53%       14.18%        13.30%      13.48%        14.17%         17.76%     17.94%

         The Bank was founded in Stillwater and is currently in its 103rd year of operation. The Company began offering loans in Oklahoma City in 1982 and in Tulsa in 1985 by establishing loan production offices in these markets. The Company's banking strategy includes the offering of multiple commercial and consumer services to local businesses and their primary employees as well as to other managers and professionals living and working in the Company's market areas. Working within the branching limitations imposed by Oklahoma law, the Company has developed a marketing strategy that does not rely on an extensive branch network to deliver financial services to its target markets. The Company's high customer service philosophy includes offering an array of financial services, loan officers who often meet at the customer's home or place of business to close loans and the use of third-party courier services to collect commercial deposits.

         Pursuant to the Company's decentralized approach to banking, the Company's regional Division Managers, each of whom has significant lending experience, exercise substantial flexibility in credit and pricing decisions. The Company has designed and developed management information systems and loan review policies which senior management uses to review and monitor the origination and maturation of the loan portfolio. The Company believes this decentralized management approach, coupled with the continuity of service of its senior officers and its management information systems, enables the Company to develop long-term customer relationships, maintain high quality service and respond quickly to customer needs.

Recent Developments

         In the first quarter of 1997, the Company received information regarding events that had affected a borrower's ability to fully repay its commercial loan, which had a carrying amount of approximately $1.9 million. As a result of this event, and management's regular evaluation of the adequacy of the allowance for loan losses relative to other loans in the portfolio, the Company recorded a provision for loan losses of $3.0 million in the first quarter of 1997. Quarterly provisions for loan losses during 1996 ranged from $675,000 to $875,000. The Company also charged-off a portion of the referenced loan against the allowance for loan losses in the first quarter.

         In the second quarter of 1997, the Company settled the obligations of the borrower described above for cash, and recorded an additional, immaterial charge relating to this loan to the allowance for loan losses. As a result, this loan has been removed from the loan portfolio and from nonaccrual and total nonperforming loans.

                               SBI Capital Trust

         SBI Capital is a statutory business trust formed under Delaware law
pursuant to (i) a trust agreement, dated as of            , 1997, executed by
the Company, as depositor, and the trustees of SBI Capital (together with the Property Trustee, the "Trustees"), and (ii) a certificate of trust filed with
the Secretary of State of the State of Delaware on             , 1997. The
initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. The Company will acquire all of the Common Securities, which will represent an aggregate liquidation amount equal to at least 3% of the total capital of SBI Capital. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities--Subordination of Common Securities." SBI Capital exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of SBI Capital, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Subordinated Debentures and payments thereunder will be the only assets of SBI Capital and payments under the Subordinated Debentures will be the only revenue of SBI Capital. SBI Capital has a term of 55 years, but may terminate earlier as provided in the Trust Agreement. The principal executive office of SBI Capital is 608 South Main Street, Stillwater, Oklahoma 74074 and its telephone number is
(405) 372-2230.

         The number of Trustees will, pursuant to the Trust Agreement, initially be five. Three of the Trustees (the "Administrative Trustees") will be persons who are employees or officers of, or who are affiliated with, the Company. The fourth trustee will be a financial institution that is unaffiliated with the Company, which trustee will serve as institutional trustee under the Trust Agreement and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act (the "Property Trustee"). State Street Bank and Trust Company, a state chartered trust company organized under the laws of the Commonwealth of Massachusetts, will be the Property Trustee until removed or replaced by the holder of the Common Securities. For purposes of compliance with the provisions of the Trust Indenture Act, State Street Bank and Trust Company will also act as trustee (the "Guarantee Trustee") under the Guarantee and as Debenture Trustee (as defined herein) under the Indenture. The fifth trustee will be an entity that maintains its principal place of business in the State of Delaware (the "Delaware Trustee"). Wilmington Trust Company, a Delaware chartered trust company, will act as Delaware Trustee.

         The Property Trustee will hold title to the Subordinated Debentures for the benefit of the holders of the Trust Securities and in such capacity will have the power to exercise all rights, powers and privileges under the Indenture. The Property Trustee will also maintain exclusive control of a segregated non-interest-bearing bank account (the "Property Account") to hold all payments made in respect of the Subordinated Debentures for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of Distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities. The Company, as the holder of all the Common Securities, will have the right to appoint, remove or replace any Trustee and to increase or decrease the number of Trustees. The Company will pay all fees and expenses related to SBI Capital and the offering of the Trust Securities.

         The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Trust Agreement, the Delaware Business Trust Act (the "Trust Act") and the Trust Indenture Act. See "Description of the Preferred Securities."

                                 The Offering

Securities Offered.........  870,000 Preferred Securities having a Liquidation
                             Amount of $25 per Preferred Security. The
                             Preferred Securities represent preferred undivided beneficial interests in the assets of SBI Capital, which will consist solely of the Subordinated Debentures and payments thereunder. SBI Capital has granted the Underwriter an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 130,500 Preferred Securities at the initial offering price, solely to cover over-allotments, if any.

Distributions..............  The Distributions payable on each Preferred
                             Security will be fixed at a rate per annum of % of the Liquidation Amount of $25 per Preferred Security, will be cumulative, will accrue from May , 1997, the date of original issuance of the Preferred Securities, and will be payable quarterly in arrears, on January 31, April 30, July 31 and October 31 of each year, commencing July 31, 1997. See "Description of the Preferred Securities--Distributions--Payment of
                             Distributions."

Option to Extend Interest
  Payment Period...........  The Company has the right, at any time, so long as no Debenture Event of Default has occurred and is continuing, to defer payments of interest on the Subordinated Debentures for a period not exceeding 20 consecutive quarters; provided that no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures.
                             As a consequence of the extension by the Company of the interest payment period, quarterly Distributions on the Preferred Securities will be deferred (though such Distributions would continue to accrue with interest thereon compounded quarterly, since interest will continue to accrue and compound on the Subordinated Debentures) during any such Extended Interest Payment Period. During an Extended Interest Payment Period, the Company will be prohibited, subject to certain exceptions described herein, from declaring or paying any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. Upon the termination of any Extended Interest Payment Period and the payment of all amounts then due, the Company may commence a new Extended Interest Payment Period, subject to the foregoing requirements. See "Description of the Preferred Securities--Distributions--Extended
                             Interest Payment Period" and "Description of the Subordinated Debentures--Option to Extend Interest Payment Period."

                             Should an Extended Interest Payment Period occur, holders of Preferred Securities will be required to include deferred interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. See "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount."

Early Redemption...........  The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. Subject to Federal Reserve approval, if then required under applicable capital guidelines or policies of the Federal Reserve, the Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after July 31, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case at the redemption price equal to 100% of the principal amount of the Subordinated Debenture, together with any accrued but unpaid interest to the date fixed for redemption. See "Description of the Subordinated Debentures--Redemption or Exchange."

Distribution of
  Subordinated Debentures..  The Company has the right at any time to terminate the Preferred Securities and cause the
                             Subordinated Debentures to be distributed to holders of Preferred Securities in liquidation of SBI Capital, subject to the Company having received prior approval of the Federal Reserve to do so, if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Preferred Securities-- Redemption or Exchange" and "Description of the Preferred Securities--Liquidation Distribution Upon Termination."

Guarantee..................  The Company has guaranteed the payment of
                             Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by SBI Capital, as described herein. The Company and SBI Capital believe that, taken together, the obligations of the Company under the Guarantee, the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of SBI Capital under the Preferred Securities. The obligations of the Company under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. If the Company does not make principal or interest payments on the Subordinated Debentures, SBI Capital will not have sufficient funds to make Distributions on the Preferred Securities; in which event, the Guarantee will not apply to such Distributions until SBI Capital has sufficient funds available therefor. See "Description of the Guarantee."

Voting Rights..............  The holders of the Preferred Securities will have no voting rights except in limited circumstances. See "Description of the Preferred Securities-- Voting Rights; Amendment of Trust Agreement."

Use of Proceeds............  The proceeds from the sale of the Preferred
                             Securities will be used by SBI Capital to purchase Subordinated Debentures from the Company. The net proceeds to the Company from the sale of the Subordinated Debentures will be used to increase capital and for general corporate purposes, including use in the Bank's lending and investment activities, and, after September 1, 1998, possible redemption, in whole or in part, of the Company's 9.20% Redeemable Cumulative Preferred Stock, Series A (the "Series A Preferred Stock"). See "Use of Proceeds."

Nasdaq National Market
  Symbol...................  Application has been made to have the Preferred
                             Securities approved for quotation on The Nasdaq Stock Market's National Market under the symbol "OKSBO".

                      Summary Consolidated Financial Data

         The summary consolidated financial data for the five years ended December 31, 1996 set forth below are derived from the audited consolidated financial statements of the Company. The data for the three month periods ended March 31, 1996 and 1997 have been derived from unaudited interim financial statements and include, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the data for such period. The results of operations for the three month periods ended March 31, 1997 and 1996 are not necessarily indicative of results which may be expected for any other interim period or for the full year. The summary consolidated financial data set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information contained in the consolidated financial statements of the Company and related notes included herein and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                           Three Months Ended March
                                                      31,
                                         -----------------------------
                                               1997         1996
                                         -----------------------------
                                             (dollars in thousands
                                               except share data)

Operations data
  Interest income........................   $   17,851   $   15,089
  Interest expense.......................        9,259        7,586
                                         -----------------------------
  Net interest income....................        8,592        7,503
  Provision for loan losses..............        3,001          875
                                         -----------------------------
  Net interest income after provision
   for loan losses.......................        5,591        6,628
  Gains on sales of securities and loans.          326          570
  Other income...........................        1,088        1,032
  Other expenses.........................        6,359        5,219
                                         -----------------------------
  Income before taxes....................          646        3,011
  Taxes on income........................          186        1,079
                                         -----------------------------
  Net income.............................   $      460   $    1,932
                                         =============================
  Net income available to common
   shareholders..........................   $       63   $    1,535
                                         =============================
Dividends declared
  Preferred stock........................   $      397   $      397
  Common stock...........................          301          263
  Ratio of total dividends declared to
   net income............................       151.75%       34.15%
Per share data/(1)/
  Earnings per common share..............   $     0.02   $     0.41
  Common stock cash dividends declared...         0.08         0.07
  Book value per common share/(2)/.......        12.52        11.68
  Weighted average common shares
   outstanding...........................    3,766,172    3,756,861
Financial condition data/(2)/
  Investment securities/(3)/.............   $  149,684   $  142,918
  Loans/(4)/.............................      676,499      537,088
  Total assets...........................      887,809      723,909
  Total deposits.........................      814,537      654,667
  Total shareholders' equity.............       64,539       61,276
  Mortgage servicing portfolio...........      121,156      126,275

Selected ratios
  Return on average assets/(5)/..........         0.22%        1.08%
  Return on average shareholders'
   equity/(5)/...........................         2.86        12.77
  Return on average common equity/(5)/...         0.53        14.18
  Net interest margin/(5)/...............         4.23         4.38
  Efficiency ratio/(6)/..................        63.55        57.32

                                                                Year Ended December 31,
                                         --------------------------------------------------------------------
                                              1996          1995          1994          1993          1992
                                         --------------------------------------------------------------------
                                                         (dollars in thousands except share data)
Operations data
  Interest income........................  $   64,668    $   55,000    $   37,654    $   29,639    $   28,049
  Interest expense.......................      32,833        28,544        16,637        12,417        13,043
                                         --------------------------------------------------------------------
  Net interest income....................      31,835        26,456        21,017        17,222        15,006
  Provision for loan losses..............       3,100         2,000         1,800         1,400         1,650
                                         --------------------------------------------------------------------
  Net interest income after provision
   for loan losses.......................      28,735        24,456        19,217        15,822        13,356
  Gains on sales of securities and loans.       2,137         1,026         1,450           931           709
  Other income...........................       4,212         3,848         3,671         3,284         3,023
  Other expenses.........................      23,226        19,902        16,440        13,733        11,906
                                         --------------------------------------------------------------------
  Income before taxes....................      11,858         9,428         7,898         6,304         5,182
  Taxes on income........................       4,306         3,336         2,754         2,108         1,637
                                         --------------------------------------------------------------------
  Net income.............................  $    7,552    $    6,092    $    5,144    $    4,196    $    3,545
                                         ====================================================================
  Net income available to common
   shareholders..........................  $    5,965    $    5,426    $    5,144    $    4,196    $    3,545
                                         ====================================================================
Dividends declared
  Preferred stock........................  $    1,587    $      533    $        -    $        -    $        -
  Common stock...........................       1,053           901           751           444           371
  Ratio of total dividends declared to
   net income............................       34.96%        23.55%        14.60%        10.58%        10.47%
Per share data/(1)/
  Earnings per common share..............  $     1.59    $     1.44    $     1.37    $     1.44    $     1.23
  Common stock cash dividends declared...        0.28          0.24          0.20          0.14          0.13
  Book value per common share/(2)/.......       12.66         11.44         10.09          9.21          7.47
  Weighted average common shares
   outstanding...........................   3,760,370     3,755,228     3,755,228     2,910,535     2,886,996
Financial condition data/(2)/
  Investment securities/(3)/.............  $  147,351    $  147,688    $  143,517    $   83,442    $   88,823
  Loans/(4)/.............................     644,646       531,988       412,614       319,260       247,967
  Total assets...........................     829,117       711,135       582,170       434,119       353,938
  Total deposits.........................     753,945       634,387       525,560       394,521       329,162
  Total shareholders' equity.............      65,032        60,357        37,888        34,570        21,589
  Mortgage servicing portfolio...........     118,953       130,188       143,899       129,648        95,127

Selected ratios
  Return on average assets/(5)/..........        0.98%         0.93%         1.01%         1.07%         1.05%
  Return on average shareholders'
   equity/(5)/...........................       12.15         12.81         14.17         17.76         17.94
  Return on average common equity/(5)/...       13.30         13.48         14.17         17.76         17.94
  Net interest margin/(5)/...............        4.32          4.23          4.34          4.61          4.69
  Efficiency ratio/(6)/..................       60.83         63.52         62.90         64.06         63.54

                                           Three Months Ended March
                                                      31,
                                         ------------------------------
                                               1997         1996
                                         ------------------------------
  Average assets per employee............   $    2,341   $    2,373
Asset quality ratios
  Allowance for loan losses to loans/(2)/         1.25%        1.16%
  Nonperforming loans to loans/(2)(7)/...         1.04         1.03
  Allowance for loan losses to
   nonperforming loans/(2)(7)/...........       120.15       112.98
  Nonperforming assets to loans and
   other real estate owned/(2)(8)/.......         1.11         1.05
  Net loan charge-offs to average
   loans/(5)/............................         1.00         0.35
Capital ratios
  Average total shareholders' equity to
   average assets........................         7.55%        8.43%
  Average common equity to average assets         5.55         6.04
  Tier 1 capital to risk-weighted
   assets/(2)(9)/........................         9.47        10.15
  Total capital to risk-weighted
   assets/(2)(9)/........................        10.78        11.52
  Leverage ratio/(2)(9)/.................         7.37         8.13
Ratio of earnings to combined fixed
 charges and preferred stock
 dividends/(10)/

  Including interest on deposits.........         1.06x        1.36x

  Excluding interest on deposits.........         1.84         5.11

                                                                Year Ended December 31,
                                         --------------------------------------------------------------------
                                              1996          1995          1994          1993          1992
                                         --------------------------------------------------------------------
                                                        (dollars in thousands except share data)
  Average assets per employee............  $    2,162    $    2,204    $    2,089    $    1,917    $    1,850
Asset quality ratios
  Allowance for loan losses to loans/(2)/        1.11%         1.09%         1.20%         1.24%         1.37%
  Nonperforming loans to loans/(2)(7)/...        1.03          0.99          0.60          0.98          2.15
  Allowance for loan losses to
   nonperforming loans/(2)(7)/...........      107.37        110.12        199.16        126.07         63.72
  Nonperforming assets to loans and
   other real estate owned/(2)(8)/.......        1.04          1.03          0.67          1.13          2.48
  Net loan charge-offs to average
   loans/(5)/............................        0.31          0.24          0.22          0.30          0.51
Capital ratios
  Average total shareholders' equity to
   average assets........................        8.05          7.27          7.12          6.01          5.84
  Average common equity to average assets        5.81          6.15          7.12          6.01          5.84
  Tier 1 capital to risk-weighted
   assets/(2)(9)/........................       10.21         10.02          9.64         12.39         10.45
  Total capital to risk-weighted
   assets/(2)(9)/........................       11.40         11.41         10.89         13.64         11.71
  Leverage ratio/(2)(9)/.................        7.77          8.19          6.76          8.04          5.77
Ratio of earnings to combined fixed
 charges and preferred stock
 dividends/(10)/

  Including interest on deposits.........        1.33x         1.32x         1.47x         1.50x         1.39x

  Excluding interest on deposits.........        5.16          7.06         25.23         38.30         25.56

---------------------

(1) All share and per share information has been restated to reflect the fourteen-to-one stock split effected in the form of a stock dividend paid November 15, 1993.
(2)     At period end.
(3)     Includes investment securities held for sale.
(4) Net of unearned discounts but before deduction of allowance for loan losses.
(5)     Ratios for the three month periods are annualized.
(6) The efficiency ratio = other expenses/(net interest income + gain on sales of securities and loans + other income).
(7) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more plus loans with restructured terms.
(8) Nonperforming assets consist of nonperforming loans plus foreclosed assets.
(9) Computed in accordance with regulatory guidelines as in effect currently.
(10) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxes plus interest and the portion of rent expense deemed to be interest. Fixed charges consist of interest and the portion of rent expense deemed to be interest.

                                  RISK FACTORS

         Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following risk factors in evaluating the Company and its business and SBI Capital before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Act of 1934, as amended (the "Exchange Act"), including statements of goals, intentions, and expectations, regarding or based upon general economic conditions, interest rates, developments in national and local markets, and other matters, and which, by their nature, are subject to significant uncertainties. Because of these uncertainties and the assumptions on which statements in this Prospectus are based, the actual future results may differ materially from those contemplated by such statements. The considerations listed below represent certain important factors the Company believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect the Company and SBI Capital. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect the Company and SBI Capital to a greater extent than indicated.

               Risk Factors Relating to the Preferred Securities

Ranking of Subordinated Obligations Under the Guarantee and the Subordinated Debentures

         The obligations of the Company under the Guarantee issued for the benefit of the holders of Preferred Securities and under the Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the
Company, whether now existing or hereafter incurred. At May    , 1997, the
Company had no outstanding Senior Debt, Subordinated Debt and Additional Senior Obligations. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank upon the Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of the Bank, except to the extent that the Company may itself be recognized as a creditor of the Bank. The Subordinated Debentures, therefore, will be effectively subordinated to all existing and future liabilities of the Bank and holders of Subordinated Debentures and Preferred Securities should look only to the assets of the Company for payments on the Subordinated Debentures. Neither the Indenture, the Guarantee nor the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, Subordinated Debt and Additional Senior Obligations, that may be incurred by the Company. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Subordinated Debentures--Subordination."

         The ability of SBI Capital to pay amounts due on the Preferred Securities is solely dependent upon the Company making payments on the Subordinated Debentures as and when required.

Option to Extend Interest Payment Period; Tax Consequences; Market Price Consequences

         The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extended Interest Payment Period; provided that no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by SBI Capital will be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate
additional Distributions thereon at the rate of     % per annum, compounded
quarterly from the relevant payment date for such Distributions) during any such Extended Interest Payment Period. During any such Extended Interest Payment Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that no Extended Interest Payment Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any Extended Interest Payment Period and the payment of all interest then accrued and unpaid
(together with interest thereon at the annual rate of     % compounded
quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extended Interest Payment Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extended Interest Payment Period. See "Description of the Preferred Securities--Distributions--Extended Interest Payment Period" and "Description of the Subordinated Debentures--Option to Extend Interest Payment Period."

         Should an Extended Interest Payment Period occur, each holder of Preferred Securities will be required to accrue and recognize income (in the form of original issue discount ("OID")) in respect of its pro rata share of the interest accruing on the Subordinated Debentures held by SBI Capital for United States federal income tax purposes. A holder of Preferred Securities must, as a result, include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from SBI Capital if the holder disposes of the Preferred Securities prior to the record date for the payment of the related Distributions. See "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount."

         The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures. Should the Company elect, however, to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. A holder that disposes of its Preferred Securities during an Extended Interest Payment Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. As a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such optional deferrals.

Tax Event, Capital Treatment Event or Investment Company Event; Redemption

         The Company has the right to redeem the Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or Investment Company Event (whether occurring before or after July 31, 2002), and, therefore, cause a mandatory redemption of the Preferred Securities. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve to do so, if then required under applicable capital guidelines or policies of the Federal Reserve.

         "Tax Event" means the receipt by SBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) SBI Capital is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, (ii) interest payable by the Company on the Subordinated Debentures is not, or, within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes, or (iii) SBI Capital is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above. See "--Risk Factors Relating to the Preferred Securities--Proposed Tax Legislation" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit the Company to cause a redemption of the Preferred Securities prior to July 31, 2002.

          "Capital Treatment Event" means the receipt by SBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or any change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then applicable to the Company, provided, however, that the inability of the Company to treat all or any portion of the Liquidation Amount of the Preferred Securities as Tier 1 Capital shall not constitute the basis of a Capital Treatment Event if such inability results from the Company having cumulative preferred capital in excess of the amount which may qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines of the Federal Reserve.

          "Investment Company Event" means the receipt by SBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, SBI Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change becomes effective on or after the date of original issuance of the Preferred Securities.

Shortening or Extension of Stated Maturity of Subordinated Debentures

          The Company has the right, at any time, to shorten the maturity of the Subordinated Debentures to a date not earlier than July 31, 2002. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve. The Company also has the right to extend the maturity of the Subordinated Debentures (whether or not SBI Capital is terminated and the Subordinated Debentures are distributed to holders of the Preferred Securities) to a date no later than July 31, 2046, the 49th anniversary of the initial issuance of the Preferred Securities. Such right may only be exercised, however, if at the time such election is made and at the time of such extension (i) the Company is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Company is not in default in the payment of any interest or principal on the Subordinated Debentures, (iii) SBI Capital is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated, and (iv) the Company has a Senior Debt rating of investment grade. See "Description of the Subordinated Debentures-- General."

Rights Under the Guarantee

          The Guarantee guarantees to the holders of the Preferred Securities, to the extent not paid by SBI Capital, (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that SBI Capital has funds available therefor at such time, (ii) the Redemption Price (as defined herein) with respect to any Preferred Securities called for redemption, to the extent that SBI Capital has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of SBI Capital (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution (as defined herein), to the extent SBI Capital has funds available therefor at such time, and (b) the amount of assets of SBI Capital remaining available for distribution to holders of the Preferred Securities in liquidation of SBI Capital. The holders of not less than a majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against SBI Capital, the Guarantee Trustee or any other Person (as defined in the Guarantee). If the Company were to default on its obligation to pay amounts payable under the Subordinated Debentures, SBI Capital would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of Preferred Securities would not be able to rely upon the Guarantee for such amounts. In the event, however, that a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by the Company of its right, as described herein, to defer the payment of interest on the Subordinated Debentures does not constitute a Debenture Event of Default. In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Subordinated Debentures or assert directly any other rights in respect of the Subordinated Debentures. See "Description of the Subordinated Debentures--Enforcement of Certain Rights by Holders of Preferred Securities," "Description of the Subordinated Debentures-- Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

No Voting Rights Except in Limited Circumstances

          Holders of Preferred Securities will have no voting rights except in limited circumstances relating only to the modification of the Preferred Securities and the exercise of the rights of SBI Capital as holder of the Subordinated Debentures and the Guarantee. Holders of Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, as such voting rights are vested exclusively in the holder of the Common Securities (except upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and the Company may amend the Trust Agreement without the consent of holders of Preferred Securities to ensure that SBI Capital will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement" and "Description of the Preferred Securities--Removal of SBI Capital Trustees."

Proposed Tax Legislation

          On March 19, 1996, President Clinton proposed certain tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations issued on or after December 7, 1995 (the "1996 Proposed Legislation") if such debt obligations have a maximum term in excess of 20 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. On March 29, 1996, Senate Finance Committee Chairman William V. Roth, Jr. and House Ways and Means Committee Chairman Bill Archer issued a joint statement (the "Joint Statement") indicating their intent that certain legislative proposals initiated by the Clinton administration, including the 1996 Proposed Legislation, that may be adopted by either of the tax-writing committees of Congress would have an effective date that is no earlier than the date of "appropriate Congressional action." In addition, subsequent to the publication of the Joint Statement, Senator Daniel Patrick Moynihan and Representatives Sam M. Gibbons and Charles B. Rangel wrote letters to Treasury Department officials concurring with the views expressed in the Joint Statement. Neither the 1996 Proposed Legislation nor similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "1997 Proposed Legislation") that would, among other things, generally deny corporate issuers a deduction for interest or OID in respect of certain debt obligations if such debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet.
The 1997 Proposed Legislation also contains a provision that would deny a deduction to corporate issuers for interest or OID with respect to debt instruments that have a maximum term of more than 40 years (including rights to extend, renew or relend), or are payable in stock of the issuer or a related party. The U.S. Treasury Department's summary of the 1997 Proposed Legislation states that the above provisions regarding the deduction of interest would generally be effective for instruments issued on or after the date of first Congressional committee action with respect to the 1997 Proposed Legislation. The Ways and Means Committee began a full committee hearing on the President's fiscal 1998 budget on February 11, 1997. There can be no assurance that the effective date guidance in the 1997 Proposed Legislation will be adopted if the proposed change to the tax law is enacted, or that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Subordinated Debentures. Consequently, there can be no assurance that a Tax Event will not occur. A Tax Event would permit the Company, upon approval of the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Preferred Securities before, as well as after, July 31, 2002. See "Description of the Subordinated Debentures--Redemption or Exchange" and "Description of the Preferred Securities--Redemption or Exchange-- Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption" and "Certain Federal Income Tax Consequences-- Effect of Proposed Changes in Tax Laws."

Redemption; Exchange of Preferred Securities for Subordinated Debentures

          The Company has the right at any time to dissolve, wind-up or terminate SBI Capital and cause the Subordinated Debentures to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of SBI Capital. The exercise of such right is subject to the Company having received prior approval of the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve. The Company will have the right, in certain circumstances, to redeem the Subordinated Debentures in whole or in part, in lieu of a distribution of the Subordinated Debentures by SBI Capital, in which event SBI Capital will redeem the Trust Securities on a pro rata basis to the same extent as the Subordinated Debentures are redeemed by the Company. Any such distribution or redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve. See "Description of the Preferred Securities--Redemption or Exchange-- Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."

          Under current United States federal income tax law, a distribution of Subordinated Debentures upon the dissolution of SBI Capital would not be a taxable event to holders of the Preferred Securities. If, however, SBI Capital is characterized as an association taxable as a corporation at the time of the dissolution of SBI Capital, the distribution of the Subordinated Debentures may constitute a taxable event to holders of Preferred Securities. Moreover, upon occurrence of a Tax Event, a dissolution of SBI Capital in which holders of the Preferred Securities receive cash may be a taxable event to such holders. See "Certain Federal Income Tax Consequences--Receipt of Subordinated Debentures or Cash Upon Liquidation of SBI Capital."

          There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of SBI Capital. The Preferred Securities or the Subordinated Debentures, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Subordinated Debentures, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Subordinated Debentures and should carefully review all the information regarding the Subordinated Debentures contained herein.

          If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of SBI Capital, the Company will use its best efforts to list the Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed.

Trading Price; Absence of Prior Public Market for the Preferred Securities

          The Preferred Securities may trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debentures. A holder of Preferred Securities that disposes of its Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from SBI Capital for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to its adjusted tax basis in its pro rata share of the underlying Subordinated Debentures deemed disposed of. Such holder will recognize a capital loss to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than its adjusted tax basis (which will include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Disposition of Preferred Securities."

          There is no current public market for the Preferred Securities. Although application has been made to approve the Preferred Securities for quotation on The Nasdaq Stock Market's National Market, there can be no assurance that an active public market will develop for the Preferred Securities or that, if such market develops, the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. The public offering price for the Preferred Securities has been determined through negotiations between the Company and the Underwriter. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of the Company and general industry and economic conditions.

Preferred Securities Are Not Insured

          The Preferred Securities are not insured by the Bank Insurance Fund (the "BIF") or the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC") or by any other governmental agency.

                      Risk Factors Relating to the Company

Credit Risk and Commercial Loan Growth

          The greatest risk facing lenders generally is credit risk, that is the risk of losing principal and interest due to a borrower's failure to perform according to the terms of the loan agreement. The Bank continues to carry a high percentage of commercial loans in relation to its assets. Commercial and commercial real estate loans generally entail larger risks than residential real estate loans or other bank-qualified investments since repayment of such loans may be affected by the quality of the borrower's management and a number of economic and other factors which may induce business failure and depreciate the value of the business assets pledged to secure the loan. The dollar volume of commercial and commercial real estate loans has increased substantially in recent years, to $433.2 million at March 31, 1997, from $414.7 million at December 31, 1996, $341.2 million at December 31, 1995 and $253.1 million at December 31, 1994, comprising approximately 64.04%, 64.33%, 64.14% and 61.33% of the Bank's total loan portfolio at such dates, respectively. The Company believes that commercial and commercial real estate loans may continue to increase as a percentage of its loan portfolio. Problems with commercial and commercial real estate loans would not necessarily be expected to surface early in their lives, and as the recent loans mature, the Company may experience increased levels of nonperforming loans and charge-offs. In addition, because the size of loans originated by the Bank, particularly the commercial and commercial real estate loans, has been increasing, the Bank may experience larger period-to-period fluctuations in its level of nonperforming loans as the result of changes in circumstances of individual borrowers on larger loans. Increases in nonperforming loans would result in a loss of earnings from these loans during the period of nonperformance and may lead to loan charge-offs. At any time, there are loans included in the Company's loan portfolio that will result in losses to the Company, but that have not been identified as nonperforming or potential problem loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the unexpected deterioration of one or a few of such loans may cause a significant increase in nonperforming assets, and lead to a material increase in charge-offs and the provision for loan losses. Actual future losses could differ significantly from the amounts estimated by management, adversely affecting net income. Earnings volatility resulting from fluctuations in nonperforming asset levels may affect the future trading prices of the Preferred Securities.

Exposure to Local Economic Conditions

          Although the Bank makes loans throughout the State of Oklahoma, the Company's commercial lending operations are concentrated primarily in the Bank's service areas. Consequently, adverse changes in economic conditions in those service areas would impair the Company's ability to collect loans and would otherwise have a negative effect on the financial condition of the Company. The Company has increased its loans in its Tulsa Division and Central Oklahoma Division (which includes Oklahoma City) from approximately $202.8 million, or 49% of the total loan portfolio, at December 31, 1994, to approximately $411.2 million, or 61.2% of the total loan portfolio, at March 31, 1997, and the Company's exposure to the economic conditions in those two areas has increased accordingly. In addition, although the Oklahoma economy has diversified from its traditional dependencies on the energy industries and agriculture, a substantial decline in the price of oil or in agricultural commodity prices may have an adverse effect on economic conditions in the Bank's service areas.

Loan Portfolio Concentrations

          During the past several years, the Company has followed a business strategy which has featured the offering of multiple commercial and consumer lending services to managers and professionals living and working in its primary market areas. As a result of this lending emphasis, the Company has originated a substantial amount of loans to individuals and businesses involved in the healthcare industry including loans to physicians, dentists and other healthcare professionals, and to hospitals, nursing homes, suppliers and other healthcare-related businesses. At March 31, 1997, the Company estimates that approximately $79 million of loans, comprising approximately 12% of the total loan portfolio, involved loans to individuals and businesses in the healthcare industry. Other notable concentrations of credit include $23.8 million in hotel/motel loans, $23.4 million in residential construction loans and $15.8 in restaurant loans, which represented 4%, 3% and 2% percent, respectively, of the total loan portfolio at March 31, 1997. These portfolio concentrations expose the Company to the risk that adverse developments in these sectors could negatively affect the abilities of these borrowers to repay their loans.

Interest Rate Risk

          The Bank's earnings depend to a great extent upon the level of net interest income, which is the difference between interest income earned on loans and investments and the interest expense paid on its interest-bearing liabilities, consisting principally of deposits. Although the Company believes that the maturities of the Bank's assets are well balanced in relation to maturities of liabilities (gap management), gap management is not an exact science. Rather, it involves estimates as to how changes in the general level of interest rates will affect the yields earned on assets and the rates paid on liabilities. Moreover, rate changes can vary depending upon the level of rates and competitive factors. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on net interest margins and results of operations of the Company.

Regulatory Risk

          The banking industry is heavily regulated. These regulations are primarily intended to protect the federal insurance funds and depositors, not shareholders. The Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency ("OCC"), while the Company is subject to regulation and supervision by the Federal Reserve. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. The banking industry continues to lose market share to its competitors. In addition, legislative reactions to the problems of the thrift industry have added to the regulatory burden on banks and cause them to incur increased operating expenses. See "Description of the Preferred Securities--Redemption or Exchange--Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."

Dividend Restrictions

          The ability of the Company to pay amounts due on the Subordinated Debentures is largely dependent on its receipt of dividends from the Bank. The amount of dividends that the Bank may pay to the Company is limited by various federal laws and by the regulations promulgated by their respective primary regulators, which impose certain minimum capital requirements.

                                USE OF PROCEEDS

          The proceeds from the sale of the Preferred Securities will be used by SBI Capital to purchase the Subordinated Debentures from the Company. The net proceeds to the Company from the sale of the Subordinated Debentures are
estimated to be $          (or $         if the Underwriter's over-allotment
option is exercised in full) after deducting the Underwriter's compensation and estimated expenses. The proceeds of the Offering will strengthen the Company's capital base and position the Bank to continue to remain a "well capitalized" institution under federal banking regulations, which will allow the Company to pursue future growth opportunities through expansion of its existing businesses and possible acquisitions. The Company, however, does not have any specific plans, arrangements, agreements or understandings with any other person for any acquisitions at the current time. The Company proposes to use the net proceeds for general corporate purposes, including use in the Bank's lending and investment activities, and possible redemption, in whole or in part, of the Series A Preferred Stock. Unlike interest payments on the Subordinated Debentures, dividends on the Series A Preferred Stock are not deductible for federal income tax purposes. Any redemption of the Company's Series A Preferred Stock, which first becomes redeemable on September 1, 1998, would reduce the capital base of the Company. Pending such uses, the net proceeds from the sale of the Subordinated Debentures may be invested in a variety of interest-bearing assets, including, but not limited to, government securities, federal funds transactions, interest-bearing deposits in other banks and similar investments, and securities, issued by other financial institutions and companies, with terms similar to those of the Preferred Securities.

                      MARKET FOR THE PREFERRED SECURITIES

          Application has been made to have the Preferred Securities approved for quotation on the Nasdaq National Market under the symbol "OKSBO". There can be no assurance that such approval will be obtained. Stifel, Nicolaus & Company, Incorporated has informed the Company that it presently intends to make a market in the Preferred Securities. There can be no assurance, however, that an active and liquid trading market will develop for the Preferred Securities, even if approval for listing is obtained, or, if developed, that such a market will continue. The offering price and distribution rate have been determined by negotiations among the Company and the Underwriter, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."

                              ACCOUNTING TREATMENT

          SBI Capital will be treated, for financial reporting purposes, as a subsidiary of the Company and, accordingly, the accounts of SBI Capital will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate category of long-term debt in the consolidated statement of financial condition of the Company under the caption "Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures," and appropriate disclosures about the Preferred Securities, the Guarantee and the Subordinated Debentures will be included in the notes to consolidated financial statements. The Company will record Distributions payable on the Preferred Securities as an expense in the consolidated statements of operations for financial reporting purposes.

          All future reports of the Company filed under the Exchange Act will
(a) present the Trust Securities issued by SBI Capital on the statement of financial condition as a separate category of long-term debt entitled "Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures," (b) include in a footnote to the financial statements disclosure that the sole assets of SBI Capital are the Subordinated Debentures (including the outstanding principal amount, interest rate and maturity date of such Subordinated Debentures), and (c) include in a footnote to the financial statements disclosure that the Company owns all of the Common Securities of SBI Capital, the sole assets of SBI Capital are the Subordinated Debentures, and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of SBI Capital under the Preferred Securities.


                                 CAPITALIZATION

          The following table sets forth (i) the consolidated capitalization of the Company at March 31, 1997 and (ii) the consolidated capitalization of the Company on an as adjusted basis giving effect to the issuance of the Preferred Securities offered by SBI Capital hereby and the application by the Company of the net proceeds therefrom, as if the sale of such securities had been consummated on March 31, 1997, and assuming the Underwriter's over-allotment option was not exercised. At March 31, 1997, the Company did not have any long-term debt.

                                                       At March 31, 1997
                                                  ----------------------------
                                                                      As
                                                      Actual       Adjusted
                                                  -----------  ---------------
                                                      (dollars in thousands)

Long-Term Debt:
   Guaranteed preferred beneficial interests in
    the Company's subordinated debentures.......  $      -      $21,750/(1)/
Shareholders' Equity:
  Serial preferred stock--
  Series A, 9.20% Redeemable, Cumulative
   Preferred Stock
    $1.00 par value; 1,000,000 shares authorized,
    liquidation value $17,250; 690,000 shares
    issued and outstanding........................        690              690
  Series B, $1 par value; 1,000,000 shares
   authorized;
    none issued...................................          -                -
  Common Stock, par value $1.00 per share:
    10,000,000 shares authorized; 3,766,515
     shares issued and outstanding................      3,767            3,767
  Capital surplus.................................     24,377           24,377
  Retained earnings...............................     35,803           35,803
  Unrealized loss on investment securities
   available for sale, net of tax.................        (98)             (98)
                                                      -------     ------------
     Total shareholders' equity/(2)/..............    $64,539     $     64,539
                                                      =======     ============


Capital Ratios:
  Shareholders' equity to total assets (period
   end)...........................................       7.27%            7.10%
  Leverage ratio/(2)(3)/..........................       7.37             7.19
  Tier 1 capital to risk-weighted assets/(3)/.....       9.47             9.47
  Total capital to risk-weighted assets/(3)/......      10.78            14.02
----------------

(1) In connection with the issuance of the guaranteed preferred beneficial interests in the Company's Subordinated Debentures, the Company estimates it will incur expenses of $1,120,000 (including Underwriter's compensation of $870,000). The Subordinated Debentures will mature on July 31, 2027, which date may be, if certain conditions are met, (a) shortened to a date not earlier than July 31, 2002, or (b) extended to a date not later than July 31, 2046.
(2) The leverage ratio is Tier 1 capital divided by quarterly average total assets less intangibles.
(3) The total risk-based capital ratio, as adjusted, is computed including the total estimated net proceeds from the sale of the Preferred Securities. Federal Reserve guidelines limit the amount of the Preferred Securities and cumulative perpetual preferred stock included in Tier 1 capital to an aggregate of 25% of Tier 1 capital, and accordingly the leverage and Tier 1 capital ratios, as adjusted, are computed excluding the Preferred Securities and $1,522,000 of Series A Preferred Stock.

     The Federal Reserve has allowed cumulative preferred stock meeting certain criteria and issued by subsidiaries of bank holding companies to be included as Tier 1 capital for purposes of regulatory capital calculations, up to a maximum, along with other cumulative preferred stock issued by the bank holding company, of 25% of Tier 1 capital. The Company believes the Preferred Securities will meet the Federal Reserve's criteria for inclusion in Tier 1 capital, subject to such 25% limitation.


                                  THE COMPANY

     Southwest Bancorp, Inc. (the "Company") is a one-bank holding company headquartered in Stillwater, Oklahoma, engaged in providing commercial and consumer banking services through its sole subsidiary, Stillwater National Bank & Trust Company (the "Bank"). The Company has six full-service banking offices, two of which are located in each of Stillwater and Tulsa, Oklahoma, and one each in Oklahoma City and Chickasha, Oklahoma, and two loan production offices, one each in Oklahoma City and Tulsa. The Company pursues a decentralized community banking strategy through three regional divisions -- the Stillwater Division, the Central Oklahoma Division (which includes Oklahoma City and Chickasha) and the Tulsa Division -- that offer commercial, consumer and real estate lending services and retail and commercial deposit products in their market areas. The Stillwater Division of the Bank serves the Stillwater market as a full-service community bank emphasizing both commercial and consumer lending. The Central Oklahoma Division and the Tulsa Division each have followed a more focused marketing strategy, targeting managers and professionals and Oklahoma-based businesses for lending and offering more specialized services. Each regional division is managed by a senior officer with substantial flexibility over credit and pricing decisions. In addition to the services offered through the regional divisions, the Bank offers credit card, student and mortgage lending services throughout the State of Oklahoma. The principal executive offices of the Company are located at 608 South Main Street, Stillwater, Oklahoma 74074, and its telephone number is (405) 372-2230.

     The Bank was founded in Stillwater and is currently in its 103rd year of operation. The Company began offering loans in Oklahoma City in 1982 and in Tulsa in 1985 by establishing loan production offices in these markets. The Company's banking strategy includes the offering of multiple commercial and consumer services to local businesses and their primary employees as well as to other managers and professionals living and working in the Company's market areas. Working within the branching limitations imposed by Oklahoma law, the Company has developed a marketing strategy that does not rely on an extensive branch network to deliver financial services to its target markets. The Company's high customer service philosophy includes offering an array of financial services, loan officers who often meet at the customer's home or place of business to close loans and the use of third-party courier services to collect commercial deposits.

     Pursuant to the Company's decentralized approach to banking, the Company's regional Division Managers, each of whom has significant lending experience, exercise substantial flexibility in credit and pricing decisions. The Company has designed and developed management information systems and loan review policies which senior management uses to review and monitor the origination and maturation of the loan portfolio. The Company believes this decentralized management approach, coupled with the continuity of service of its senior officers and its management information systems, enables the Company to develop long-term customer relationships, maintain high quality service and respond quickly to customer needs.

     The Company offers a wide variety of commercial and consumer lending and deposit services. The commercial loans offered by the Company include (i) commercial real estate loans, (ii) working capital and other commercial loans,
(iii) construction loans, and (iv) Small Business Administration ("SBA") guaranteed loans. Consumer lending services include (i) government-guaranteed student loans, (ii) residential real estate loans and mortgage banking services,
(iii) credit card loans, and (iv) personal lines of credit and other installment loans. The Company also offers deposit and personal banking services, including
(i) commercial deposit services such as lock-box services, commercial checking and other deposit accounts and merchant credit card services, (ii) retail deposit services such as certificates of deposit, money market accounts, checking accounts, NOW accounts, savings accounts and Automatic Teller Machine ("ATM") access, and (iii) personal brokerage and trust services.

     Additional financial and other information regarding the Company and the Bank and their respective businesses is presented herein under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," in the Company's consolidated financial statements included herein, and in the documents incorporated by reference herein. Prospective investors are urged to carefully consider all of the information contained in, and incorporated by reference in, this Prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data for the five years ended December 31, 1996 set forth below are derived from the audited consolidated financial statements of the Company. The data for the three month periods ended March 31, 1996 and 1997 have been derived from unaudited interim financial statements and include, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the data for such period. The results of operations for the three month periods ended March 31, 1997 and 1996 are not necessarily indicative of results which may be expected for any other interim period or for the full year. The selected consolidated financial data set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information contained in the consolidated financial statements of the Company and related notes included herein and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Prospectus Summary--Recent Developments."

                                              Three Months Ended
                                                   March 31,
                                         -----------------------------
                                               1997         1996
                                         -----------------------------

Operations data
  Interest income........................   $   17,851   $   15,089
  Interest expense.......................        9,259        7,586
                                         -----------------------------
  Net interest income....................        8,592        7,503
  Provision for loan losses..............        3,001          875
                                         -----------------------------
  Net interest income after provision
   for loan losses.......................        5,591        6,628
  Gains on sales of securities and loans.          326          570
  Other income...........................        1,088        1,032
  Other expenses.........................        6,359        5,219
                                         -----------------------------
  Income before taxes....................          646        3,011
  Taxes on income........................          186        1,079
                                         -----------------------------
  Net income.............................   $      460   $    1,932
                                         =============================
  Net income available to common
   shareholders..........................   $       63   $    1,535
                                         =============================
Dividends declared
  Preferred stock........................   $      397   $      397
  Common stock...........................          301          263
  Ratio of total dividends declared to
   net income............................       151.75%       34.15%
Per share data/(1)/
  Earnings per common share..............   $     0.02   $     0.41
  Common stock cash dividends declared...         0.08         0.07
  Book value per common share/(2)/.......        12.52        11.68
  Weighted average common shares
   outstanding...........................    3,766,172    3,756,861
Financial condition data/(2)/
  Investment securities/(3)/.............   $  149,684   $  142,918
  Loans/(4)/.............................      676,499      537,088
  Total assets...........................      887,809      723,909
  Total deposits.........................      814,537      654,667
  Total shareholders' equity.............       64,539       61,276
  Mortgage servicing portfolio...........      121,156      126,275
Selected ratios
  Return on average assets/(5)/..........         0.22%        1.08%
  Return on average shareholders'
   equity/(5)/...........................         2.86        12.77
  Return on average common equity/(5)/...         0.53        14.18
  Net interest margin/(5)/...............         4.23         4.38
  Efficiency ratio/(6)/..................        63.55        57.32
  Average assets per employee............   $    2,341   $    2,373

                                                                Year Ended December 31,
                                         --------------------------------------------------------------------
                                              1996          1995          1994          1993          1992
                                         --------------------------------------------------------------------
                                          (dollars in thousands except share data)
Operations data
  Interest income........................  $   64,668    $   55,000    $   37,654    $   29,639    $   28,049
  Interest expense.......................      32,833        28,544        16,637        12,417        13,043
                                         --------------------------------------------------------------------
  Net interest income....................      31,835        26,456        21,017        17,222        15,006
  Provision for loan losses..............       3,100         2,000         1,800         1,400         1,650
                                         --------------------------------------------------------------------
  Net interest income after provision
   for loan losses.......................      28,735        24,456        19,217        15,822        13,356
  Gains on sales of securities and loans.       2,137         1,026         1,450           931           709
  Other income...........................       4,212         3,848         3,671         3,284         3,023
  Other expenses.........................      23,226        19,902        16,440        13,733        11,906
                                         --------------------------------------------------------------------
  Income before taxes....................      11,858         9,428         7,898         6,304         5,182
  Taxes on income........................       4,306         3,336         2,754         2,108         1,637
                                         --------------------------------------------------------------------
  Net income.............................  $    7,552    $    6,092    $    5,144    $    4,196    $    3,545
                                         ====================================================================
  Net income available to common
   shareholders..........................  $    5,965    $    5,426    $    5,144    $    4,196    $    3,545
                                         ====================================================================
Dividends declared
  Preferred stock........................  $    1,587    $      533    $        -    $        -    $        -
  Common stock...........................       1,053           901           751           444           371
  Ratio of total dividends declared to
   net income............................       34.96%        23.55%        14.60%        10.58%        10.47%
Per share data/(1)/
  Earnings per common share..............  $     1.59    $     1.44    $     1.37    $     1.44    $     1.23
  Common stock cash dividends declared...        0.28          0.24          0.20          0.14          0.13
  Book value per common share/(2)/.......       12.66         11.44         10.09          9.21          7.47
  Weighted average common shares
   outstanding...........................   3,760,370     3,755,228     3,755,228     2,910,535     2,886,996
Financial condition data/(2)/
  Investment securities/(3)/.............  $  147,351    $  147,688    $  143,517    $   83,442    $   88,823
  Loans/(4)/.............................     644,646       531,988       412,614       319,260       247,967
  Total assets...........................     829,117       711,135       582,170       434,119       353,938
  Total deposits.........................     753,945       634,387       525,560       394,521       329,162
  Total shareholders' equity.............      65,032        60,357        37,888        34,570        21,589
  Mortgage servicing portfolio...........     118,953       130,188       143,899       129,648        95,127
Selected ratios
  Return on average assets/(5)/..........        0.98%         0.93%         1.01%         1.07%         1.05%
  Return on average shareholders'
   equity/(5)/...........................       12.15         12.81         14.17         17.76         17.94
  Return on average common equity/(5)/...       13.30         13.48         14.17         17.76         17.94
  Net interest margin/(5)/...............        4.32          4.23          4.34          4.61          4.69
  Efficiency ratio/(6)/..................       60.83         63.52         62.90         64.06         63.54
  Average assets per employee............  $    2,162    $    2,204    $    2,089    $    1,917    $    1,850

                                                               Three Months Ended
                                                                    March 31                 Year Ended December 31,
                                                               ------------------  -------------------------------------------
                                                                  1997     1996      1996    1995     1994    1993     1992
                                                               ------------------  -------------------------------------------
                                                                                     (dollars in thousands except share data)
Asset quality ratios
  Allowance for loan losses to loans/(2)/....................    1.25%    1.16%    1.11%    1.09%    1.20%    1.24%   1.37%
  Nonperforming loans to loans/(2)(7)/.......................    1.04     1.03     1.03     0.99     0.60     0.98    2.15
  Allowance for loan losses to nonperforming loans/(2)(7)/...  120.15   112.98   107.37   110.12   199.16   126.07   63.72
  Nonperforming assets to loans and other real estate
   owned/(2)(8)/.............................................    1.11     1.05     1.04     1.03     0.67     1.13    2.48

  Net loan charge-offs to average loans/(5)/.................    1.00     0.35     0.31     0.24     0.22     0.30    0.51
Capital ratios
  Average total shareholders' equity to average assets.......    7.55     8.43     8.05     7.27     7.12     6.01    5.84
  Average common equity to average assets....................    5.55     6.04     5.81     6.15     7.12     6.01    5.84
  Tier 1 capital to risk-weighted assets/(2)(9)/.............    9.47    10.15    10.21    10.02     9.64    12.39   10.45
  Total capital to risk-weighted assets/(2)(9)/..............   10.78    11.52    11.40    11.41    10.89    13.64   11.71
  Leverage ratio/(2)(9)/.....................................    7.37     8.13     7.77     8.19     6.76     8.04    5.77
Ratio of earnings to combined fixed charges and
  preferred stock dividends/(10)/
  Including interest on deposits.............................   1.06x    1.36x    1.33x    1.32x    1.47x    1.50x   1.39x
  Excluding interest on deposits.............................    1.84     5.11     5.16     7.96    25.23    38.30   25.56
---------------------

(1) All share and per share information has been restated to reflect the fourteen-to-one stock split effected in the form of a stock dividend paid November 15, 1993.
(2)  At period end.
(3)  Includes investment securities held for sale.
(4) Net of unearned discounts but before deduction of allowance for loan losses.
(5)  Ratios for the three month periods are annualized.
(6) The efficiency ratio = other expenses/(net interest income + gain on sales of securities and loans + other income).
(7) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more plus loans with restructured terms.
(8)  Nonperforming assets consist of nonperforming loans plus foreclosed assets.
(9)  Computed in accordance with regulatory guidelines as in effect currently.
(10) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxes plus interest and the portion of rent expense deemed to be interest. Fixed charges consist of interest and the portion of rent expense deemed to be interest.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Forward Looking Statements. Portions of this Management's Discussion and Analysis contain forward-looking statements, including statements of goals, intentions, and expectations, regarding or based upon general economic conditions, interest rates, developments in national and local markets, and other matters, and which, by their nature, are subject to significant uncertainties. Because of these uncertainties and the assumptions on which statements in this Prospectus are based, the actual future results may differ materially from those indicated in this report. Past results also are not necessarily indicative of future performance.

     The following presents management's discussion and analysis of the Company's consolidated financial condition and results of operations at the dates and for the periods indicated. This discussion should be read in conjunction with "Selected Consolidated Financial Data," the Company's consolidated financial statements and the accompanying notes, and other financial data appearing elsewhere in this Prospectus.

General

     Over the past five years, the Company has achieved significant growth in assets. From 1992 through 1996, the Company's loans grew at a 27% compound annual growth rate, and increased by $31.9 million, or 5%, in the first three months of 1997. Using the capital raised in the public offering of its Series A Preferred Stock in 1995, and increased funding from deposit growth, the Company increased the Bank's loan portfolio by 21% during 1996. The Company's ratio of nonperforming assets to total loans receivable and other real estate declined from 2.48% at December 31, 1992 to 1.04% at December 31, 1996. At March 31, 1997, the Company's ratio of nonperforming assets to total loans receivable and other real estate was 1.11%. The ratio of net loan charge-offs to average loans receivable has declined from 0.51% in 1992 to 0.31% in 1996, but increased to an annualized rate of 1.00% for the three months ended March 31, 1997. The increase in the first quarter of 1997 is largely attributable to the impairment of a large commercial loan in that quarter. See "Nonperforming Loans" and "Allowance for Loan Losses."

     The Company has also had a history of earnings growth. Net income and net income available to common shareholders grew at compound annual growth rates of 21% and 14%, respectively, from 1992 to 1996. During this period, the Company's net interest income grew at a 21% compound annual growth rate. Although net interest income grew by 15% during the three months ended March 31, 1997 compared to the three months ended March 31, 1996, net income for the three months ended March 31, 1997 was significantly less than the prior year's period, primarily as a result of a $2.1 million increase in the provision for loan losses. This increase in the provision for the first quarter of 1997 was the result of the impairment of a $1.9 million commercial loan in the first quarter of 1997 and the Company's regular evaluation of the adequacy of the allowance for loan losses. The Company's annual return on average common equity has averaged 15.33% over the five-year period from 1992 through 1996. For the five-year period from 1992 to 1996, the Company's average annual return on average assets was 1.01%. The annualized return on average equity and the annualized return on average assets for the three months ended March 31, 1997 were substantially less than for the prior year's period. Net income, net income available to common shareholders, and returns on average assets and average common equity are expected to be less in 1997 than in 1996 as a result of the decline in income for the first quarter of 1997. See "Summary of Earnings."

     The Company's growth over the past five years reflects growth in the Oklahoma economy and has been aided by the consolidation in the Oklahoma banking industry which has disrupted long-standing lending relationships and resulted in fewer independent Oklahoma banks addressing the Bank's target market niches of Oklahoma-based businesses and professionals. The consolidation within the Oklahoma banking industry has particularly aided the Bank's expansion in the metropolitan areas of Oklahoma City and Tulsa where the Company has been able to attract experienced lending officers. The Company's future loan growth is subject to a variety of economic and competitive considerations and no assurance can be given that the Company's loan portfolio will continue to grow consistently at historic rates.

     The Company's net interest income and net interest margin have benefited from a high ratio of loans to deposits. Management's funding philosophy has been to increase deposits from retail and commercial deposit sources as necessary to fund loans within the limitations of the Bank's capital base. The Company has operated for the past five years with average loan-to-deposit ratios ranging from 73% to 83%, and had an average loan to deposit ratio of 85% for the first quarter of 1997. Although a high loan-to-deposit ratio potentially limits the liquidity available to the institution, the Company has available sources of liquidity it believes adequate to meet its requirements. See "Liquidity."

Summary of Earnings

Net Income

     Three months ended March 31, 1997 and 1996. For the first quarter of 1997, the Company recorded net income of $460,000, 76% less than the $1.9 million recorded for the first quarter of 1996. Net income available to common shareholders, after deduction of dividends on preferred stock, was $63,000 ($0.02 per share), compared with $1.5 million ($0.41 per share) for the first quarter of 1996. The substantial decrease in quarterly earnings was primarily the result of a $2.1 million increase in the provision for loan losses. Average common shares outstanding were 3,766,172 and 3,756,861, respectively.

     During the first quarter of 1997, the Company received information regarding events that adversely affected a borrower's ability to fully repay its commercial loan, which had a carrying amount of $1.9 million. As a result of this event, and management's regular evaluation of the adequacy of the allowance for loan losses relative to other loans in the portfolio, the Company recorded a provision for loan losses of $3.0 million for the first quarter of 1997, compared with a provision of $875,000 for the first quarter of 1996. See "Provision for Loan Losses."

     Net interest income increased $1.1 million, or 15%, for the first quarter of 1997 compared to the same period in 1996. This increase in net interest income, as well as an $893,000, or 83%, reduction in taxes, offset the $2.1 million, or 243%, increase in provision for loan losses, a $1.1 million, or 22%, increase in other expenses and a $188,000, or 12% reduction in other income.
For the first quarter of 1997, the return on average total equity was 2.86% and the return on average common equity was 0.53% compared to a 12.77% return on average total equity and a 14.18% return on average common equity for the first quarter of 1996.

     Years ended December 31, 1996 and 1995. Net income for 1996 was $7.6 million, a 24% increase over the $6.1 million earned in 1995. The increase in net income during 1996 was due principally to a $5.4 million, or 20%, increase in net interest income. Net income for 1996 also benefited from a $1.5 million, or 30% increase in other income. These increases in income offset a $3.3 million, or 17%, increase in other expenses, a $1.1 million, or 55%, increase in the provision for loan losses, and a $970,000, or 29%, increase in taxes on income. Net income available to common shareholders, after dividends on the Series A Preferred Stock, was $6.0 million, an increase of $539,000, or 10%, over 1995. Net income per common share also increased by 10% to $1.59 per share for 1996 from $1.44 per share for 1995. Average common shares outstanding were 3,760,370 and 3,755,228 for 1996 and 1995, respectively.

     Years ended December 31, 1995 and 1994. Net income for 1995 was $6.1 million, an 18% increase over the $5.1 million earned in 1994. The principal contributor to the Company's increase in net income during 1995 was a $5.4 million, or 26%, increase in net interest income. This increase in income was offset by a $3.5 million, or 21%, increase in other expenses, a $582,000, or 21%, increase in taxes on income, a $247,000, or 5%, decrease in other income, and a $200,000, or 11%, increase in the provision for loan losses. Net income available to common shareholders, after dividends on the Series A Preferred Stock, was $5.4 million, an increase of $282,000, or 5%, over

1994. Net income per common share increased by 5% in 1995 to $1.44 from $1.37 per share for 1994. Average common shares outstanding were the same for both periods.

Net Interest Income

     Three months ended March 31, 1997 and 1996. Net interest income increased to $8.6 million for the first quarter of 1997 from $7.5 million for the same period in 1996 as continued growth in the loan portfolio enabled the Company to post a $2.8 million increase in interest income that exceeded the $1.7 million increase in interest expense during the period. Yields on the Company's interest-earning assets declined by 1 basis point, and the rates paid on the Company's interest-bearing liabilities increased by 1 basis point, resulting in a reduction in the interest rate spread to 3.48% for the first quarter of 1997 from 3.50% for the first quarter of 1996. The ratio of average interest-earning assets to average interest-bearing liabilities declined to 116.46% for the first quarter of 1997 from 119.78% for the first quarter of 1996, as a substantial portion of the increase in loans was funded by time deposits.

     Total interest income for the first quarter of 1997 was $17.9 million, up 18% from $15.1 million during the same period in 1996. The principal factor providing greater interest income was the $128.8 million, or 24%, increase in the volume of average loans outstanding. The Company's loan yields declined to 9.40% for the first quarter of 1997 from 9.55% in 1996. During the same period, the Company's yield on investment securities increased to 6.19% from 6.12%.

     Total interest expense for the first quarter of 1997 was $9.3 million, an increase of 22% from $7.6 million for the same period in 1996. The increase in total interest expense can be attributed to an increase in average interest-bearing liabilities of $131.3 million, or 23%. During the same period, the rates paid on average interest-bearing liabilities increased to 5.31% from 5.30%, as a 15 basis point decline in the average rate paid on time deposits (to 5.71%) was more than offset by a 64 basis point increase (to 4.14%) in the average rate paid on money market accounts.

     Years ended December 31, 1996 and 1995. Net interest income for 1996 increased to $31.8 million from $26.5 million in 1995, primarily as a result of the increase in the Company's loan portfolio. Yields on the Company's interest-earning assets declined by only 2 basis points during 1996, and the rates paid on the Company's interest-bearing liabilities declined by 10 basis points, resulting in an increase in the interest rate spread to 3.51% for 1996 from 3.43% for 1995. Net interest income benefited from an increase in the ratio of average interest-earning assets to average interest-bearing liabilities to 118.30% for 1996 from 117.55% for 1995. The improvement in this ratio reflects an increase in noninterest-bearing demand deposits, as well as an increase in the Company's average shareholders' equity from the sale of Series A Preferred Stock in July 1995 and retention of earnings.

     Interest income for 1996 was $64.7 million, up from $55.0 million in 1995, primarily as a result of growth in interest-earning assets, which offset the slight decline in yields. Yields on total interest-earning assets were 8.78% in 1996 and 8.80% in 1995. Loan interest and fee income increased $9.6 million because the greater volume of loans outstanding more than offset the effect of the 14 basis point decline in loan yields. The Company generated growth of $107.5 million in average loans to $580.6 million in 1996 from $473.1 million in 1995, a 23% increase. Interest income on investment securities increased by $186,000 despite lower yields earned, due to an increase in the size of the investment portfolio. The yield on the investment portfolio declined 8 basis points. A decrease in interest income on federal funds sold and other short-term investments was caused by slightly lower volumes in those areas. The increase in interest-earning assets was funded by growth in deposits at the Company's existing branches, the proceeds from the July 1995 offering and retention of earnings.

     Total interest expense for 1996 was $32.8 million, a $4.3 million increase from $28.5 million in 1995. The increase in interest expense was primarily due to a $93.5 million, or 18%, increase in average interest-bearing deposits from $527.4 million for the year ended December 31, 1995 to $620.9 million for the year ended December 31, 1996. Growth in average time deposits of $85.7 million, or 21%, accounted for most of the increase in average interest-bearing deposits, although average NOW and money market accounts also increased. Use of federal funds declined significantly for the year. Rates paid on interest-bearing liabilities declined to 5.27% in 1996 from 5.37% in 1995.

     Years ended December 31, 1995 and 1994. Net interest income increased to $26.5 million for 1995 from $21.0 million in 1994 as continued growth in the loan portfolio enabled the Company to post a $17.3 million increase in interest income that significantly exceeded the $11.9 million increase in interest expense during the year. Competitive factors and the Bank's use of time deposits to fund loan growth, however, continued to put pressure on the Company's net interest margin, which declined to 4.23% for fiscal 1995 compared to 4.34% for 1994. Yields on the Company's interest-earning assets increased by 102 basis points during 1995, and the rates paid on the Company's interest-bearing liabilities increased by 131 basis points, resulting in a reduction in the interest rate spread to 3.43% for fiscal 1995 from 3.72% for 1994. The Company attributed the narrowing of the spread to the significant increases in time deposits during recent periods. The Bank funded its growth in interest-earning assets with a higher percentage of time deposits, on which it paid higher interest rates than transaction accounts and for which it encountered greater competition. The Company's net interest margin was also adversely affected by a decline in the excess of earning assets over interest-bearing liabilities as the Company's asset growth continued to outstrip the growth in funding from noninterest-bearing sources, notwithstanding the substantial increase in shareholders' equity from the sale of Preferred Stock completed in July 1995. The ratio of average interest-earning assets to average interest-bearing liabilities declined to 117.55% for 1995 from 118.05% for 1994.

     Total interest income for 1995 was $55.0 million, up 46% from $37.7 million during the same period in 1994. The principal factors providing greater interest income were the $116.8 million, or 33%, increase in the volume of average loans outstanding and the increase in yields earned on loans and investment securities. The Company's loan yields increased to 9.64% for 1995 from 8.44% in 1994. At the same time, the Company's yield on investment securities increased to 6.20% from 6.01%.

     Total interest expense for 1995 was $28.5 million, an increase of 72% from $16.6 million for 1994, due to an increase in average interest-bearing liabilities of $122.0 million, or 30%, and an increase in rates paid on average interest-bearing liabilities to 5.37% from 4.06%. The increase in rates on interest-bearing liabilities resulted from the increasing rate environment and the Company's increased use of time deposits. As a percentage of average total deposits, average time deposits increased to 70% for 1995 compared to 66% for 1994. The increase in the Bank's time deposits has generally involved deposits with maturities of six months to one year.

Changes in Interest Income and Expense/Volume and Rate Variances

     The following table indicates the changes in interest income and interest expense that are attributable to changes in average volume and average rates, in comparison with the same period in the preceding year. The change in interest due to the combined rate-volume variance has been allocated to rate and volume changes in proportion to the absolute dollar amounts of the changes in each.

                                     Three Months Ended March 31,                            Year Ended December 31,
                                  ---------------------------------   ----------------------------------------------------------
                                             1997 vs. 1996                        1996 vs. 1995                  1995 vs. 1994
                                                           Increase (Decrease) Attributable to Change in:
                                  ----------------------------------------------------------------------------------------------

                                                Yield/      Net                 Yield/     Net                Yield/      Net
                                     Volume      Rate      Change     Volume     Rate    Change     Volume     Rate      Change
                                  ---------------------------------  ---------------------------  ------------------------------
                                                                       (dollars in thousands)
Interest earned on:
  Loans receivable/(1)/...........   $  2,860   $  (176)   $ 2,684    $10,201   $ (615)  $ 9,586    $10,851   $ 4,650    $15,501
  Investment securities...........         54        17         71        243      (57)      186      1,178       264      1,442
  Federal funds sold..............          7         -          7        (46)     (58)     (104)       266       137        403
                                  ---------------------------------  ---------------------------  ------------------------------
     Total interest income........      2,921      (159)     2,762     10,398     (730)    9,668     12,295     5,051     17,346
                                  ---------------------------------  ----------------------------  -----------------------------
Interest paid on:
  NOW accounts....................          8        (2)         6         90      (16)       74        (52)       14        (38)
  Money market accounts...........        117       129        246        332     (364)      (32)       399       521        920
  Savings accounts................         (5)        -         (5)       (22)       3       (19)       (47)       (7)       (54)
  Time deposits...................      1,572      (158)     1,414      4,916     (477)    4,439      5,950     4,972     10,922
  Federal funds purchased and
   other short-term borrowings....         12         -         12       (143)     (30)     (173)        92        65        157
                                  ---------------------------------  ----------------------------  -----------------------------
     Total interest expense.......      1,704       (31)     1,673      5,173     (884)    4,289      6,342     5,565     11,907
                                  ---------------------------------  ----------------------------  -----------------------------
     Net interest income..........   $  1,217   $  (128)   $ 1,089    $ 5,225   $  154   $ 5,379    $ 5,953   $  (514)   $ 5,439
                                  ==============================================================================================

(1) Average balance includes nonaccrual loans. Fees included in interest income on loans receivable are not considered material to any period presented. Interest on tax-exempt loans and securities is not presented on a tax-equivalent basis because such amounts are not considered material.

Comparison of Consolidated Average Balance Sheets, Interest, Yields and Rates

     The following table provides certain information relating to the Company's average consolidated statements of financial condition and reflects the interest income on interest-earning assets and interest expense of interest-bearing liabilities for the periods indicated and the average yields earned and rates paid for the periods indicated. These yields and costs are derived by dividing income or expense by the average daily balance of the related assets or liabilities, respectively, for the periods presented. Non-accrual loans have been included in the average balances of loans receivable.

                                AVERAGE BALANCES

                                                            Three Months Ended March 31,
                                    ----------------------------------------------------------------------
                                                  1997                                          1996
                                    ------------------------------          ------------------------------
                                                 Interest                                 Interest
                                       Average   Income/   Yield/               Average   Income/   Yield/
                                       Balance   Expense    Rate                Balance    Expense    Rate

                                    ------------------------------          ------------------------------
                                                             (dollars in thousands)
ASSETS

Interest-earning assets:
  Loans receivable..................  $669,424    $15,516    9.40%             $540,627    $12,832    9.55%
  Investment securities.............   147,750      2,254    6.19               143,367      2,183    6.12
  Federal funds sold................     6,144         81    5.35                 5,528         74    5.38
                                    ------------------------------          ------------------------------
Total Interest-Earning Assets.......   823,318     17,851    8.79               689,522     15,089    8.80
                                    ------------------------------          ------------------------------
Noninterest-earning assets:
  Other assets......................    40,566                                  31,953
                                    ----------                              -----------
Total Assets........................  $863,884                                $721,475
                                    ==========                              ===========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:

  NOW accounts......................  $ 36,658    $   209    2.31%            $ 34,912    $    203    2.34%
  Money market accounts.............    89,994        919    4.14               77,229         673    3.50
  Savings accounts..................     4,058         25    2.50                4,828          30    2.50
  Time deposits.....................   571,205      8,036    5.71              454,560       6,622    5.86
                                    ------------------------------          ------------------------------
Total Interest-Bearing Deposits.....   701,915      9,189    5.31              571,529       7,528    5.30
  Federal funds purchased and
     other short-term borrowings....     5,048         70    5.62                4,140          58    5.63
                                    ------------------------------          ------------------------------
Total Interest-Bearing Liabilities..   706,963      9,259    5.31              575,669       7,586    5.30
                                    ------------------------------          ------------------------------
Noninterest-bearing liabilities:

  Demand deposits...................    84,829                                  78,625
  Other liabilities.................     6,877                                   6,351
  Shareholders' equity..............    65,215                                  60,830
                                    ----------                               ----------
Total Liabilities and
  Shareholders' Equity..............  $863,884                                $721,475
                                    ==========                               ==========
Net interest income.................              $ 8,592                                  $ 7,503
                                                ===========                             ===========
Interest rate spread................                         3.48%                                    3.50%
                                                           =======                                  ======
Net interest margin.................                         4.23%                                    4.38%
                                                           =======                                  ======
Ratio of average interest-earning
  assets to average interest-
  bearing liabilities...............    116.46%                                 119.78%
                                     =========                                =========

                                                                         Year Ended December 31,
                                    -----------------------------------------------------------------------------------------------
                                                1996                               1995                              1994
                                    ------------------------------   -------------------------------   ----------------------------
                                                 Interest                        Interest                          Interest
                                      Average    Income/   Yield/     Average    Income/   Yield/       Average    Income/   Yield/
                                      Balance    Expense    Rate      Balance    Expense    Rate        Balance    Expense    Rate
                                    ------------------------------   -------------------------------   ----------------------------
                                                                         (dollars in thousands)
ASSETS
Interest-earning assets:
  Loans receivable..................  $580,590    $55,177    9.50%    $473,080    $45,591    9.64%      $356,323    $30,090    8.44%
  Investment securities.............   146,993      8,999    6.12      142,202      8,813    6.20        122,649      7,371    6.01
  Federal funds sold................     9,200        492    5.35       10,007        596    5.96          4,945        193    3.90
                                    ------------------------------   -------------------------------   ----------------------------
Total Interest-Earning Assets.......   736,783     64,668    8.78      625,289     55,000    8.80        483,917     37,654    7.78
                                    ------------------------------   -------------------------------   ----------------------------
Noninterest-earning assets:
  Other assets......................    34,999                          29,197                            25,819
                                    ------------                     -----------                       -----------
Total Assets........................  $771,782                        $654,486                          $509,736
                                    ============                     ===========                       ===========
LIABILITIES AND
SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  NOW accounts......................  $ 36,088    $   838    2.32%    $ 32,261    $   764    2.37%      $ 34,385    $   802    2.33%
  Money market accounts.............    81,939      3,129    3.82       77,147      3,161    4.10         66,245      2,241    3.38
  Savings accounts..................     4,580        114    2.49        5,441        133    2.44          7,378        187    2.53
  Time deposits.....................   498,283     28,647    5.75      412,570     24,208    5.87        299,095     13,286    4.44
                                    -----------------------------------------------------------------------------------------------
Total Interest-Bearing Deposits.....   620,890     32,728    5.27      527,419     28,266    5.36        407,103     16,516    4.06
  Federal funds purchased and
     other short-term borrowings....     1,940        105    5.41%       4,527        278    6.14%         2,823        121    4.29%
                                    -----------------------------------------------------------------------------------------------
Total Interest-Bearing Liabilities..   622,830     32,833    5.27%     531,946     28,544    5.37%       409,926     16,637    4.06%
                                    -----------------------------------------------------------------------------------------------
Noninterest-bearing liabilities:
  Demand deposits...................    79,739                          68,540                            56,175
  Other liabilities.................     7,066                           6,437                             7,338
  Shareholders' equity..............    62,147                          47,563                            36,297
                                    ------------                     -----------                       -----------
Total Liabilities and
  Shareholders' Equity..............  $771,782                        $654,486                          $509,736
                                    ============                     ===========                       ===========
Net interest income.................              $31,835                         $26,456                           $21,017
                                                ===========                     ===========                       ===========
Interest rate spread................                         3.51%                           3.43%                             3.72%
                                                           ========                        ========                          =======

Net interest margin.................                         4.32%                           4.23%                             4.34%
                                                           ========                        ========                          =======

Ratio of average interest-earning
  assets to average interest-
  bearing liabilities...............    118.30%                         117.55%                           118.05%
                                    ============                     ===========                       ==========

Provision for Loan Losses

     The Company makes provisions for loan losses in amounts deemed necessary to maintain the allowance for loan losses at an appropriate level. The adequacy of the allowance for loan losses is determined by management based upon a number of factors including, among others, analytical reviews of loan loss experience in relationship to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; use of appraisals to estimate the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Changes in the allowance may occur because of changing economic conditions, and economic prospects or the financial position of borrowers. Based upon its review, management established an allowance of $8.5 million, or 1.25% of total loans, at March 31, 1997, compared to an allowance of $7.1 million, or 1.11% of total loans, at December 31, 1996, and an allowance of $5.8 million, or 1.09% of total loans, at December 31, 1995. During fiscal years 1996, 1995 and 1994, the provisions for loan losses were $3.1 million, $2.0 million and $1.8 million, respectively. During the first quarter of 1997, the Company received information regarding events that adversely affected a borrower's ability to fully repay its commercial loan, which had a carrying amount of $1.9 million.
As a result of this event, and management's regular evaluation of the adequacy of the allowance for loan losses relative to other loans in the portfolio, the Company recorded a provision for loan losses of $3.0 million for the first quarter of 1997, compared with a provision of $875,000 for the first quarter of 1996. See "Net Income" and "Financial Condition, Capital Resources and Liquidity--Allowance for Loan Losses."

Other Income

     The following table sets forth the Company's other income for the periods indicated.

                                Three Months
                               Ended March 31,       Year Ended December 31,
                            -------------------  -------------------------------
                               1997      1996       1996      1995       1994
                            -------------------  -------------------------------
                                                     (dollars in thousands)
Service charges and fees...    $  752    $  708    $2,985    $2,574     $2,440
Credit cards...............       193       207       869       901        903
Other noninterest income...       143       117       358       373        328
Gain on sales of loans
 receivable................       326       448     1,678     1,034      1,453
Gain/(loss) on sale of
 investment securities....          -       122       459        (8)        (3)
                           --------------------  -------------------------------
     Total other income....    $1,414    $1,602    $6,349    $4,874     $5,121
                           ====================  ===============================


     The Company has sought to develop sources of noninterest income through credit card lending, student lending and mortgage banking, in addition to traditional deposit and loan service charges and fees.

     Three months ended March 31, 1997 and 1996. Other income declined by $188,000 for the first quarter of 1997 compared to the first quarter of 1996 primarily as a result of a $122,000 decrease in gain on sales of loans receivable and a $122,000 reduction in gain on sales of investment securities. The decrease in the gain on sales of loans receivable in the first quarter of 1997 was primarily the result of lower sales of guaranteed student loans. A gain on sale of investment securities occurred during the first quarter of 1996 when $4.6 million in Agency securities classified as "held to maturity" and $7.7 million in Agency securities classified as "available for sale," originally purchased at a discount, were called prior to their stated maturity date. No securities were sold or called during the first three months of 1997.

     Years ended December 31, 1996 and 1995. Total other income increased by $1.5 million for fiscal year 1996 compared to 1995 primarily due to increased gains on sales of student loans and residential mortgage loans, increased gains on sales of investment securities and increased service charges attributable to its higher deposit base. During 1996, the Company sold $46.7 million in student loans compared to $40.2 million in such sales during 1995. The Company also was able to increase its gain on sales of student loans by packaging its loans in a manner than allowed it to obtain a higher premium from SLMA. The principal balance of residential mortgage loans sold was $45.1 million during 1996 compared to $33.6 million during 1995.

     The gain on sales of investment securities during 1996 occurred when $4.6 million in Agency securities classified as "held to maturity", and $11.2 million in Agency securities classified as "available for sale", originally purchased at a discount, were called prior to their stated maturity date, and $150,000 in corporate stock classified as "available for sale" was sold.

     Years ended December 31, 1995 and 1994. Total other income declined by $247,000 for fiscal 1995 compared to 1994 primarily due to decreased gains on sales of student loans into the secondary market. This decrease was partially offset by increased gains on sales of residential mortgage loans and increased service charges attributable to its higher deposit base. During 1995, the Company sold $40.7 million in student loans compared to $59.6 million in such sales during 1994. Sales of residential mortgage loans declined in 1995 to $34.0 million from $47.5 million in 1994, reflecting the decline in refinancing activity during the comparatively higher interest rate environment which generally prevailed during 1995. Residential mortgage loans were generally sold with servicing released during fiscal 1995 which increased the gain on such sales but may reduce future servicing income which is included in other noninterest income.

     During 1995, a loss on sales of investment securities occurred when the Bank sold securities classified as "held to maturity". The Company concluded that these securities were sold at a time near enough to their maturity dates that interest rate risk was substantially eliminated as a pricing factor.

Other Expenses

     The following table sets forth the Company's other expenses for the periods indicated.

                                   Three Months
                                 Ended March 31,      Year Ended December 31,
                              --------------------  ----------------------------
                                  1997      1996      1996      1995      1994
                              --------------------  ----------------------------
                                                       (dollars in thousands)
Salaries and employee benefits   $ 3,487   $ 2,828  $ 12,164  $ 10,057  $  8,038
Occupancy.....................     1,043       759     3,671     3,080     2,509
FDIC and other insurance
 expense......................        63       132       859       856     1,056
Credit cards..................        76       104       411       547       504
General and administrative....     1,690     1,396     6,121     5,362     4,333
                              --------------------  ----------------------------
     Total other expenses.....   $ 6,359   $ 5,219  $ 23,226  $ 19,902  $ 16,440
                              ====================  ============================

     The increase in the Company's other expenses during the past several years reflects the Company's growth in asset size during this period. The Company continues to experience increases in both salaries and employee benefits and occupancy expense as it develops its markets.

     Three months ended March 31, 1997 and 1996. The Company's other expenses increased $1.1 million for the first quarter of 1997 compared to the first quarter of 1996. This increase was primarily the result of an increase in salaries and employee benefits, which increased $659,000 as a result of a 21% increase in staffing. The increase in staffing is related to the expansion of the Company's asset and deposit bases. In addition, general and administrative expenses increased $287,000 and occupancy expense increased $284,000 compared to 1996. The increase in occupancy expense was due primarily to the leasing of additional office space and the depreciation on furniture and equipment purchased to furnish those new offices. These increases were offset by reductions in both FDIC and other insurance and credit card expenses.

     Years ended December 31, 1996 and 1995. The Company's other expenses increased $3.3 million, or 17%, for fiscal year 1996 compared to fiscal year 1995. This increase was primarily the result of an increase in salaries and employee benefits, which increased $2.1 million, or 21%, as a result of a 20% increase in staffing. The increase in staffing is related to the expansion of the Company's asset and deposit bases. In addition, occupancy expense increased $591,000, due primarily to the leasing of additional office space and the depreciation on furniture and equipment purchased to furnish those new offices, and general and administrative expense increased $759,000. Included in general and administrative expense was $139,000 in expenses related to an unsuccessful effort to establish additional branches.

     Despite the increase in the Company's deposit base, FDIC and other insurance for 1996 increased only $3,000 compared to 1995. Regular deposit insurance premium rates decreased beginning July 1, 1995 as the Bank Insurance Fund ("BIF"), of which the Bank is a member, achieved its statutory reserve ratio. However, legislation enacted by Congress required that the Bank pay a one-time special assessment of $436,000 to the FDIC with respect to deposits it acquired from a savings association in 1991. After the payment of this special assessment, the insurance premiums related to these acquired deposits were also reduced.

     Years ended December 31, 1995 and 1994. The Company's other expenses increased by $3.5 million, or 21%, during 1995 compared to 1994. This increase was primarily the result of an increase in salaries and employee benefits, which increased by $2.0 million, or 25%, as a result of a 22% increase in staffing. The increase in staffing is related to the expansion of the Company's asset and deposit bases. In addition, general and administrative expense increased by $1.0 million and occupancy expense increased by $571,000 compared to 1994.
These increases were offset by a $200,000 reduction in FDIC and other insurance expense. The increase in occupancy expense was due primarily to the leasing of additional office space in Tulsa and Oklahoma City and the depreciation on furniture and equipment purchased to furnish those new offices. The reduction in FDIC and other insurance was due to a reduction in premiums as the BIF achieved its statutory reserve ratio.

Taxes on Income

     The Company's income tax expense for the first three months of 1997 and 1996 was $186,000 and $1.1 million, respectively. The Company's income tax expense for fiscal years 1996, 1995 and 1994 was $4.3 million, $3.3 million and $2.8 million, respectively. The increases in taxes on income during 1996 and 1995 reflect the Company's higher earnings. The Company's effective tax rates have been lower than the 34% to 35% federal and 6% state statutory rates primarily because of tax-exempt income on municipal obligations and loans.

Financial Condition, Capital Resources and Liquidity

Lending

     Loans include commercial real estate, commercial, student, residential real estate, construction and credit card and other consumer loans. Interest earned on the Bank's loan portfolio is its primary source of income. Loans were $676.5 million at March 31, 1997, an increase of $31.9 million, or 5%, compared to December 31, 1996. The Company experienced increases in the categories of commercial mortgages ($12.5 million, or 6%), commercial loans ($6.1 million, or 3%), real estate construction loans ($4.8 million, or 9%), government-guaranteed student loans ($4.1 million, or 7%), other consumer loans ($3.5 million, or 11%), and residential mortgages ($2.6 million, or 4%). These increases were offset by a $1.7 million, or 8% reduction in credit card loans. The allowance for loan losses increased by $1.3 million, or 19%, from December 31, 1996 to March 31, 1997. At March 31, 1997, the allowance for loan losses was $8.5 million, or 1.25% of total loans, compared to $7.1 million, or 1.11% of total loans, at December 31, 1996. Although the Bank's legal lending limit to any one borrower was $10.4 million at December 31, 1996, the Bank's lending policy generally limits loans to any one borrower to 90% of the Bank's legal lending limit, although exceptions are made from time to time. The Bank's largest single borrower, net of participations, at March 31, 1997 had outstanding loans of $9.8 million.

--------------------------------------------------------------------------------


     For further information regarding the Bank's loan portfolio, including information regarding concentrations of credit, see "Note 3. Loans Receivable," to the Consolidated Financial Statements.

     The following table presents the composition of the Bank's loan portfolio, net of unearned interest, at each of the dates indicated:

                           LOAN PORTFOLIO COMPOSITION

                             At March 31, 1997                          At December 31,
                           ---------------------------------------------------------------------------------
                                                        1996                 1995               1994
                                              --------------------------------------------------------------
                              Amount       %      Amount       %      Amount       %      Amount       %
                           --------------------  ------------------------------------------------------------
                                                                            (dollars in thousands)
                           ---------------------------------------------------------------------------------
Real estate mortgage:
  Commercial...............  $208,607    30.84%  $196,163    30.43%  $160,126    30.10%  $132,297    32.06%
  One-to-four family
   residential.............    63,804     9.43     61,175     9.49     42,988     8.08     33,882     8.21
Real estate construction...    59,207     8.75     54,369     8.43     33,159     6.23     20,725     5.02
Commercial.................   224,589    33.20    218,515    33.90    181,081    34.04    120,781    29.27
Installment and consumer:
  Guaranteed student loans.    66,027     9.76     61,959     9.61     67,388    12.67     61,752    14.97
  Credit cards.............    19,137     2.83     20,839     3.23     21,869     4.11     20,958     5.08
  Other....................    35,128     5.19     31,626     4.91     25,377     4.77     22,219     5.39
                           --------------------  ------------------------------------------------------------
                              676,499   100.00%   644,646   100.00%   531,988   100.00%   412,614   100.00%
                                     ===========         ===========         ===========         ===========
Less:
  Allowance for loan losses    (8,484)             (7,139)             (5,813)             (4,959)
                           ----------         -----------         -----------         -----------
     Total.................  $668,015            $637,507            $526,175            $407,655
                           ==========         ===========         ===========         ===========


                                       At December 31,
                           --------------------------------------
                                    1993               1992
                           ----------------------------------------
                             Amount       %      Amount       %
                           ----------------------------------------
Real estate mortgage:
  Commercial............... $ 88,953    27.87%  $ 64,111    25.86%
  One-to-four family
   residential.............   31,864     9.98     25,495    10.28
Real estate construction...    9,844     3.08      9,650     3.89
Commercial.................   80,732    25.29     55,666    22.45
Installment and consumer:
  Guaranteed student loans.   69,739    21.84     60,171    24.27
  Credit cards.............   19,189     6.01     16,943     6.83
  Other....................   18,939     5.93     15,931     6.42
                           ----------------------------------------
                             319,260   100.00%   247,967   100.00%
                                    ===========         ===========
Less:
  Allowance for loan losses   (3,960)             (3,393)
                           ----------        ------------
     Total................. $315,300            $244,574
                           ==========        ============

     The following table sets forth the remaining maturities for certain loan categories at December 31, 1996. Credit card and student loans, which do not have stated maturities, are treated as due in one year or less.

                            LOAN PORTFOLIO MATURITY

                                          One Year    One to       Over
                                          or Less   Five Years  Five Years   Total
                                       --------------------------------------------
                                                    (dollars in thousands)
     Real estate mortgage:
       Commercial......................  $ 11,245    $ 37,790    $147,128  $196,163
       One-to four-family residential..    11,216      22,174      27,785    61,175
     Real estate construction..........    28,862      19,285       6,222    54,369
     Commercial........................    67,833     114,704      35,978   218,515
     Installment and consumer:
       Student loans...................    61,959           -           -    61,959
       Credit cards....................    20,839           -           -    20,839
       Other consumer..................     7,235      23,695         696    31,626
                                        --------------------------------------------
          Total........................  $209,189    $217,648    $217,809  $644,646
                                        ============================================

     The following table sets forth at December 31, 1996 the dollar amount of all loans due more than one year after December 31, 1996.


                           LOAN PORTFOLIO SENSITIVITY

                                          Fixed    Variable   Total
                                       ------------------------------
                                            (dollars in thousands)
     Real estate mortgage:
       Commercial......................  $ 24,361  $160,557  $184,918
       One-to four-family residential..    12,870    37,089    49,959
     Real estate construction..........     8,451    17,056    25,507
     Commercial........................    33,798   116,884   150,682
     Installment and consumer:
       Student loans...................         -         -         -
       Credit cards....................         -         -         -
       Other consumer..................    21,908     2,483    24,391
                                       ------------------------------
          Total........................  $101,388  $334,069  $435,457
                                       ==============================

     Nonperforming Loans. The Bank maintains a loan review department, which reports directly to the Chief Financial Officer. The loan review department does not have any lending authority. The Bank has retained, since late 1993, an outside consultant to advise the loan review department and assist in the loan review function. The loan review department recommends credits to the Executive Loan Committee for inclusion on the watch list which is reviewed by the Loan Quality Assurance Committee of the Board of Directors monthly. With the concurrence of the Executive Loan Committee, credits also may be recommended to the Loan Quality Assurance Committee for inclusion on the watch list by the Chief Lending Officer, loan managers and individual loan officers. The recognition of interest income on loans receivable is discontinued when, in management's judgment, the interest will not be collectible in the normal course of business. Generally, the Bank does not accrue interest on any asset (i) which is maintained on a cash basis because of deterioration in the financial condition of the borrower, (ii) for which payment in full of principal or interest is not expected, or (iii) upon which principal or interest has been in default for a period of 90 days or more unless the asset is both well secured and in the process of collection. The Company does not have any material amounts of interest-earning assets which would have been included in nonaccrual, past due or restructured loans if such assets were loans.

     Nonperforming loans consist of loans on a nonaccrual basis, loans which are contractually past due 90 days or more, and loans, the original terms of which have been restructured. Of the amounts included in nonperforming loans at March 31, 1997, approximately $723,000, or approximately 10% of the total loans reported as nonperforming, are guaranteed by the federal government or an agency thereof, or by a government sponsored corporation. The following table sets forth the amounts of nonperforming loans at the end of the periods indicated:

                             NONPERFORMING ASSETS

                                            At March 31,                      At December 31,
                                          --------------   ----------------------------------------------------
                                                1997         1996       1995       1994       1993       1992
                                          --------------   ----------------------------------------------------
                                                                  (dollars in thousands)
Real estate mortgage
  Commercial:
    Nonaccrual............................      $     27   $    191   $    107   $    179   $    261   $    731
    Past due 90 days or more..............           665        614         88          -          -         29
    Restructured terms....................           568        577        608        639        676        784
One-to four-family residential:
    Nonaccrual............................            31        265         18         58         95        346
    Past due 90 days or more..............           474        363        251         72         37         57
    Restructured loans....................             -          -          -          -          -          -
Real estate construction:
  Nonaccrual..............................             -          -          -         86        101        123
  Past due 90 days or more................           192        119          -          -          -          -
  Restructured terms......................             -          -          -          -          -          -
Commercial:
  Nonaccrual..............................         4,663      4,149        567        805      1,473      2,293
  Past due 90 days or more................           188         71        435        241         32        687
  Restructured terms......................             -          -      2,996          -        195         25
Installment and consumer:
  Student loans:
    Nonaccrual............................             -          -          -          -          -          3
    Past due 90 days......................             4          -          -          -         17         46
    Restructured..........................             -          -          -          -          -          -
  Credit cards:
    Nonaccrual............................             -          -          -          -          -          -
    Past due 90 days......................            61         82         63        138         52         70
    Restructured..........................             -          -          -          -          -         26
  Other consumer:
    Nonaccrual............................            24         30         32        210         28         42
    Past due 90 days or more..............           164        188        114         62        174         63
    Restructured terms....................             -          -          -          -          -          -
                                          --------------   ----------------------------------------------------
     Total nonperforming loans............         7,061      6,649      5,279      2,490      3,141      5,325
Other real estate owned...................           432         64        195        264        472        848
                                          --------------   ----------------------------------------------------
     Total nonperforming assets...........      $  7,493   $  6,713   $  5,474   $  2,754   $  3,613   $  6,173
                                          ==============   ====================================================
Loans receivable..........................      $676,499   $644,646   $531,988   $412,614   $319,260   $247,967
Summary:
  Total nonaccrual........................      $  4,745   $  4,635   $    724   $  1,338   $  1,958   $  3,538
  Total past due 90 days..................         1,748      1,437        951        513        312        952
  Total restructured......................           568        577      3,604        639        871        835
                                          --------------   ----------------------------------------------------
     Total nonperforming loans............         7,061      6,649      5,279      2,490      3,141      5,325
  Other real estate owned.................           432         64        195        264        472        848
                                          --------------   ----------------------------------------------------
     Total nonperforming assets...........      $  7,493   $  6,713   $  5,474   $  2,754   $  3,613   $  6,173
                                          ==============   ====================================================
Allowance for loan losses to
  loans receivable........................          1.25%      1.11%      1.09%      1.20%      1.24%      1.37%
Nonperforming loans to loans receivable...          1.04       1.03       0.99       0.60       0.98       2.15
Allowance for loan losses to
  nonperforming loans.....................        120.15     107.37     110.12     199.16     126.07      63.72
Nonperforming assets to loans receivable
  and other real estate owned.............          1.11       1.04       1.03       0.67       1.13       2.48

     The principal balance of loans for which accrual of interest has been discontinued totaled approximately $4.7 million at March 31, 1997. During the first three months of 1997, $103,000 in interest income was received on nonaccruing loans. If interest on those loans had been accrued, total interest income of $171,000 would have been recorded.

     During the years ended December 31, 1996 and 1995, gross interest income of $398,000 and $48,000, respectively, would have been recorded on loans accounted for on a nonaccrual or restructured basis if such loans had been current throughout the period. Interest on such loans included in income during such periods amounted to approximately $37,000 and $367,000, respectively.

     Those performing loans considered potential problem loans, as defined and identified by management, amount to approximately $20.7 million at March 31, 1997, compared to $23.0 million at December 31, 1996. Although these are loans where known information about the borrowers' possible credit problems cause management to have doubts as to their ability to comply with the present loan repayment terms, most are well collateralized and are not believed to present significant risk of loss. These loans are subject to continuing management attention and are considered by management in determining the level of the allowance for loan losses. The Company's loan portfolio, however, contains a significant number of commercial and commercial real estate loans with relatively large balances. The deterioration of one or a few of such loans may cause a significant increase in potential problem loans or in nonperforming loans. Potential problem loans include $3.2 million in loans to individuals and business in the healthcare industry and $1.8 million in restaurant loans. See "Loan Concentrations."

     No interest-bearing assets disclosed above, other than loans, were classified as nonperforming at March 31, 1997 or December 31, 1996, or were recognized by management as potential problem assets based upon known information about possible credit problems of the borrower or issuer.

     Loan Concentrations. The Bank extends commercial and consumer credit primarily to customers in the State of Oklahoma which subjects the loan portfolio to the general economic conditions within this area. At March 31, 1997, and December 31, 1996 and 1995, substantially all of the Bank's loans, except for credit cards, were collateralized with real estate, inventory, accounts receivable and/or other assets or guaranteed by agencies of the United States Government.

     Loans to individuals and businesses in the healthcare industry totaled approximately $79 million, or 12% of total loans at March 31, 1997. Other notable concentrations of credit within the loan portfolio at March 31, 1997 include $23.8 million, or 4% of total loans, in hotel/motel loans, $23.4 million, or 3% of total loans, in residential construction loans and $15.8 million, or 2% of total loans, in restaurant loans.

     Allowance for Loan Losses. The allowance for loan losses is a valuation reserve established by management in an amount it deems adequate to provide for losses in the loan portfolio. Management assesses the adequacy of the allowance for loan losses based upon a number of factors including, among others, analytical reviews of loan loss experience in relationship to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; use of appraisals to estimate the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. The allowance for loan losses is increased by provisions for loan losses charged to expense. Charge-offs of loan amounts determined by management to be uncollectible or impaired decrease the allowance and recoveries of previous charge-offs, if any, are added to the allowance. Management believes that the allowance for loan losses was adequate at December 31, 1996 and March 31, 1997.

     The amount of the allowance deemed appropriate by management, and the levels of loan charge-offs and nonperforming loans, are affected by changing economic conditions and economic prospects and the financial position of borrowers. Management strives to carefully monitor credit quality and the adequacy of the allowance for loan losses, and to identify loans that may become nonperforming. At any time, however, there are loans included in the portfolio that will result in losses to the Company, but that have not been identified as nonperforming or potential problem loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the unexpected deterioration of one or a few of such loans may cause a significant increase in nonperforming assets, and lead to a material increase in charge-offs and the provision for loan losses. Since problems with commercial and commercial real estate loans do not necessarily appear early in their lives, the Company may experience increased levels of nonperforming loans and loan charge-offs as the relatively large volume of recently originated loans mature. In addition, the OCC, as an integral part of its examination process, periodically reviews the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based upon judgments of the OCC examiners about information available to them at the time of their examination.

     The Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure on January 1, 1995. The allowance for loan losses related to loans that are identified for evaluation in accordance with SFAS No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. The amount of impairment determined in accordance with SFAS No. 114 did not differ materially from amounts previously provided. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change.The allowance for loan losses is established through a provision for loan losses charged to expense. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All of the Company's nonaccrual loans have been defined as impaired loans. In addition, SFAS No. 114 does not affect the comparability of the credit risk disclosures.

     Based upon its review, management established an allowance of $8.5 million, or 1.25% of total loans, at March 31, 1997, compared to an allowance of $7.1 million, or 1.11% of total loans, at December 31, 1996, and an allowance of $5.8 million, or 1.09% of total loans, at December 31, 1995. In establishing the level of the allowance for March 31, 1997, management considered a number of factors that tend to indicate a potential need for an increased allowance level, including the increased risk inherent in the amount of commercial and commercial real estate loans, which are viewed as entailing greater risk than certain other categories of loans, recent charge-off history, and the amount of large loans and of identified nonperforming loans at March 31, 1997, versus December 31, 1996. At March 31, 1997, total nonperforming loans were $7.1 million, or 1.04% of total loans, compared to $6.6 million, or 1.03% of total loans, at December 31, 1996. Management also considered other factors, including the levels of types of credits, such as residential mortgage loans, deemed to be of relatively low risk, that tended to indicate the potential need for a lower allowance. The Company determined the level of the allowance for loan losses at March 31, 1997 was appropriate as a result of balancing these and other factors it deemed relevant to the adequacy of the allowance. Management conducted a similar analysis in order to determine the appropriate allowance at March 31, 1996 and December 31, 1996, 1995, and 1994.

     In establishing this level of allowance for December 31, 1996, management considered a number of factors that tend to indicate a potential need for an increased allowance level, including the increased level of nonperforming loans at December 31, 1996 versus December 31, 1995, the increased risk associated with the level of real estate construction loans (8.4% of the loan portfolio at December 31, 1996 and 6.2% of the portfolio at December 31, 1995), which are viewed as entailing greater risk than certain other categories of loans. Management also considered other factors, including the levels of types of credits, such as the increased level of residential mortgage loans, deemed to be of relatively low risk, and the level of loans which are guaranteed by the federal government, its agencies or federally sponsored corporations, that tended to indicate the potential need for a lower allowance. One-to four family residential mortgage loans were 9.5% of the loan portfolio at December 31, 1996 versus 8.1% at December 31, 1995. Relatively lower risk student loans decreased to 9.6% at year-end 1996 from 12.7% the previous year-end. The level of commercial loans, which comprise the largest category in the portfolio, remained unchanged at approximately 34% of the total portfolio at December 31, 1996 and 1995. The level of commercial mortgage loans, comprising approximately 30% of the year-end portfolio, was similarly unchanged. Overall, the loan portfolio, before deduction of the allowance for loan losses, increased by $112.7 million or 21% from year-end 1995 to year-end 1996, while the allowance grew by $1.3 million, or 23%. The Company determined the level of the allowance for loan losses at December 31, 1996 was appropriate, as a result of its balancing these and other factors it deemed relevant to the adequacy of the allowance.

     The Company's ratio of net charge-offs to average loans outstanding increased to 0.31% for the year ended December 31, 1996 from 0.24% in 1995 and 0.22% in 1994. The 1996 increase in the net charge-off ratio reflected an increase in commercial real estate mortgage and credit card loan charge-offs relative to the balances of those loan categories and total loans. The Company's ratio of net charge-offs to average loans outstanding increased to 1.00%, on an annualized basis, for the first quarter of 1997, primarily as a result of the impairment of the commercial loans described above.

     At December 31, 1996, nonperforming loans were $6.6 million, or 1.03% of the portfolio, compared with $5.3 million, or 0.99% of the portfolio at December 31, 1995. The allowance for loan losses equalled 107% and 110% of nonperforming loans at December 31, 1996 and 1995, respectively. Large changes in the ratio of the allowance to nonperforming loans may occur from period to period because of variations in the amounts of nonperforming loans, which depend largely on the condition of a small number of individual loans and borrowers relative to the total loan portfolio. The $3.9 million increase in nonaccrual loans from year-end 1995 was mainly the result of the classification as nonaccrual of a group of related loans with a remaining net book value of $3.4 million at December 31, 1996 that had been classified as restructured at December 31, 1995.

     At March 31, 1997, impaired loans totaled $4.9 million, and had been allocated a related allowance for loan losses of $2.3 million. At December 31, 1996 and 1995, impaired loans totaled $4.8 million and $3.3 million, and had been allocated a related allowance for loan losses of $2.0 million and $1.3 million, respectively.

     Management strives to carefully monitor credit quality and the adequacy of the allowance for loan losses, and to identify loans that may become nonperforming. At any time, however, there are loans included in the portfolio that will result in losses to the Company, but that have not been identified as nonperforming or potential problem loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the unexpected deterioration of one or a few of such loans may cause a significant increase in nonperforming assets, and lead to a material increase in charge-offs and the provision for loan losses.

     The following table sets forth an analysis of the Company's allowance for loan losses for the periods indicated.

            SUMMARY OF LOAN LOSS EXPERIENCE AND RELATED INFORMATION

                                          Three Months Ended
                                              March 31,                           Year Ended December 31,
                                       -----------------------     -----------------------------------------------------
                                            1997        1996          1996       1995       1994       1993       1992
                                       -----------------------     -----------------------------------------------------
                                                                       (dollars in thousands)
Balance at beginning of period.........   $  7,139    $  5,813      $  5,813   $  4,959   $  3,960   $  3,393   $  2,901
Loans charged-off
  Real estate mortgage
    One-to four-family residential.....         78           9            80          7         16         58         76
    Commercial.........................         26           -            68          -        156         14        317
  Real estate construction                       -           -             -          1          -         13         26
  Commercial...........................      1,350         294         1,064      1,101        461        675        364
  Installment and consumer.............
    Student loans......................          -           -             -          -          1          8         17
    Credit cards.......................        241         220           803        528        370        519        564
    Other consumer.....................         77         110           286        166        199        129        267
                                       -----------------------     -----------------------------------------------------
     Total charge-offs.................      1,772         633         2,301      1,803      1,203      1,416      1,631
                                       -----------------------     -----------------------------------------------------
Recoveries
  Real estate mortgage
    One-to four-family residential.....         35           2            15         33         23         15         31
    Commercial.........................          1           1            10        119         34        251        117
  Real estate construction.............          -           -             -          -          -          -          -
  Commercial...........................         50         103           288        334         94         76        143
  Installment and consumer
    Student loans......................          1           -             -          1          -          3          6
    Credit cards.......................         20          28           106        111        139        130         76
    Other consumer.....................          9          35           108         59        112        108        100
                                       -----------------------     -----------------------------------------------------
     Total recoveries..................        116         169           527        657        402        583        473
                                       -----------------------     -----------------------------------------------------
Net loans charged-off..................      1,656         464         1,774      1,146        801        833      1,158
Provision for loan losses..............      3,001         875         3,100      2,000      1,800      1,400      1,650
                                       -----------------------     -----------------------------------------------------
Balance at end of period...............   $  8,484    $  6,224      $  7,139   $  5,813   $  4,959   $  3,960   $  3,393
                                       =======================     =====================================================
Loans outstanding
  Average..............................   $669,424    $540,627      $580,590   $473,080   $356,323   $277,099   $229,230
  End of period........................    676,499     537,088       644,646    531,988    412,614    319,260    247,967
Ratio of allowance for loan losses
  to loans outstanding
    Average............................       1.27%       1.15%         1.23%      1.23%      1.39%      1.43%      1.48%
    End of period......................       1.25%       1.16%         1.11%      1.09%      1.20%      1.24%      1.37%
Ratio of net charge-offs to average
  loans outstanding during the period..       1.00%       0.35%         0.31%      0.24%      0.22%      0.30%      0.51%
                                       =======================     =====================================================

  The following table allocates the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category. The amounts shown in the column labeled "Percent of Total Loans" are the percentages of loans outstanding in each category of loans to total loans outstanding at the dates indicated.


                  ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES


                                                                              At December 31,
                                At March 31              ------------------------------------------------------------
                                    1997                        1996                1995                 1994
                           ----------------------        ------------------------------------------------------------
                                       Percent                      Percent             Percent             Percent
                                         of                           of                  of                  of
                                        Total                        Total               Total               Total
                              Amount    Loans              Amount    Loans     Amount    Loans     Amount    Loans
                           ----------------------        ------------------------------------------------------------
                                                                            (dollars in thousands)
Real estate mortgage
  One- to four-family
    residential............    $  309     9.43%             $  294     9.49%    $  176     8.08%    $  178     8.21%

  Commercial...............       371    30.84                 584    30.43        538    30.10        941    32.06
Real estate construction...       543     8.75                 457     8.43        310     6.23        195     5.02
Commercial.................     5,109    33.20               4,597    33.90      3,688    34.04      2,616    29.27
Installment and consumer
  Guaranteed student loans.         -     9.76                   -     9.61          9    12.67          6    14.97
  Credit cards.............       753     2.83                 670     3.23        456     4.11        247     5.08
  Other....................       268     5.19                 263     4.91         83     4.77        137     5.39
Unallocated................     1,131        -                 274        -        553        -        639        -
                           ----------------------        ------------------------------------------------------------
Total allowance for
  loan losses..............    $8,484   100.00%             $7,139   100.00%    $5,813   100.00%    $4,959   100.00%
                           ======================        ============================================================

                                      At December 31,
                           -----------------------------------
                                  1993             1992
                           -------------------------------------
                                      Percent          Percent
                                        of               of
                                       Total            Total
                             Amount    Loans   Amount   Loans
                           -------------------------------------
                                   (dollars in thousands)
Real estate mortgage
  One- to four-family
    residential............   $  103     9.98% $  100    10.28%

  Commercial...............      519    27.87     558    25.86
Real estate construction...       32     3.08      39     3.89
Commercial.................    1,302    25.29   1,329    22.45
Installment and consumer
  Guaranteed student loans.       65    21.84      18    24.27
  Credit cards.............      747     6.01     564     6.83
  Other....................       88     5.93     211     6.42
Unallocated................    1,104        -     574        -
                           -------------------------------------
Total allowance for
  loan losses..............   $3,960  100.00%  $3,393   100.00%
                           =====================================

Investment Activities

  The objectives of the investment portfolio are to provide the Company with a source of liquidity (from scheduled maturities) as well as a source of earnings. No significant gains or losses were realized from sales of securities during the years ended December 31, 1996 or 1995 or the three months ended March 31, 1997.

  The following table presents the composition of the investment portfolio by major category at the dates indicated.

                  INVESTMENT SECURITIES PORTFOLIO COMPOSITION

                              At March 31,
                                   1997                  At December 31,
                            ----------------  ----------------------------------
                                                   1996       1995       1994
                                                 ---------  ---------  ---------
                                             (dollars in thousands)
U.S. Government and agency
 securities.................      $114,497        $109,988   $110,785   $109,620
State and municipal
 obligations................        12,659          13,153     11,579     10,217
Mortgage-backed securities..        21,388          23,061     24,222     22,972
Other securities............         1,140           1,149      1,102        708
                                  --------        --------   --------   --------
     Total investment
      securities............      $149,684        $147,351   $147,688   $143,517
                                  ========        ========   ========   ========
Available for sale (fair
 value).....................      $ 64,897        $ 63,762   $ 73,044   $ 37,214
Held to maturity (amortized
 cost)......................        84,787          83,589     74,644    106,303
                                  --------        --------   --------   --------
                                  $149,684        $147,351   $147,688   $143,517
                                  ========        ========   ========   ========

     The following table sets forth the maturities, carrying value (amortized cost (in the case of investment securities being held to maturity) or fair value (in the case of investment securities available for sale)), fair market values and average yields for the Company's investment portfolio at March 31, 1997. Yields are not presented on a tax-equivalent basis. Maturities of mortgage-backed securities are based on expected maturities. Expected maturities will differ from contractual maturities due to unscheduled repayments and because borrowers on the underlying mortgages may have the right to call or prepay obligations with or without prepayment penalties.

     The securities of no single issuer (other than the United States or its agencies), or in the case of securities issued by state and political subdivisions, no source or group of sources of repayment, accounted for more than 10% of stockholders' equity of the Company at March 31, 1997.

                  MATURITY OF INVESTMENT SECURITIES PORTFOLIO

                              One Year or Less   One to Five Years   Five to Ten Years
                             ------------------  ------------------  ------------------

                             Carrying  Average   Carrying  Average   Carrying  Average
                              Value     Yield     Value     Yield     Value     Yield
                             --------  --------  --------  --------  --------  --------
                                                     (dollars in thousands)
Held to Maturity
---------------------------
  U.S. government and
   agency securities.......   $21,050     5.74%  $ 52,301     6.20%         -        -
  State and municipal
   obligations.............     2,622     4.06%     8,814     4.34%         -        -
  Mortgage-backed
   securities..............         -        -          -        -          -        -
  Other securities.........         -        -          -        -          -        -
                           --------------------------------------------------------------
    Total held to maturity.   $23,672     5.56%  $ 61,115     5.93%         -        -
                           ==============================================================
Available for Sale
---------------------------
  U.S. government and
   agency securities.......   $ 5,427     6.24%  $ 27,964     6.63%    $7,755     7.11%
  State and municipal
   obligations.............         -        -      1,223     5.07%         -        -
  Mortgage-backed
   securities..............     6,476     6.53%    14,236     6.65%       676     7.40%
  Other securities.........     1,140    14.84%         -        -          -        -
                           --------------------------------------------------------------
    Total available for
     sale..................   $13,043     7.14%  $ 43,423     6.59%    $8,431     7.13%
                           ==============================================================
  Total investment
   securities..............   $36,715     6.12%  $104,538     6.21%    $8,431     7.13%
                           ==============================================================

                                More than Ten    Total Investment Securities
                                    Years        ----------------------------
                              -----------------
                              Carrying  Average  Carrying    Fair    Average
                               Value     Yield    Value     Value     Yield
                              --------  -------  --------  --------  --------
                                     (dollars in thousands)
Held to Maturity
---------------------------
  U.S. government and
   agency securities.......          -        -  $ 73,351  $ 73,161     6.07%
  State and municipal
   obligations.............          -        -    11,436    11,437     4.28%
  Mortgage-backed
   securities..............          -        -         -         -        -
  Other securities.........          -        -         -         -        -
                           -------------------------------------------------
    Total held to maturity.          -        -  $ 84,787  $ 84,598     5.83%
                           =================================================
Available for Sale
---------------------------
  U.S. government and
   agency securities.......          -        -  $ 41,146  $ 41,146     6.67%
  State and municipal
   obligations.............          -        -     1,223     1,223     5.07%
  Mortgage-backed
   securities..............          -        -    21,388    21,388     6.64%
  Other securities.........          -        -     1,140     1,140    14.84%
                           -------------------------------------------------
    Total available for
     sale..................          -        -  $ 64,897  $ 64,897     6.77%
                           =================================================
  Total investment
   securities..............          -        -  $149,684  $149,495     6.24%
                           =================================================

     At March 31, 1997 and December 31, 1996, the Company held mortgage-backed securities with a book-value of $21.4 million and $23.1 million, respectively, all of which were collateralized by single-family mortgage loans. It is the Company's policy to purchase mortgage-backed securities issued by the Federal Home Loan Mortgage Corporation ("FHLMC"), Federal National Mortgage Association or Fannie Mae ("FNMA"), or the Government National Mortgage Association or Ginnie Mae ("GNMA"), when such securities can be acquired at attractive yields, and where the investment characteristics of the securities complement the Bank's asset/liability management objectives, primarily as to interest rate adjustments and terms to maturity. FHLMC, FNMA and GNMA mortgage-backed securities have lower risk weightings, and therefore require less capital, than residential mortgage loans. Mortgage-backed securities also may be used as collateral for borrowings and, through repayments, as a source of liquidity. At March 31, 1997, December 31, 1996, 1995, and 1994, the Company had no investments in privately issued mortgage-backed securities, and had no mortgage-related securities that were rated "high risk" under regulatory guidelines.

Premises and Equipment

     Premises and equipment at March 31, 1997 was $3.0 million greater than at December 31, 1996 primarily due to the acquisition of land for a new Tulsa Banking Center at 15th and Utica to be opened in late 1998. The Company intends to construct a new facility for its Tulsa operations. Groundbreaking on this 42,000 square foot building is expected to occur in the third quarter of 1997, with occupancy anticipated in the third quarter of 1998. When opened, the building will include space for rental to third parties. The total cost of the building is expected to be $8.0 million. A substantial portion of these costs will be capitalized and, except for the cost of the land, will be expensed over the useful life of the property.

     Premises and equipment at December 31, 1996 was $3.4 million greater than at December 31, 1995, primarily due to the acquisition of premises in Chickasha, Oklahoma and the costs of remodeling existing properties.

Deposit Activity

     The principal sources of funds for the Bank are core deposits (demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and certificates of deposit of less than $100,000) from the local market areas surrounding each of the Bank's offices. Certificates of deposit of $100,000 or more, which are also derived primarily from the local market areas of the Bank's offices, and which are priced comparably to certificates of deposit below $100,000, also constitute a significant source of funds for the Bank. The Bank's deposit base includes transaction accounts, time and savings accounts and accounts which customers use for cash management and which provide the Bank with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Time and savings accounts, including money market deposit accounts, also provide a relatively stable and low-cost source of funding. The largest source of funds for the Bank remains certificates of deposit.

     The Bank offers a variety of cash management services to its commercial deposit customers including the lock-box collections and deposit reconciliation and verification. Commercial customers in Tulsa and Oklahoma City frequently use third-party courier services to deliver deposits which has allowed the Bank to effectively service these metropolitan areas from its current branch locations.

     The Company's deposits increased by $60.6 million, or 8%, from $753.9 million at December 31, 1996 to $814.5 million at March 31, 1997. This increase occurred primarily in time deposits, which increased by $49.2 million, or 9%. Interest-bearing demand deposits and money market accounts increased by $2.7 million and $6.6 million, respectively, or 8% each, from December 31, 1996 to March 31, 1997.

     The Bank's deposits grew by $120.0 million, or 19%, during 1996. Deposit growth during 1996 came mainly from time deposits. The Bank has not solicited brokered deposits as a source of funds, although its capitalization would permit such activity on an unrestricted basis under current federal banking regulations.

     The following table sets forth the distribution of the Bank's deposit accounts at the dates indicated and the weighted average nominal interest rates on each category of deposit.

                                    DEPOSITS

                                                                              At December 31,
                                                         --------------------------------------------------------
                                 At March 31, 1997                 1996                        1995
                           ----------------------------  --------------------------------------------------------
                                       Percent                     Percent                     Percent
                                          of                          of                          of
                              Amount   Deposits   Rate    Amount   Deposits   Rate    Amount   Deposits   Rate
                              ------   --------   ----    ------   --------   ----    ------   --------   ----
                                                                        (dollars in thousands)
Demand deposits............  $ 85,943    10.55%     -%   $ 83,729    11.11%     -%   $ 78,308    12.34%     -%
NOW accounts...............    37,054     4.55   2.31      34,309     4.55   2.32      33,762     5.32   2.37
Money market deposits......    93,467    11.47   4.14      86,910    11.53   3.82      75,330    11.87   4.10
Savings deposits                4,002     0.49   2.50       4,086     0.54   2.49       4,788     0.76   2.44
Time deposits of $100,000
 or more...................   142,397    17.49   5.63     123,068    16.33   5.66      86,258    13.60   5.77
Other time deposits........   451,674    55.45   5.73     421,843    55.94   5.77     355,941    56.11   5.89
                             --------   ------           --------   ------           --------   ------
   Total Deposits..........  $814,537   100.00%          $753,945   100.00%          $634,387   100.00%
                             ========   ======           ========   ======           ========   ======


                                 At December 31,
                           ---------------------------
                                       1994
                           ---------------------------
                                       Percent
                                          of
                              Amount   Deposits   Rate
                              ------   --------   ----

Demand deposits............  $ 66,661    12.69%     -%
NOW accounts...............    31,236     5.94   2.33
Money market deposits......    73,882    14.06   3.38
Savings deposits                6,669     1.27   2.53
Time deposits of $100,000
 or more...................    64,661    12.30   4.19
Other time deposits........   282,451    53.74   4.51
                             --------   ------
     Total Deposits........  $525,560   100.00%
                             ========   ======

   The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity at March 31, 1997.

          AMOUNTS AND MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

            Maturity Period                              Amount
            ---------------                              ------
                                          (dollars in thousands)
Three months or less...................                $ 60,345
Over three months through six months...                  33,218
Over six months through twelve months..                  31,637
Over twelve months.....................                  17,197
                                                       --------
  Total................................                $142,397
                                                       ========

Borrowings.

     The Company uses various forms of short-term borrowings for cash management and liquidity purposes on a limited basis. These forms of borrowings include federal funds purchases and borrowings from the Federal Reserve Bank and Student Loan Marketing Association ("SLMA"). The Bank has approved federal funds purchase lines with three other banks. The Bank also carries interest-bearing demand notes issued by the Bank to the U.S. Treasury as a participant in the Treasury Tax and Loan note option program. The Bank has available a $20.0 million line of credit from SLMA, borrowings under which would be secured by student loans. Borrowings under this line of credit may be used for any permissible corporate purpose.

                                                           At March 31,                   At December 31,
                                                      --------------------     -------------------------------------
                                                         1997      1996            1996         1995        1994
                                                      --------------------     -------------------------------------
                                                                                       (dollars in thousands)
Amounts outstanding at end of period:

 Treasury tax and loan note option....................  $ 1,500   $ 1,500         $ 1,185      $   471     $ 1,500

 Federal funds purchased and securities sold
  under repurchase agreements.........................        -         -           1,800        2,800      12,900

 Other short-term borrowings..........................        -         -               -        7,500           -

Weighted average rate paid on:

 Treasury tax and loan note option....................     5.67%     5.10%           4.99%        5.15%       5.20%

 Federal funds purchased and securities sold
  under repurchase agreements.........................        -         -            6.70%        5.75%       5.84%

 Other short-term borrowings..........................        -         -               -         5.55%          -

Maximum amount of borrowings outstanding at any month end:

 Treasury tax and loan note option....................  $ 1,500   $ 1,500         $ 1,500      $ 1,710     $ 1,976

 Federal funds purchased and securities sold
  under repurchase agreements.........................    1,000     2,300           2,300       11,200      12,900

 Other short-term borrowings. ........................    5,000         -               -       12,500           -

Approximate average short-term borrowings outstanding with respect to:

 Treasury tax and loan note option....................    1,203     1,162           1,135        1,152       1,117

 Federal funds purchased and securities sold
  under repurchase agreements.........................      849       753             251        1,536       1,177

 Other short-term borrowings..........................    2,996     2,225             554        1,839         507

Approximate average weighted rate paid on:

 Treasury tax and loan note option....................     4.76%     5.44%           4.96%        5.79%       3.78%

 Federal funds purchased and securities sold
  under repurchase agreements.........................     5.67%     5.76%           5.78%        6.05%       4.98%

 Other short-term borrowings..........................     5.84%     5.59%           5.59%        6.41%       3.97%


Capital Resources

     Shareholders' equity at March 31, 1997 of $64.5 million, increased $ 3.3 million, or 5%, over March 31, 1996, but decreased by $493,000, or 1%, from December 31, 1996. The first quarter 1997 decrease was due to reduced earnings for the first three months of 1997, which were less than dividends declared on common and preferred stock, and a $303,000 decrease attributable to a change in the unrealized gain/loss, net of taxes, on investment securities available for sale. Shareholders' equity increased to $65.0 million at December 31, 1996 from $60.4 million a year earlier. The increase was primarily attributed to the earnings retained after common and preferred stock dividend payments. Net unrealized gains on investment securities available for sale (net of tax) declined to $205,000 at December 31, 1996 compared to $612,000 at December 31, 1995. The Corporation also increased common stock and related surplus by $170,000 through the issuance of common stock by the dividend reinvestment and employee stock purchase plans.

     The Bank meets the requirements for a well-capitalized institution. See accompanying Notes to Consolidated Financial Statements for additional information regarding the Company's and the Bank's actual capital requirements and ratios.

Liquidity

     Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds, capital, or the sale of highly marketable assets such as residential mortgage loans. The Company's portfolio of government-guaranteed student loans and SBA loans are also readily salable. Additional sources of liquidity, including cash flow from the repayment of loans, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of core deposits and liquid assets, and accessibility to the capital and money markets. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization. Core deposits, defined as demand deposits, interest-bearing transaction accounts, savings deposits and certificates of deposit less than $100,000, were 84%, 86% and 88% of total deposits at December 31, 1996, 1995 and 1994, respectively, and were 83% and 84% of total deposits at March 31, 1997 and 1996, respectively.

     The Company uses various forms of short-term borrowings for cash management and liquidity purposes on a limited basis. These forms of borrowings include federal funds purchases and borrowings from the Federal Reserve Bank. The Bank has approved federal funds purchase lines with three other banks. The Bank also carries interest-bearing demand notes issued to the U.S. Treasury as a participant in the Treasury Tax and Loan note program. In addition, the Bank has available a $20.0 million line of credit from SLMA. Borrowings under the SLMA line would be secured by student loans. During 1996 and 1995, and during the first quarter of 1997, no category of borrowings averaged more than 30% of ending shareholders' equity.

     During the first three months of 1997, cash and cash equivalents increased by $21.1 million. The increase was the result of cash generated from financing activities (primarily increased deposits) of $60.0 million and operating activities of $4.3 million offset by $43.2 million in cash used in investing activities.

     Cash and cash equivalents, during the first three months of 1996, increased by $8.5 million. The increase was the result of cash generated from financing activities (primarily increased deposits) of $19.7 million and investing activities of $1.4 million offset by $12.6 million in cash used in operating activities.

     During the year 1996, cash and cash equivalents increased by $2.1 million as compared to the year ended December 31, 1995. The increase was the result of cash generated from financing activities (primarily increased deposits) of $117.1 million offset by $114.5 million in cash used in investing activities and $535,000 in cash used in operating activities.

     During 1995, cash and cash equivalents increased by $4.4 million as compared to the year ended December 31, 1994. The increase was the result of cash generated from operating activities of $2.9 million and financing activities (primarily increased deposits) of $123.8 million offset by $122.3 million in cash used in investing activities.

Asset/Liability Management

     Net interest income, the primary component of the Company's net income, arises from the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative amounts of such assets and liabilities.

     The Company manages its assets and liabilities by coordinating the levels of, or gap between, interest rate sensitive assets and liabilities to minimize changes in net interest income despite changes in market interest rates. It is the Company's goal to maintain a percentage of rate-sensitive assets to rate-sensitive liabilities of between 75% and 125%. This percentage of rate-sensitive assets to rate-sensitive liabilities presents a static position as of a single day and is not necessarily indicative of the Company's position at any other point in time and does not take into account the sensitivity of yields and costs of specific assets and liabilities to changes in market rates. While the Company's goal is to match the maturities of assets and liabilities on a dollar for dollar basis, market forces such as the needs of depositors and borrowers, and competition may cause it to operate close to the policy limits. The asset/liability policy is intended to stabilize the long-run earning power of the Company along an acceptable growth path. The Bank's Asset/Liability Management Committee meets on a monthly basis to monitor compliance with its objectives.

     Generally, during a period of rising interest rates, a negative gap position would adversely affect net interest income, while a positive gap would result in an increase in net interest income, while, conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income. Because of the Company's current gap position and the repricing and repayment characteristics of its loan portfolio, which consists primarily of short-term and floating-rate loans, management believes the Company's net interest income will not be materially adversely affected by increases or decreases in market interest rates. Increases in general interest rates, however, may affect other sources of income such as gains on sales of mortgages.

     The following table sets forth the Company's interest rate sensitivity at March 31, 1997.

                                                0 to 3      4 to 12    Over 1 to          Over
                                                Months      Months      5 Years          5 Years         Total
                                              ---------------------------------------------------------------------
                                                                 (dollars in thousands)
Interest-earning assets:
 Loans receivable.............................  $338,627    $208,828      $111,710         $ 17,334      $676,499
 Investment securities........................     8,094      22,116        99,106           20,368       149,684
 Federal funds sold...........................    15,800           -             -                -        15,800
                                              ---------------------------------------------------------------------
   Total......................................   346,721     230,944       210,816           37,702       826,183
                                              ---------------------------------------------------------------------
Interest-bearing liabilities:
 Money market deposit accounts................    93,467           -             -                -        93,467
 Time deposits................................   194,441     322,343        77,198               89       594,071
 Savings accounts.............................     4,002           -             -                -         4,002
 NOW accounts.................................    37,054           -             -                -        37,054
 Other........................................     1,500           -             -                -         1,500
                                              ---------------------------------------------------------------------
   Total......................................   330,464     322,343        77,198               89       730,094
                                              ---------------------------------------------------------------------
Interest sensitivity gap......................  $ 16,257    $(91,399)     $133,618         $ 37,613      $ 96,089
                                              =====================================================================
Cumulative interest sensitivity gap...........  $ 16,257    $(75,142)     $ 58,476         $ 96,089      $ 96,089
                                              =====================================================================
Percentage of interest-earning assets
 to interest-bearing liabilities..............    104.92%      71.65%       273.08%       42,361.80%       113.16%
                                              =====================================================================
Percentage of cumulative gap to total assets..      1.83%      (8.46)%        6.59%           10.82%        10.82%
                                              =====================================================================

     The foregoing analysis assumes that the Company's mortgage-backed securities mature during the period in which they are estimated to prepay. No other prepayment or repricing assumptions have been applied to the Company's interest-earning assets.

Effects of Inflation

     The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Recently Adopted Accounting Standards

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, which establishes accounting standards for such assets. In May 1995, the FASB also issued SFAS No. 122, Accounting for Mortgage Servicing Rights, which amends the accounting for the rights to service mortgage loans, however acquired, and requires the Company to recognize as separate assets those rights to service mortgage loans for others. Moreover, SFAS No. 122 requires the Company to evaluate whether amounts capitalized as mortgage servicing rights are impaired.

     In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 establishes a fair value method and disclosure standards for stock-based employee compensation arrangements, such as stock purchase plans and stock options. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. As permitted by SFAS No. 123, the Company will continue to follow the provisions of Accounting Principles Board Opinion ("APB") No. 25 for such stock-based compensation arrangements and has disclosed the proforma effects of applying SFAS No. 123 for 1995 and 1996 in these financial statements.

     The adoption of SFAS Nos. 121, 122 and 123 in the 1996 financial statement did not have a material impact on the Company's consolidated financial position or results of operations.

     In February 1997, the FASB issued SFAS No. 129, Disclosure of Information About Capital Structure. SFAS No. 129 establishes standards for disclosure of information regarding an entity's capital structure. The adoption of SFAS No. 129 did not affect the Company's consolidated financial position or results of operations.


Accounting Standards Issued But Not Yet Adopted

     In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 requires the Company to recognize the financial and servicing assets it controls and liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. In December 1996, the FASB adopted an amendment to SFAS No. 125 that will delay for one year certain provisions of the Statement. As amended, SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1997. The Company will adopt SFAS No. 125 for transfers and servicing of financial assets and extinguishments of liabilities when required. Management believes that adoption of SFAS No. 125 will not have a material impact on the Company's consolidated financial position or results of operations.

     In February 1997, the FASB issued SFAS No. 128, Earnings Per Share, which establishes standards for computing and presenting earnings per share. SFAS No. 128 is effective for periods ending after December 15, 1997. Management believes that SFAS No. 128 will not have a significant effect on the Company's calculation of earnings per share considering its current capital structure and the capital structure that would result from the issuance of the Preferred Securities.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, State Street Bank and Trust Company, will act as indenture trustee for the Preferred Securities under the Trust Agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. The following summary of the material terms and provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement, the Trust Act, and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

General

     Pursuant to the terms of the Trust Agreement, the Trustees, on behalf of SBI Capital, will issue the Trust Securities. All of the Common Securities will be owned by the Company. The Preferred Securities will represent preferred undivided beneficial interests in the assets of SBI Capital and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities, as well as other benefits as described in the Trust Agreement. The Trust Agreement does not permit the issuance by SBI Capital of any securities other than the Trust Securities or the incurrence of any indebtedness by SBI Capital.

     The Preferred Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities, except as described under "--Subordination of Common Securities." Legal title to the Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by the Company for the benefit of the holders of the Preferred Securities will be a guarantee on a subordinated basis with respect to the Preferred Securities, but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when SBI Capital does not have funds on hand available to make such payments. State Street Bank and Trust Company, as Guarantee Trustee, will hold the Guarantee for the benefit of the holders of the Preferred Securities. See "Description of the Guarantee."

Distributions

     Payment of Distributions. Distributions on each Preferred Security will be
payable at the annual rate of    % of the stated Liquidation Amount of $25,
payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, to the holders of the Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The record date will be the 15th day of the month in which the relevant Distribution Date occurs. Distributions will
accumulate from May   , 1997, the date of original issuance. The first
Distribution Date for the Preferred Securities will be July 31, 1997. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. "Business Day" means any day other than a Saturday or a Sunday, a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

     Extension Period. The Company has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time, or from time to time (each, an "Extended Interest Payment Period"), which, if exercised, would defer quarterly Distributions on the Preferred Securities during any such Extended Interest Payment Period. Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions
thereon at the rate per annum of     % thereof, compounded quarterly from the
relevant Distribution Date. "Distributions," as used herein, includes any such additional Distributions. The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. During any such Extended Interest Payment Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that such Extended Interest Payment Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due, the Company may elect to begin a new Extended Interest Payment Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extended Interest Payment Period.

     The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures.

     Source Of Distributions. The funds of SBI Capital available for distribution to holders of its Preferred Securities will be limited to payments under the Subordinated Debentures in which SBI Capital will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Subordinated Debentures." Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. If the Company does not make interest payments on the Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent SBI Capital has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company. See "Description of the Guarantee." Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the register of holders of the Preferred Securities on the relevant record dates, which will be the 15th day of the month in which the relevant Distribution Date occurs.

Redemption Or Exchange

     General. The Subordinated Debentures will mature on July 31, 2027. The Company will have the right to redeem the Subordinated Debentures (i) on or after July 31, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case subject to receipt of prior approval by the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve. The Company will not have the right to purchase the Subordinated Debentures, in whole or in part, from SBI Capital until after July 31, 2002. See "Description of the Subordinated Debentures--General."

     Mandatory Redemption. Upon the repayment or redemption, in whole or in part, of any Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption will be applied by the Property Trustee to redeem a Like Amount (as defined herein) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Trust Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date"). See "Description of the Subordinated Debentures--Redemption or Exchange." If less than all of the Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption will be allocated to the redemption of the Trust Securities pro rata.

     Distribution of Subordinated Debentures. Subject to the Company having received prior approval of the Federal Reserve, if so required under applicable capital guidelines or policies of the Federal Reserve, the Company will have the right at any time to dissolve, wind-up or terminate SBI Capital and, after satisfaction of the liabilities of creditors of SBI Capital as provided by applicable law, cause the Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of SBI Capital. See "--Liquidation Distribution Upon Termination."

     Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption. If a Tax Event, a Capital Treatment Event or an Investment Company Event in respect of the Trust Securities occurs and is continuing, the Company has the right to redeem the Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of such Trust Securities at any time, in whole (but not in part,) at the Redemption Price, within 180 days following the occurrence of such Tax Event, Capital Treatment Event or Investment Company Event. In the event a Tax Event, a Capital Treatment Event or an Investment Company Event in respect of the Trust Securities has occurred and the Company does not elect to redeem the Subordinated Debentures and thereby cause a mandatory redemption of such Trust Securities or to liquidate SBI Capital and cause the Subordinated Debentures to be distributed to holders of such Trust Securities in liquidation of SBI Capital as described below under "--Liquidation Distribution Upon Termination," such Preferred Securities will remain outstanding and Additional Interest (as defined herein) may be payable on the Subordinated Debentures. "Additional Interest" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by SBI Capital on the outstanding Trust Securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which SBI Capital has become subject as a result of a Tax Event.

     "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount equal to that portion of the principal amount of Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of SBI Capital, Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Subordinated Debentures are distributed. Each Subordinated Debenture distributed pursuant to clause (ii) above will carry with it accumulated interest in an amount equal to the accumulated and unpaid interest then due on such Subordinated Debentures.

     "Liquidation Amount" means the stated amount of $25 per Trust Security.

     After the liquidation date fixed for any distribution of Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, and (ii) any certificates representing Preferred Securities will be deemed to represent the Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

     There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of SBI Capital were to occur. The Preferred Securities that an investor may purchase, or the Subordinated Debentures that an investor may receive on dissolution and liquidation of SBI Capital, may, therefore, trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

Redemption Procedures

     Preferred Securities redeemed on each Redemption Date will be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Subordinated Debentures. Redemptions of the Preferred Securities will be made and the Redemption Price will be payable on each Redemption Date only to the extent that SBI Capital has funds on hand available for the payment of such Redemption Price. See "--Subordination of Common Securities."

     If SBI Capital gives a notice of redemption in respect of its Preferred Securities, then, by 12:00 noon, eastern standard time, on the Redemption Date, to the extent funds are available, the Property Trustee will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the aggregate Redemption Price and will give the paying agent for the Preferred Securities irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption will be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption will have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any additional Distribution, interest or other payment in respect of any such delay) with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by SBI Capital, or by the Company pursuant to the Guarantee, Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by SBI Capital for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price. See "Description of the Guarantee."

     Subject to applicable law (including, without limitation, United States federal securities law), and, further provided that the Company does not and is not continuing to exercise its right to defer interest payments, the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

     Payment of the Redemption Price on the Preferred Securities and any distribution of Subordinated Debentures to holders of Preferred Securities will be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date will be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

     If less than all of the Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Trust Securities to be redeemed will be allocated pro rata to the Trust Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed will be selected by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee deems fair and appropriate and which may provide for the selection for redemption of portions (equal to $25 or an integral multiple of $25 in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than $25. The Property Trustee will promptly notify the registrar for the Preferred Securities in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities will relate to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.

     Notice of any redemption will be mailed at least 30 days, but not more than 60 days, before the Redemption Date to each holder of Trust Securities to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price on the Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on such Subordinated Debentures or portions thereof (and Distributions will cease to accrue on the related Preferred Securities or portions thereof) called for redemption.

Subordination of Common Securities

     Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, will be made pro rata based on the Liquidation Amount of the Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing, no payment of any Distribution on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, will be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price, the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, will have been made or provided for, and all funds available to the Property Trustee will first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

     In the case of any Event of Default resulting from a Debenture Event of Default, the Company as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effect of all such Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the Trust Agreement with respect to the Preferred Securities has been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company, as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

Liquidation Distribution Upon Termination

     The Company will have the right at any time to dissolve, wind-up or terminate SBI Capital and cause the Subordinated Debentures to be distributed to the holders of the Preferred Securities. Such right is subject, however, to the Company having received prior approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve.

     Pursuant to the Trust Agreement, SBI Capital will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of
(i) certain events of bankruptcy, dissolution or liquidation of the Company,
(ii) the distribution of a Like Amount of the Subordinated Debentures to the holders of its Trust Securities, if the Company, as depositor, has given written direction to the Property Trustee to terminate SBI Capital (which direction is optional and wholly within the discretion of the Company, as depositor), (iii) redemption of all of the Preferred Securities as described under "Description of the Preferred Securities--Redemption or Exchange--Mandatory Redemption," or (iv) the entry of an order for the dissolution of SBI Capital by a court of competent jurisdiction.

     If an early termination occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, SBI Capital will be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of SBI Capital as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of SBI Capital available for distribution to holders, after satisfaction of liabilities to creditors of SBI Capital as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation

Distribution"). If such Liquidation Distribution can be paid only in part because SBI Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by SBI Capital on the Preferred Securities will be paid on a pro rata basis. The Company, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities. See "--Subordination of Common Securities."

     Under current United States federal income tax law and interpretations and assuming, as expected, that SBI Capital is treated as a grantor trust, a distribution of the Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences--Receipt of Subordinated Debentures or Cash Upon Liquidation of SBI Capital." If the Company elects neither to redeem the Subordinated Debentures prior to maturity nor to liquidate SBI Capital and distribute the Subordinated Debentures to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Subordinated Debentures.

     If the Company elects to liquidate SBI Capital and thereby causes the Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of SBI Capital, the Company will continue to have the right to shorten or extend the maturity of such Subordinated Debentures, subject to certain conditions. See "Description of the Subordinated Debentures--General."

Liquidation Value

     The amount of the Liquidation Distribution payable on the Preferred Securities in the event of any liquidation of SBI Capital is $25 per Preferred Security plus accrued and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Subordinated Debentures, subject to certain exceptions. See "--Liquidation Distribution Upon Termination."

Events of Default; Notice

     Any one of the following events constitutes an event of default under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities (whatever the reason for such Event of Default and whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

     (i) the occurrence of a Debenture Event of Default (see "Description of the Subordinated Debentures--Debenture Events of Default"); or

     (ii) default by SBI Capital in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

     (iii) default by SBI Capital in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

     (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clauses (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trustee(s) by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

     (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by the Company to appoint a successor Property Trustee within 60 days thereof.

     Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default has been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

     If a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a preference over the Common Securities upon termination of SBI Capital. See "--Liquidation Distribution Upon Termination." The existence of an Event of Default does not entitle the holders of Preferred Securities to accelerate the maturity thereof.

Removal of SBI Capital Trustees

     Unless a Debenture Event of Default has occurred and is continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event, however, will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

Co-Trustees and Separate Property Trustee

     Unless an Event of Default has occurred and is continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, the Company, as the holder of the Common Securities, will have power along with the Property Trustee to appoint one or more Persons (as defined in the Trust Agreement) either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such Trust Property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

Merger or Consolidation of Trustees

     Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee is a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, will be the successor of such Trustee under the Trust Agreement, provided such Person is otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of SBI Capital

     SBI Capital may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, except as described below. SBI Capital may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of SBI Capital with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee in its capacity as the holder of the Subordinated Debentures,
(iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed (including, if applicable, The Nasdaq Stock Market's National Market), (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither SBI Capital nor such successor entity will be required to register as an "investment company" under the Investment Company Act, and (vi) the Company owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee, the Indenture, the Subordinated Debentures, the Trust Agreement and the Expense Agreement. Notwithstanding the foregoing, SBI Capital will not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause SBI Capital or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

     Except as provided below and under "Description of the Guarantee-- Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

     The Trust Agreement may be amended from time to time by the Company, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities (i) with respect to acceptance of appointment by a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement (provided such amendment is not inconsistent with the other provisions of the Trust Agreement), or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as is necessary to ensure that SBI Capital will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that SBI Capital will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (ii), such action may not adversely affect in any material respect the interests of any holder of Trust Securities, and any amendments of such Trust Agreement will become effective when notice thereof is given to the holders of Trust Securities. The Trust Agreement may be amended by the Trustees and the Company with (i) the consent of holders representing not less than a majority in the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect SBI Capital's status as a grantor trust for United States federal income tax purposes or SBI Capital's exemption from status as an "investment company" under the Investment Company Act. Notwithstanding anything in this paragraph to the contrary, without the consent of each holder of Trust Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date, or (b) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

     The Trustees will not, so long as any Subordinated Debentures are held by the Property Trustee, (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Subordinated Debentures will be due and payable, or (iv) consent to any amendment, modification or termination of the Indenture or the Subordinated Debentures, where such consent is required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture requires the consent of each holder of Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trustees may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee will notify each holder of Preferred Securities of any notice of default with respect to the Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trustees must obtain an opinion of counsel experienced in such matters to the effect that SBI Capital will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

     Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

     No vote or consent of the holders of Preferred Securities will be required for SBI Capital to redeem and cancel its Preferred Securities in accordance with the Trust Agreement.

     Notwithstanding the fact that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Trustees or any affiliate of the Company or any Trustee, will, for purposes of such vote or consent, be treated as if they were not outstanding.

Payment and Paying Agency

     Payments in respect of the Preferred Securities will be made by check mailed to the address of the holder entitled thereto as such address will appear on the register of holders of the Preferred Securities. The paying agent for the Preferred Securities will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and the Company. The paying agent for the Preferred Securities may resign as paying agent upon 30 days' written notice to the Property Trustee and the Company. In the event that the Property Trustee no longer is the paying agent for the Preferred Securities, the Administrative Trustees will appoint a successor (which must be a bank or trust company acceptable to the Administrative Trustees and the Company) to act as paying agent.

Registrar and Transfer Agent

     The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of SBI Capital, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. SBI Capital will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

Information Concerning the Property Trustee

     The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, upon the occurrence and during the continuance of an Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as is directed by the Company and if not so directed, will take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

     The Administrative Trustees are authorized and directed to conduct the affairs of and to operate SBI Capital in such a way that SBI Capital will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Subordinated Debentures will be treated as indebtedness of the Company for United States federal income tax purposes. The Company and the Administrative Trustees are authorized, in this connection, to take any action, not inconsistent with applicable law, the certificate of trust of SBI Capital or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

     Holders of the Preferred Securities have no preemptive or similar rights.

     The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

     Concurrently with the issuance of the Preferred Securities, SBI Capital will invest the proceeds thereof, together with the consideration paid by the Company for the Common Securities, in the Subordinated Debentures issued by the Company. The Subordinated Debentures will be issued as unsecured debt under the
Indenture, to be dated as of              , 1997 (the "Indenture"), between the
Company and State Street Bank and Trust Company, as trustee (the "Debenture Trustee"). The Indenture will be qualified as an indenture under the Trust Indenture Act. The following summary of the material terms and provisions of the Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

General

     The Subordinated Debentures will be limited in aggregate principal amount to approximately $22,402,500 (or $25,762,875 if the option described under the heading "Underwriting" is exercised by the Underwriter), such amount being the sum of the aggregate stated Liquidation Amount of the Trust Securities. The
Subordinated Debentures will bear interest at the annual rate of      % of the
principal amount thereof, payable quarterly in arrears on January 31, April 30, July 31, and October 31 of each year (each, an "Interest Payment Date") beginning July

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

31, 1997, to the Person (as defined in the Indenture) in whose name each Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the fifteenth day of the last month of the calendar quarter. It is anticipated that, until the liquidation of SBI Capital, the Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount thereof (to the extent
permitted by law) at the rate per annum of      % thereof, compounded quarterly.
The term "interest," as used herein, includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest, as applicable.

     The Subordinated Debentures will mature on July 31, 2027 (such date, as it may be shortened or extended as hereinafter described, the "Stated Maturity"). Such date may be shortened at any time by the Company to any date not earlier than July 31, 2002, subject to the Company having received prior approval of the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve. Such date may also be extended at any time at the election of the Company but in no event to a date later than July 31, 2046, provided that at the time such election is made and at the time of extension (i) the Company is not in bankruptcy, otherwise insolvent or in liquidation, (ii) the Company is not in default in the payment of any interest or principal on the Subordinated Debentures, (iii) SBI Capital is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated, and (iv) the Company has a Senior Debt rating of investment grade. In the event that the Company elects to shorten or extend the Stated Maturity of the Subordinated Debentures, it will give notice thereof to the Debenture Trustee, SBI Capital and to the holders of the Subordinated Debentures no more than 180 days and no less than 90 days prior to the effectiveness thereof. The Company will not have the right to purchase the Subordinated Debentures, in whole or in part, from SBI Capital until after July 31, 2002, except if a Tax Event, Capital Treatment Event or an Investment Company Event has occurred and is continuing.

     The Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank, upon the Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Subordinated Debentures to benefit indirectly from such distribution), is subject to the prior claim of creditors of the Bank, except to the extent that the Company may itself be recognized as a creditor of the Bank. The Subordinated Debentures will, therefore, be effectively subordinated to all existing and future liabilities of the Bank, and holders of Subordinated Debentures should look only to the assets of the Company for payments on the Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, including Senior Debt, Subordinated Debt and Additional Senior Obligations, whether under the Indenture or any existing indenture or other indenture that the Company may enter into in the future, or otherwise. See "--Subordination."

     The Indenture does not contain provisions that afford holders of the Subordinated Debentures protection in the event of a highly leveraged transaction or other similar transaction involving the Company that may adversely affect such holders.

Option to Extend Interest Payment Period

     The Company has the right under the Indenture at any time during the term of the Subordinated Debentures, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest at any time, or from time to time (each, an "Extended Interest Payment Period"). The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extended Interest Payment Period may extend beyond the Stated Maturity of the Subordinated Debentures. At the end of each Extended Interest Payment Period, the Company must pay all interest then accrued

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

and unpaid (together with interest thereon at the annual rate of      %,
compounded quarterly, to the extent permitted by applicable law). During an Extended Interest Payment Period, interest will continue to accrue and holders of Subordinated Debentures (or the holders of Preferred Securities if such securities are then outstanding) will be required to accrue and recognize income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences--Potential Extension of Interest Payment Period and Original Issue Discount."

     During any such Extended Interest Payment Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company capital stock,
(ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extended Interest Payment Period, the Company may further defer the payment of interest; provided that no Extended Interest Payment Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extended Interest Payment Period and the payment of all amounts then due on any Interest Payment Date, the Company may elect to begin a new Extended Interest Payment Period subject to the above requirements. No interest will be due and payable during an Extended Interest Payment Period, except at the end thereof. The Company has no present intention of exercising its rights to defer payments of interest on the Subordinated Debentures. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extended Interest Payment Period at least two Business Days prior to the earlier of (i) the next succeeding date on which Distributions on the Trust Securities would have been payable except for the election to begin such Extended Interest Payment Period, or (ii) the date the Trust is required to give notice of the record date, or the date such Distributions are payable, to The Nasdaq Stock Market's National Market (or other applicable self-regulatory organization) or to holders of the Preferred Securities, but in any event at least one Business Day before such record date. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extended Interest Payment Period.

Additional Sums

     If SBI Capital or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, the Company will pay as additional amounts (referred to herein as "Additional Interest") on the Subordinated Debentures such additional amounts as may be required so that the net amounts received and retained by SBI Capital after paying any such additional taxes, duties or other governmental charges will not be less than the amounts SBI Capital would have received had such additional taxes, duties or other governmental charges not been imposed.

Redemption or Exchange

     The Company will have the right to redeem the Subordinated Debentures prior to maturity (i) on or after July 31, 2002, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event, a Capital Treatment Event or an Investment Company Event, in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. Any such redemption prior to the Stated Maturity will be subject to prior approval of the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve.

     "Tax Event" means the receipt by SBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws

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

or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) interest payable by the Company on the Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes,
(ii) SBI Capital is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, or (iii) SBI Capital is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges. The Company must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through
(iii) above.

     "Capital Treatment Event" means the receipt by SBI Capital of an opinion of counsel experienced in such matter to the effect that, as a result of any amendment to, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such proposed change, pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk of impairment of the Company's ability to treat the aggregate Liquidation Amount of the Preferred Securities (or any substantial portion thereof) as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company, provided, however, that the inability of the Company to treat all or any portion of the Liquidation Amount of the Preferred Securities as Tier 1 Capital shall not constitute the basis of a Capital Treatment Event if such inability results from the Company having cumulative preferred capital in excess of the amount which may qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines of the Federal Reserve.

     "Investment Company Event" means the receipt by SBI Capital of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, SBI Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Subordinated Debentures to be redeemed at its registered address. Unless the Company defaults in payment of the redemption price for the Subordinated Debentures, on and after the redemption date interest ceases to accrue on such Subordinated Debentures or portions thereof called for redemption.

     The Subordinated Debentures will not be subject to any sinking fund.

Distribution Upon Liquidation

     As described under "Description of the Preferred Securities--Liquidation Distribution Upon Termination," under certain circumstances involving the termination of SBI Capital, the Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of SBI Capital after satisfaction of liabilities to creditors of SBI Capital as provided by applicable law. Any such distribution will be subject to receipt of prior approval by the Federal Reserve, if then required under applicable policies or guidelines of the Federal Reserve. If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of SBI Capital, the Company will use its best efforts to list the Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Subordinated Debentures that may be distributed to the holders of Preferred Securities.

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

Restrictions on Certain Payments

     If at any time (i) there has occurred a Debenture Event of Default, (ii) the Company is in default with respect to its obligations under the Guarantee, or (iii) the Company has given notice of its election of an Extended Interest Payment Period as provided in the Indenture with respect to the Subordinated Debentures and has not rescinded such notice, or such Extended Interest Payment Period, or any extension thereof, is continuing, the Company will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (3) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities.

Subordination

     The Indenture provides that the Subordinated Debentures issued thereunder are subordinated and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceedings of the Company, the holders of Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company before the holders of Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

     In the event of the acceleration of the maturity of any Subordinated Debentures, the holders of all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

     No payments on account of principal or interest in respect of the Subordinated Debentures may be made if there has occurred and is continuing a default in any payment with respect to Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company or an event of default with respect to any Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company resulting in the acceleration of the maturity thereof, or if any judicial proceeding is pending with respect to any such default.

     "Debt" means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of such Person, and (vi) and every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Subordinated Debentures; provided, however, that Senior Debt will not be deemed to include (i) any Debt of the Company which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (ii) any Debt of the Company to any of its subsidiaries, (iii) any Debt to any employee of the Company, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) Debt which constitutes Subordinated Debt.

     "Subordinated Debt" means, with respect to the Company, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of the Company (other than the Subordinated Debentures).

     "Additional Senior Obligations" means, with respect to the Company, all indebtedness, whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the Subordinated Debentures or to rank pari passu in right of payment with the Subordinated Debentures. "Claim," as used herein, has the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978, as amended.

     The Indenture places no limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations. At May __, 1997, the Company had no outstanding Senior Debt, Subordinated Debt or Additional Senior Obligations. Because the Company is a holding company, the Subordinated Debentures are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including obligations to depositors of the Subsidiary Banks.

Payment and Paying Agents

     Payment of principal of and any interest on the Subordinated Debentures will be made at the office of the Company's paying agent in New York, New York, except that, at the option of the Company, payment of any interest may be made
(i) by check mailed to the address of the Person entitled thereto as such address appears in the register of holders of the Subordinated Debentures, or
(ii) by transfer to an account maintained by the Person entitled thereto as specified in the register of holders of the Subordinated Debentures, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on Subordinated Debentures will be made to the Person in whose name such Subordinated Debenture is registered at the close of business on the regular record date for such interest, except in the case of defaulted interest. The Company may at any time designate additional paying agents for the Subordinated Debentures or rescind the designation of any paying agent for the Subordinated Debentures. In the event that the Company fails to maintain a paying agent in New York, New York, Subordinated Debentures may be presented for payment of principal and interest at the Corporate Trust Office of the Debenture Trustee in Boston, Massachusetts.

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

     Any moneys deposited with the Debenture Trustee or any paying agent for the Subordinated Debentures, or then held by the Company in trust, for the payment of the principal of or interest on the Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable will be repaid to the Company on May 31 of each year or (if then held in trust by the Company) will be discharged from such trust and the holder of such Subordinated Debenture will thereafter look, as a general unsecured creditor, only to the Company for payment thereof.

Registrar and Transfer Agent

     The Debenture Trustee will act as the registrar and the transfer agent for the Subordinated Debentures. Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), in New York, New York or at the office of the registrar in Boston, Massachusetts. The Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts; provided that the Company maintains a transfer agent in New York, New York. The Company may at any time designate additional transfer agents with respect to the Subordinated Debentures. In the event of any redemption, neither the Company nor the Debenture Trustee will be required to (i) issue, register the transfer of or exchange Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any Subordinated Debentures so selected for redemption, except, in the case of any Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

Modification of Indenture

     The Company and the Debenture Trustee may, from time to time without the consent of the holders of the Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Subordinated Debentures, to modify the Indenture; provided, that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture affected by such proposed modification, (i) extend the fixed maturity of the Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or (ii) reduce the percentage of principal amount of Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture; provided that so long as any of the Preferred Securities remain outstanding, no such modification may be made that requires the consent of the holders of the Subordinated Debentures, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Preferred Securities and that if the consent of the holder of each Subordinated Debenture is required, such modification will not be effective until each holder of Trust Securities has consented thereto.

Debenture Events of Default

     The Indenture provides that any one or more of the following described events with respect to the Subordinated Debentures that has occurred and is continuing constitutes an event of default (each, a "Debenture Event of Default") with respect to the Subordinated Debentures:

     (i) failure for 30 days to pay any interest on the Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extended Interest Payment Period); or

     (ii) failure to pay any principal on the Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; or

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

     (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Subordinated Debentures; or

     (iv) certain events in bankruptcy, insolvency or reorganization of the Company.

     The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the Subordinated Debentures, may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities will have such right.

     The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

     If a Debenture Event of Default has occurred and is continuing, the Property Trustee will have the right to declare the principal of and the interest on such Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Subordinated Debentures.

Enforcement of Certain Rights by Holders of the Preferred Securities

     If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, the Company will have a right of set-off under the Indenture to the extent of any payment made by the Company to such holder of Preferred Securities in the Direct Action. The Company may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, SBI Capital may become subject to the reporting obligations under the Exchange Act. The Company has the right under the Indenture to set-off any payment made to such holder of Preferred Securities by the Company in connection with a Direct Action.

     The holders of the Preferred Securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the Subordinated Debentures unless there has been an Event of Default under the Trust Agreement. See "Description of the Preferred Securities--Events of Default; Notice."

Consolidation, Merger, Sale of Assets and Other Transactions

     The Company may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, and no Person may consolidate with or merge into the Company or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to the Company, unless (i) in the event the Company consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any State or the District of Columbia, and such successor Person expressly assumes by supplemental indenture the Company's obligations on the Subordinated Debentures issued under the Indenture, (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, has occurred and is continuing, and (iii) certain other conditions as prescribed in the Indenture are met.

Satisfaction and Discharge

     The Indenture will cease to be of further effect (except as to the Company's obligations to pay certain sums due pursuant to the Indenture and to provide certain officers' certificates and opinions of counsel described therein) and the Company will be deemed to have satisfied and discharged the Indenture when, among other things, all Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year, and the Company deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity or redemption date, as the case may be.

Governing Law

     The Indenture and the Subordinated Debentures will be governed by and construed in accordance with the laws of the State of Oklahoma.

Information Concerning the Debenture Trustee

     The Debenture Trustee has and is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Miscellaneous

     The Company has agreed, pursuant to the Indenture, for so long as Trust Securities remain outstanding, (i) to maintain directly or indirectly 100% ownership of the Common Securities of SBI Capital (provided that certain successors which are permitted pursuant to the Indenture may succeed to the Company's ownership of the Common Securities), (ii) not to voluntarily terminate, wind up or liquidate SBI Capital, except upon prior approval of the Federal Reserve, if then so required under applicable capital guidelines or policies of the Federal Reserve, and (a) in connection with a distribution of Subordinated Debentures to the holders of the Preferred Securities in liquidation of SBI Capital, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause SBI Capital to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

                          DESCRIPTION OF THE GUARANTEE

     The Preferred Securities Guarantee Agreement (the "Guarantee") will be executed and delivered by the Company concurrently with the issuance of the Preferred Securities, for the benefit of the holders of the Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Guarantee Trustee

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

will act as indenture trustee under the Guarantee for purposes of complying with the provisions of the Trust Indenture Act. The Guarantee Trustee, State Street Bank and Trust Company, will hold the Guarantee for the benefit of the holders of the Preferred Securities. The following summary of the material terms and provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee and the Trust Indenture Act. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

General

     The Company will, pursuant to the Guarantee, irrevocably agree to pay in full on a subordinated basis, to the extent set forth therein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that SBI Capital may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of SBI Capital (the "Guarantee Payments"), will be subject to the
Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that SBI Capital has funds available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption to the extent that SBI Capital has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of SBI Capital (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of
(a) the amount of the Liquidation Distribution, to the extent SBI Capital has funds available therefor at such time, and (b) the amount of assets of SBI Capital remaining available for distribution to holders of Preferred Securities in liquidation of SBI Capital. The obligation of the Company to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing SBI Capital to pay such amounts to such holders.

     The Guarantee will not apply to any payment of Distributions except to the extent SBI Capital has funds available therefor. If the Company does not make interest payments on the Subordinated Debentures held by SBI Capital, SBI Capital will not pay Distributions on the Preferred Securities and will not have funds available therefor.

Status of the Guarantee

     The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company in the same manner as the Subordinated Debentures. The Guarantee does not place a limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.

     The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other Person). The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by SBI Capital or upon distribution of the Subordinated Debentures to the holders of the Preferred Securities. Because the Company is a holding company, the right of the Company to participate in any distribution of assets of the Bank upon the Bank's liquidation or reorganization or otherwise is subject to the prior claims of creditors of the Bank, except to the extent the Company may itself be recognized as a creditor of the Bank. The Company's obligations under the Guarantee, therefore, will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, and claimants should look only to the assets of the Company for payments thereunder.

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

Amendments and Assignment

     Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. See "Description of the Preferred Securities-- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee will bind the successors, assigns, receivers, trustees and representatives of the Company and will inure to the benefit of the holders of the Preferred Securities then outstanding.

Events of Default

     An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

     Any holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against SBI Capital, the Guarantee Trustee or any other Person.

     The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

Information Concerning the Guarantee Trustee

     The Guarantee Trustee, other than during the occurrence and continuance of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any Preferred Securities, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

Termination of the Guarantee

     The Guarantee will terminate and be of no further force and effect upon (a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of SBI Capital, or (c) distribution of the Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.

Governing Law

     The Guarantee will be governed by and construed in accordance with the laws of the State of Oklahoma.

Expense Agreement

     The Company will, pursuant to the Agreement as to Expenses and Liabilities entered into by it under the Trust Agreement (the "Expense Agreement"), irrevocably and unconditionally guarantee to each person or entity to whom SBI Capital becomes indebted or liable, the full payment of any costs, expenses or liabilities of SBI Capital, other than obligations of SBI Capital to pay to the holders of the Preferred Securities or other similar interests in SBI Capital of the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. Third party creditors of SBI Capital may proceed directly against the Company under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

  RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE SUBORDINATED DEBENTURES
                               AND THE GUARANTEE

Full and Unconditional Guarantee

     Payments of Distributions and other amounts due on the Preferred Securities (to the extent SBI Capital has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee." The Company and SBI Capital believe that, taken together, the obligations of the Company under the Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of Distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of SBI Capital under the Preferred Securities. If and to the extent that the Company does not make payments on the Subordinated Debentures, SBI Capital will not pay Distributions or other amounts due on the Preferred Securities. The Guarantee does not cover payment of Distributions when SBI Capital does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Preferred Securities is to institute a legal proceeding directly against the Company for enforcement of payment of such Distributions to such holder. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company.

Sufficiency of Payments

     As long as payments of interest and other payments are made when due on the Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Trust Securities, (ii) the interest rate and interest and other payment dates on the Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities, (iii) the Company will pay for all and any costs, expenses and liabilities of SBI Capital (except the obligations of SBI Capital to holders of the Preferred Securities), and (iv) the Trust Agreement further provides that SBI Capital will not engage in any activity that is not consistent with the limited purposes of SBI Capital.

Enforcement Rights of Holders of Preferred Securities

     A holder of any Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, SBI Capital or any other Person. A default or event of default under any Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company would not constitute a default or Event of Default. In the event, however, of payment defaults under, or acceleration of, Senior Debt, Subordinated Debt or Additional Senior Obligations of the Company, the subordination provisions of the Indenture provide that no payments may be made in respect of the Subordinated Debentures until such Senior Debt, Subordinated Debt or Additional Senior Obligations has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Subordinated Debentures would constitute an Event of Default.

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

Limited Purpose of SBI Capital

     The Preferred Securities evidence a preferred undivided beneficial interest in the assets of SBI Capital. SBI Capital exists for the exclusive purposes of
(i) issuing the Trust Securities representing undivided beneficial interests in the assets of SBI Capital, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. A principal difference between the rights of a holder of a Preferred Security and the rights of a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from the Company the principal amount of and interest accrued on Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions from SBI Capital (or from the Company under the Guarantee) if and to the extent SBI Capital has funds available for the payment of such Distributions.

Rights Upon Termination

     Upon any voluntary or involuntary termination, winding-up or liquidation of SBI Capital involving the liquidation of the Subordinated Debentures, the holders of the Preferred Securities will be entitled to receive, out of assets held by SBI Capital, the Liquidation Distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of the Company (as set forth in the Indenture), but entitled to receive payment in full of principal and interest before any shareholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of SBI Capital (other than the obligations of SBI Capital to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Subordinated Debentures relative to other creditors and to shareholders of the Company in the event of liquidation or bankruptcy of the Company are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

General

     The following is a summary of the material United States federal income tax considerations that may be relevant to the purchasers of Preferred Securities which has been passed upon by Kennedy & Baris, L.L.P., counsel to the Company and SBI Capital, insofar as it relates to matters of law and legal conclusions. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership, and disposition of Preferred Securities may differ from the treatment described below.

     No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Preferred Securities. Moreover, the discussion generally focuses on holders of Preferred Securities who are individual citizens or residents of the United States and who acquire Preferred Securities on their original issue at their offering price and hold Preferred Securities as capital assets. The discussion has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar, or the tax consequences to shareholders, partners or beneficiaries of a holder of Preferred Securities. Further, it does not include any description of any alternative minimum tax consequences, or the tax laws of any state or local government or of any foreign government, that may be applicable to the Preferred Securities. Accordingly, each prospective investor should consult, and should rely exclusively on, such investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Preferred Securities.

Classification of the Subordinated Debentures

     The Company intends to take the position that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company under current law, and, by acceptance of a Preferred Security, each holder covenants to treat the Subordinated Debentures as indebtedness and the Preferred Securities as evidence of an indirect beneficial ownership interest in the Subordinated Debentures. No assurance can be given, however, that such position of the Company will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. The remainder of this discussion assumes that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of the Company.

Classification of SBI Capital

     Under current law and assuming full compliance with the terms of the Trust Agreement and Indenture (and certain other documents described herein), SBI Capital will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities generally will be treated as owning an undivided beneficial interest in the Subordinated Debentures, and each holder will be required to include in its gross income any original issue discount ("OID") accrued with respect to its allocable share of the Subordinated Debentures whether or not cash is actually distributed to such holder.

Potential Extension of Interest Payment Period and Original Issue Discount

     Because the Company has the option, under the terms of the Subordinated Debentures, to defer (so long as no Debenture Event of Default has occurred and is continuing) payments of interest by extending interest payment periods for up to 20 consecutive quarters, all of the stated interest payments on the Subordinated Debentures will be treated as OID. Holders of debt instruments issued with OID must include that discount in income on an economic accrual basis before the receipt of cash attributable to the interest, regardless of their method of tax accounting. Generally, all of a holder's taxable interest income with respect to the Subordinated Debentures will be accounted for as OID. Actual payments and distributions of stated interest will not, however, be separately reported as taxable income. The amount of OID that accrues in any quarter will approximately equal the amount of the interest that accrues on the Subordinated Debentures in that quarter at the stated interest rate. In the event that the interest payment period is extended, holders will continue to accrue OID approximately equal to the amount of the interest payment due at the end of the extended interest payment period on an economic accrual basis over the length of the extended interest payment period.

     Because income on the Preferred Securities will constitute interest income generally and OID specifically, corporate holders of Preferred Securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the Preferred Securities.

Market Discount and Acquisition Premium

     Holders of Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interests in the Subordinated Debentures with "market discount" or "acquisition premium" as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

Receipt of Subordinated Debentures or Cash upon Liquidation of SBI Capital

     Under certain circumstances, as described under "Description of the Preferred Securities--Redemption or Exchange" and "--Liquidation Distribution Upon Termination," the Subordinated Debentures may be distributed to holders of Preferred Securities upon a liquidation of SBI Capital. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to each such holder and would result in such holder having an aggregate tax basis in the Subordinated Debentures received in the liquidation equal to such holder's aggregate tax basis in the Preferred Securities immediately before the distribution. A holder's holding period in the Subordinated Debentures so received in liquidation of SBI Capital would include the period for which such holder held the Preferred Securities.

     If, however, a Tax Event occurs which results in SBI Capital being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the Preferred Securities. Under certain circumstances described herein, the Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if the holder sold such Preferred Securities for cash. See "Description of the Preferred Securities--Redemption or Exchange" and "--Liquidation Distribution Upon Termination."

Disposition of Preferred Securities

     A holder that sells Preferred Securities will recognize gain or loss equal to the difference between the amount realized on the sale of the Preferred Securities and the holder's adjusted tax basis in such Preferred Securities. A holder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price increased by OID previously includable in such holder's gross income to the date of disposition and decreased by payments received on the Preferred Securities to the date of disposition. Such gain or loss will generally be a capital gain or loss and will be a long-term capital gain or loss if the Preferred Securities have been held for more than one year at the time of sale.

     The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debentures. A holder that disposes of its Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income, and to add such amount to its adjusted tax basis in its pro rata share of the underlying Subordinated Debentures deemed disposed of. To the extent the selling price is less than the holder's adjusted tax basis (which basis will include, in the form of OID, all accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Effect of Proposed Changes in Tax Laws

     On March 19, 1996, President Clinton proposed certain tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations issued on or after December 7, 1995 (the "1996 Proposed Legislation") if such debt obligations have a maximum term in excess of 20 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. On March 29, 1996, Senate Finance Committee Chairman William V. Roth, Jr. and House Ways and Means Committee Chairman Bill Archer issued a joint statement (the "Joint Statement") indicating their intent that certain legislative proposals initiated by the Clinton administration, including the 1996 Proposed Legislation, that may be adopted by either of the tax-writing committees of Congress would have an effective date that is no earlier than the date of "appropriate

Congressional action." In addition, subsequent to the publication of the Joint Statement, Senator Daniel Patrick Moynihan and Representatives Sam M. Gibbons and Charles B. Rangel wrote letters to Treasury Department officials concurring with the views expressed in the Joint Statement. Neither the 1996 Proposed Legislation nor similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "1997 Proposed Legislation") that would, among other things, generally deny corporate issuers a deduction for interest or OID in respect of certain debt obligations if such debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. The 1997 Proposed Legislation also contains a provision that would deny a deduction to corporate issuers for interest or OID with respect to debt instruments that have a maximum term of more than 40 years (including rights to extend, renew or relend), or are payable in stock of the issuer or a related party. The U.S. Treasury Department's summary of the 1997 Proposed Legislation states that the above provisions regarding the deduction of interest would generally be effective for instruments issued on or after the date of first Congressional committee action with respect to the 1997 Proposed Legislation. The Ways and Means Committee began a full committee hearing on the President's fiscal 1998 budget on February 11, 1997. There can be no assurance that the effective date guidance in the 1997 Proposed Legislation will be adopted if the proposed change to the tax law is enacted, or that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Subordinated Debentures. Consequently, there can be no assurance that a Tax Event will not occur. A Tax Event would permit the Company, upon approval of the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve, to cause a redemption of the Preferred Securities before, as well as after, July 31, 2002. See "Description of the Subordinated Debentures -- Redemption or Exchange" and "Description of the Preferred Securities -- Redemption or Exchange -- Tax Event Redemption, Capital Treatment Event Redemption or Investment Company Event Redemption."

Backup Withholding and Information Reporting

     The amount of OID accrued on the Preferred Securities held of record by individual citizens or residents of the United States, or certain trusts, estates, and partnerships, will be reported to the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders of Preferred Securities by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the Preferred Securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability, provided the required information is provided to the Internal Revenue Service.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

     Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code ("Plans"), generally may purchase Preferred Securities, subject to the investing fiduciary's determination that the investment in Preferred Securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the Plan.

     In any case, the Company and/or any of its affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Code) with respect to certain Plans (generally, Plans maintained or sponsored by, or contributed to by, any such persons with respect to which the Company or an affiliate is a fiduciary, or Plans for which the Company or an affiliate provides services). The acquisition and ownership of Preferred Securities by a Plan (or by an individual retirement arrangement or other Plans described in Section 4975(e)(1) of the Code) with respect to which the Company or any of its affiliates is considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption.

     As a result, Plans with respect to which the Company or any of its affiliates is a party in interest or a disqualified person should not acquire Preferred Securities unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any other Plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the Code proposing to acquire Preferred Securities should consult with their own counsel.

                                  UNDERWRITING

     Stifel, Nicolaus & Company, Incorporated (the "Underwriter"), has agreed, subject to the terms and conditions set forth in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, to purchase from SBI Capital 870,000 Preferred Securities. The Underwriter has agreed in the Underwriting Agreement, subject to the terms and conditions set forth therein, to purchase all the Preferred Securities offered hereby if any of the Preferred Securities are purchased.

     The Underwriter has advised SBI Capital that it proposes initially to offer the Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $      per Preferred Security. The Underwriter may
allow, and such dealers may reallow, a discount not in excess of $     per
Preferred Security to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Subordinated Debentures of the Company, the Underwriting Agreement provides that the Company will pay as compensation to
the Underwriter for arranging the investment therein of such proceeds, $    per
Preferred Security (or $       in the aggregate, or $       in the aggregate if
the Underwriter's over-allotment option, described below, is exercised in full), in immediately available funds.

     SBI Capital has granted the Underwriter an option to purchase up to an additional 130,500 Preferred Securities at the initial public offering price. Such option, which expires 30 days from the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriter exercises its option to purchase additional Preferred Securities, SBI Capital will issue and sell to the Company additional Common Securities in such aggregate Liquidation Amount as is required for the Company to continue to hold Common Securities in an aggregate Liquidation Amount equal to at least 3% of the total capital of SBI Capital and the Company will issue and sell to SBI Capital Subordinated Debentures in an aggregate principal amount equal to the total aggregate Liquidation Amount of the additional Preferred Securities being purchased pursuant to the option and the additional Common Securities.

     During a period of 180 days from the date of this Prospectus, neither SBI Capital nor the Company will, subject to certain exceptions, without the prior written consent of the Underwriter, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or Subordinated Debentures or any debt securities substantially similar to the Subordinated Debentures or equity securities substantially similar to the Preferred Securities (except for Subordinated Debentures and the Preferred Securities offered hereby).

     Application has been made to have the Preferred Securities approved for quotation on The Nasdaq Stock Market's National Market. The Underwriter has advised SBI Capital that it presently intends to make a market in the Preferred Securities after the commencement of trading on The Nasdaq Stock Market's National Market, but no assurances can be made as to the liquidity of such Preferred Securities or that an active and liquid trading market will develop or, if developed, that it will continue. The offering price and distribution rate have been determined by negotiations among representatives of the Company and the Underwriter, and the offering price of the Preferred Securities may not be indicative of the market price following the Offering. The Underwriter will have no obligation to make a market in the Preferred Securities, however, and may cease market-making activities, if commenced, at any time.

     SBI Capital and the Company have agreed to indemnify the Underwriter against, or contribute to payments that the Underwriter may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

     The Underwriter engages in transactions with, and, from time to time, has performed services for, the Company and its subsidiaries in the ordinary course of business.

                             VALIDITY OF SECURITIES

     Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the formation of SBI Capital will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Company and SBI Capital. Certain legal matters for the Company and SBI Capital, including the validity of the Guarantee and the Subordinated Debentures, will be passed upon for the Company and SBI Capital by Kennedy & Baris, L.L.P., Bethesda, Maryland, counsel to the Company and SBI Capital. Certain legal matters will be passed upon for the Underwriter by Bryan Cave LLP, St. Louis, Missouri. Kennedy & Baris, L.L.P. and Bryan Cave LLP will rely on the opinion of Richards, Layton & Finger as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for the Company by Kennedy & Baris, L.L.P.

                                    EXPERTS

     The consolidated financial statements at December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

     (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

     (3) The Company's Current Reports on Form 8-K dated March 14, 1997 and April 2, 1997.

     All reports filed by the Company with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Preferred Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Deborah T. Bradley, Secretary, Southwest Bancorp, Inc., 608 South Main Street, Stillwater, Oklahoma 74074. Telephone requests may be directed to 405-372-2230.

                             AVAILABLE INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company and SBI Capital with the Commission under the Securities Act, with respect to the Preferred Securities and the Subordinated Debentures. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, although it does include a summary of the material terms of the Indenture and the Trust Agreement. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Company, SBI Capital, the Preferred Securities and the Subordinated Debentures. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, upon payment of prescribed rates. The Commission maintains in Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     No separate financial statements of SBI Capital have been included herein. The Company does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of SBI Capital will be owned by the Company, a reporting company under the Exchange Act, (ii) SBI Capital has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of SBI Capital and investing the proceeds thereof in Subordinated Debentures issued by the Company, and (iii) the obligations of the Company described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of SBI Capital under the Indenture and pursuant to the Trust Agreement, the Guarantee issued by the Company with respect to the Preferred Securities, the Subordinated Debentures purchased by SBI Capital and the related Indenture, taken together, constitute, in the belief of the Company and SBI Capital, a full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Subordinated Debentures" and "Description of the Guarantee."

     SBI Capital is not currently subject to the information reporting requirements of the Exchange Act. SBI Capital will become subject to such requirements upon the effectiveness of the Registration Statement, although it intends to seek and expects to receive an exemption therefrom.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                   Page
                                                                                   ----
Audited Consolidated Financial Statements for the Year Ended December 31, 1996

       Independent Auditors' Report...............................................   F-2

       Consolidated Statements of Financial Condition at December 31, 1996
         and 1995.................................................................   F-3

       Consolidated Statements of Operations for the Years Ended
         December 31, 1996, 1995 and 1994.........................................   F-4

       Consolidated Statements of Shareholders' Equity for the Years Ended
         December 31, 1996, 1995 and 1994.........................................   F-5

       Consolidated Statements of Cash Flows for the Years Ended
         December 31, 1996, 1995 and 1994.........................................   F-6

       Notes to Consolidated Financial Statements.................................   F-7

Unaudited Consolidated Financial Statements for the Three Months Ended
March 31, 1997

       Unaudited Consolidated Statements of Financial Condition at
         March 31, 1997 and December 31, 1996.....................................  F-23

       Unaudited Consolidated Statements of Operations for the Three Months
         Ended March 31, 1997 and 1996 ...........................................  F-24

       Unaudited Consolidated Statements of Cash Flows for the Three Months
         Ended March 31, 1997 and 1996. ..........................................  F-25

       Unaudited Consolidated Statements of Shareholders' Equity for the Three
         Months Ended March 31, 1997 and 1996.....................................  F-26

       Notes to Consolidated Financial Statements.................................  F-27

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Southwest Bancorp, Inc.:

          We have audited the accompanying consolidated statements of financial condition of Southwest Bancorp, Inc. and subsidiary (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Southwest Bancorp, Inc. and subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Oklahoma City, Oklahoma
January 27, 1997

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1996 AND 1995
(DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                                                             1996          1995
                                                          ---------     ---------
ASSETS
Cash and due from banks                                   $  22,914     $  20,789
Federal funds sold                                                -             -
                                                          ---------     ---------
  Cash and cash equivalents                                  22,914        20,789
Investment securities:
  Held to maturity, approximate fair value of
    $83,963 (1996) and $75,202 (1995)                        83,589        74,644
  Available for sale, approximate amortized cost of
    $63,419 (1996) and $72,023 (1995)                        63,762        73,044
Loans receivable, net of allowance for loan losses
    of $7,139 (1996) and $5,813 (1995)                      637,507       526,175
Accrued interest receivable                                   7,400         7,117
Premises and equipment, net                                   9,649         6,224
Other assets                                                  4,296         3,142
                                                          ---------     ---------
    Total assets                                          $ 829,117     $ 711,135
                                                          =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Noninterest-bearing demand                              $  83,729     $  78,308
  Interest-bearing demand                                    34,309        33,762
  Money market accounts                                      86,910        75,330
  Savings accounts                                            4,086         4,788
  Time deposits                                             544,911       442,199
                                                          ---------     ---------
    Total deposits                                          753,945       634,387
                                                          ---------     ---------
Income taxes payable                                            187           271
Accrued interest payable                                      5,061         4,266
Other liabilities                                             4,892        11,854
                                                          ---------     ---------
    Total liabilities                                       764,085       650,778
                                                          ---------     ---------
Commitments and contingencies                                     -             -
Shareholders' equity:
  Serial preferred stock -
    Series A, 9.20% Redeemable, Cumulative Preferred
      Stock; $1 par value; 1,000,000 shares authorized;
      liquidation value $17,250,000; 690,000 shares
      issued and outstanding                                    690           690
    Series B, $1 par value; 1,000,000 shares authorized;
      none issued                                                 -             -
Common stock - $1 par value; 10,000,000 shares
    authorized; issued and outstanding 3,764,216 (1996)
    and 3,755,228 (1995)                                      3,764         3,755
Capital surplus                                              24,332        24,171
Retained earnings                                            36,041        31,129
Unrealized gain/(loss) on investment securities
    available for sale, net of tax                              205           612
                                                          ---------     ---------
      Total sharesholders' equity                            65,032        60,357
                                                          ---------     ---------
      Total liabilities & shareholders' equity            $ 829,117     $ 711,135
                                                          =========     =========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(Dollars in thousands except share data)


                                                                  1996         1995         1994
                                                                --------     --------     --------
Interest income:
  Interest and fees on loans                                    $ 55,177     $ 45,591     $ 30,090
  Investment securities:
    U.S. Government and agency obligations                         6,815        6,737        5,781
    State and political subdivisions                                 577          477          336
    Mortgage-backed securities                                     1,531        1,535        1,203
    Other securities                                                  76           64           51
Federal funds sold                                                   492          596          193
                                                                --------     --------     --------
    Total interest income                                         64,668       55,000       37,654

Interest expense:
  Interest-bearing demand                                            838          764          802
  Money market accounts                                            3,129        3,161        2,241
  Savings accounts                                                   114          133          187
  Time deposits                                                   28,647       24,208       13,286
  Other borrowed money                                               105          278          121
                                                                --------     --------     --------
    Total interest expense                                        32,833       28,544       16,637
                                                                --------     --------     --------

Net interest income                                               31,835       26,456       21,017
  Provision for loan losses                                        3,100        2,000        1,800
                                                                --------     --------     --------
Net interest income after provision for loan losses               28,735       24,456       19,217

Other income:
  Service charges and fees                                         2,985        2,574        2,440
  Credit cards                                                       869          901          903
  Other noninterest income                                           358          373          328
  Gain on sales of loans receivable                                1,678        1,034        1,453
  Gain/(loss) on sales of investment securities                      459           (8)          (3)
                                                                --------     --------     --------
    Total other income                                             6,349        4,874        5,121

Other expenses:
  Salaries and employee benefits                                  12,164       10,057        8,038
  Occupancy                                                        3,671        3,080        2,509
  FDIC and other insurance                                           859          856        1,056
  Credit cards                                                       411          547          504
  General and administrative                                       6,121        5,362        4,333
                                                                --------     --------     --------
    Total other expenses                                          23,226       19,902       16,440
                                                                --------     --------     --------
Income before taxes                                               11,858        9,428        7,898
  Taxes on income                                                  4,306        3,336        2,754
                                                                --------     --------     --------
Net income                                                      $  7,552     $  6,092     $  5,144
                                                                ========     ========     ========
Net income available to common shareholders                     $  5,965     $  5,426     $  5,144
                                                                ========     ========     ========
Earnings per common share                                       $   1.59     $   1.44     $   1.37
                                                                ========     ========     ========

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(Dollars in thousands except share data)


                                                                                                       Unrealized            '
                                                                                                       Gain (Loss)     Total
                                                                                                      on Available     Share-
                                 Preferred Stock        Common Stock         Capital      Retained      for Sale      holders'
                                 Share    Amount     Share       Amount      Surplus      Earnings     Securities      Equity
                                ---------------------------------------------------------------------------------------------
Balance,
  January 1, 1994                     -       -    3,755,228     $3,755       $ 8,539     $22,077     $  199          $34,570
Cash dividends paid:
  Common, $0.15 per share             -       -            -          -             -        (563)         -             (563)
Cash dividends declared:
  Common, $0.05 per share             -       -            -          -             -        (187)         -             (187)
Change in unrealized gain
  (loss) on available for sale
  securities, net of tax              -       -            -          -             -           -     (1,076)          (1,076)
Net income                            -       -            -          -             -       5,144          -            5,144
                                ---------------------------------------------------------------------------------------------
Balance,
  December 31, 1994                   -       -    3,755,228      3,755         8,539      26,471       (877)          37,888

Cash dividends paid:
  Common, $0.18 per share             -       -            -          -             -        (676)         -             (676)
  Preferred, $0.7731 per share        -       -            -          -             -        (533)         -             (533)
Cash dividends declared:
  Common, $0.06 per share             -       -            -          -             -        (225)         -             (225)
Issuance of preferred stock,
  net of offering costs         690,000    $690            -          -        15,632           -          -           16,322
Change in unrealized gain
  (loss) on available for sale
  securities, net of tax              -       -            -          -             -           -      1,489            1,489
Net income                            -       -            -          -             -       6,092          -            6,092
                                ---------------------------------------------------------------------------------------------
Balance,
  December 31, 1995             690,000     690    3,755,228      3,755        24,171      31,129        612           60,357

Cash dividends paid:
  Common, $0.21 per share             -       -            -          -             -        (790)         -             (790)
  Preferred, $2.30 per share          -       -            -          -             -      (1,587)         -           (1,587)
Cash dividends declared:
  Common, $0.07 per share             -       -            -          -             -        (263)         -             (263)
Common stock issued:
  Employees Stock Purchase
    Plan                              -       -        3,552          4            64           -          -               68
  Dividend Reinvestment Plan          -       -        5,436          5            97           -          -              102
Change in unrealized gain
  (loss) on available for sale
  securities, net of tax              -       -            -          -             -           -       (407)           (407)
Net Income                            -       -            -          -             -       7,552          -           7,552
                                ---------------------------------------------------------------------------------------------
Balance,
  December 31, 1996             690,000    $690    3,764,216     $3,764       $24,332     $36,041       $205         $65,032
                                ============================================================================================

See notes to consolidated financial statements.

SOUTHWEST BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
(Dollars in thousands)

                                                                          1996            1995            1994
                                                                        ---------       ---------       ---------
Operating activities:
  Net income                                                            $   7,552       $   6,092       $   5,144
  Adjustments to reconcile net income to net
    cash provided from operating activities:
        Provision for loan losses                                           3,100           2,000           1,800
        Depreciation and amortization expense                               1,254           1,026             767
        Amortization of premiums and accretion of
          discount on securities, net                                         244             248             740
        Amortization of intangibles                                           174             174             187
        (Gain) Loss on sales of securities                                   (459)              8               3
        (Gain) Loss on sales of loans receivable                           (1,678)         (1,034)         (1,453)
        (Gain) Loss on sales of premises/equipment                            (10)              3             (10)
        (Gain) Loss on other real estate owned, net                            (2)            (52)              3
        Proceeds from sales of residential mortgage
          loans                                                            45,519          34,002          47,497
      Residential mortgage loans originated for
        resale                                                            (48,469)        (34,947)        (46,371)
  Changes in assets and liabilities:
      Accrued interest receivable                                            (283)         (1,240)         (1,034)
      Other assets                                                         (1,188)           (986)            447
      Income taxes payable                                                    (84)             78             (24)
      Accrued interest payable                                                795           1,632           1,212
      Other liabilities                                                    (7,000)         (4,078)         12,453
                                                                        ---------       ---------       ---------
        Net cash (used in) provided from operating activities                (535)          2,926          21,361
                                                                        ---------       ---------       ---------
Investing activities:
   Proceeds from sales of held to maturity securities                           -           5,993               -
   Proceeds from sales of available for sale securities                       438               -             102
   Proceeds from principal repayments and maturities:
      Held to maturity securities                                          25,388          17,193          27,537
      Available for sale securities                                        28,969           6,286           6,339)
    Purchases of held to maturity securities                              (34,538)        (23,363)        (71,183)
    Purchase of available for sale securities                             (20,383)         (8,054)        (25,406)
    Loans originated and principal repayments, net                       (157,591)       (159,226)       (153,424)
    Proceeds from sales of guaranteed student loans                        47,768          40,738          59,617
    Purchases of premises and equipment                                    (4,693)         (1,936)         (1,870)
    Proceeds from sales of premises and equipment                              24              18              38
    Proceeds from sales of other real estate                                  152              68             184
                                                                        ---------       ---------       ---------
        Net cash used in investing activities                            (144,466)       (122,283)       (158,066)
                                                                        ---------       ---------       ---------
Financing activities:
    Net increase in deposits                                              119,558         108,827         131,039
    Net proceeds from issuance of common stock                                170               -               -
    Net proceeds from issuance of preferred stock                               -          16,322               -
    Common stock dividends paid                                            (1,015)           (864)           (697)
    Preferred stock dividends paid                                         (1,587)           (533)              -
                                                                        ---------       ---------       ---------
        Net cash provided from financing activities                       117,126         123,752         130,342
                                                                        ---------       ---------       ---------
Net increase (decrease) in cash and cash equivalents                        2,125           4,395          (6,363)
Cash and cash equivalents,
    Beginning of year                                                     20,789          16,394           22,757
                                                                        ---------       ---------       ---------
    End of year                                                         $ 22,914        $ 20,789         $ 16,394
                                                                        =========       =========       =========


See note to consolidated financial statements.

SOUTHWEST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1.  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

          ORGANIZATION AND NATURE OF OPERATIONS - Southwest Bancorp, Inc. ("the Company") was incorporated in 1981 as a bank holding company headquartered in Stillwater, Oklahoma engaged primarily in commercial and consumer banking services in the State of Oklahoma. The accompanying consolidated financial statements include the accounts of Stillwater National Bank and Trust Company (the "Bank"), a wholly owned subsidiary, established in 1894. The Company has six full-service banking offices, two of which are located in each of Stillwater and Tulsa, Oklahoma, with one each in Oklahoma City and Chickasha, Oklahoma, and two loan production offices, one in Oklahoma City and one in Tulsa. The Company pursues a decentralized community banking strategy and operates through three regional divisions. All significant intercompany balances and transactions have been eliminated.

          BASIS OF PRESENTATION - In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates shown on the consolidated statements of financial position and revenues and expenses during the periods reported. Actual results could differ significantly from those estimates. Changes in economic conditions could impact the determination of material estimates such as the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

          INVESTMENT SECURITIES - Investments in debt and equity securities are identified as held to maturity, trading, and available for sale based on management considerations of asset/liability strategy, changes in interest rates and prepayment risk, the need to increase capital and other factors. Under certain circumstances (including the deterioration of the issuer's creditworthiness, a change in tax law, or statutory or regulatory requirements), the Company may change the investment security classification. The classifications the Company utilizes determines the related accounting treatment for each category of investments. Investments classified as trading are accounted for at fair value, available for sale are accounted for at fair value with unrealized gains or losses, net of taxes, excluded from earnings and reported as a separate component of shareholders' equity, and held to maturity are accounted for at amortized cost.

          All held to maturity investment securities are adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to income over the contractual maturity or estimated life of the individual investment on the level yield method. The Company has the ability and intent to hold to maturity its investment securities classified as held to maturity; accordingly, no adjustment has been made for the excess, if any, of amortized cost over market. Gain or loss on sale of investments is based upon the specific identification method. Income earned on the Company's investments in state and political subdivisions is not taxable.

          LOANS RECEIVABLE - Interest on loans is accrued and credited to income based upon the principal amount outstanding. In general, interest income on impaired loans is written off after the loan is 90 days past due; subsequent interest income is recorded when cash receipts are received from the borrower. The Bank originates real estate mortgage loans and guaranteed student loans for portfolio investment or sale in the secondary market. During the period of origination, real estate mortgage loans are designated as held either for investment purposes or sale. Mortgage loans held for sale are generally sold within a one-month period from loan closing at amounts approximating par value of the loans. Guaranteed student loans are generally sold after the Company has been notified of the borrower's change from deferment status, which can range from one to five years, or longer. Real estate mortgage loans held for sale and guaranteed student loans are carried at cost, which does not exceed market. Gains or losses recognized upon the sales of loans are determined on a specific identification basis.

          ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is established through a provision for loan losses charged to expense. Loans which are determined to be impaired are charged against this allowance and recoveries, if any, are added to the allowance. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All of the Company's nonaccrual loans have been defined as impaired loans. The adequacy of the allowance for loan losses is determined by management based upon a number of factors including, among others, analytical reviews of loan loss experience in relationship to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; use of appraisals to estimate the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Changes in the allowance may occur because of changing economic conditions and economic prospects or financial position of borrowers. While there can be no assurance that the allowance for loan losses will be adequate to cover all losses from all loans, management believes that the allowance for loan losses is adequate.
While management uses all available information to estimate the adequacy of the allowance for loan losses, the ultimate collectability of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based upon changes in economic conditions and other relevant factors. Recovery of the carrying value of such loans is dependent to a great extent on conditions that may be beyond the Company's control. Actual future losses could differ significantly from the amounts estimated by management adversely affecting net income.

          The Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure on January 1, 1995. The allowance for loan losses related to loans that are identified for evaluation in accordance with SFAS No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Smaller balance, homogeneous loans, including mortgage student and consumer, are collectively evaluated for impairment. The amount of impairment determined in accordance with SFAS No. 114 did not differ materially from amounts previously provided. In addition, SFAS No. 114 does not affect the comparability of the credit risk disclosures. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

          LOAN SERVICING INCOME - The Company earns fees for servicing real estate mortgages owned by others. These fees are generally calculated on the outstanding principal balance of the loans serviced and are recorded as income when received.

          PREMISES AND EQUIPMENT - Premises and equipment are stated at cost less accumulated depreciation and amortization. Major additions or improvements are charged to the asset account while normal maintenance and repairs are expensed as incurred. Depreciation and amortization are computed using the straight-line and declining-balance methods based on asset lives which vary from three to forty years.

          OTHER REAL ESTATE OWNED - Other real estate owned is initially recorded at fair value less the estimated costs to sell the asset. Write-downs of carrying value required at the time of foreclosure are recorded as a charge to the allowance for loan losses. Costs related to the development of such real estate are capitalized whereas those related to holding the property are expensed. Foreclosed property is subject to periodic reevaluation based upon estimates of fair value. In determining the valuation of other real estate owned, management obtains independent appraisals for significant properties. Valuation adjustments are provided, as necessary, by charges to operations. The net cost of operating other real estate owned, including provision for losses, rental income, and gains and losses on sales of real estate, is not significant.

          Profit from sales of foreclosed property by the Company is recognized in accordance with the provisions of SFAS No. 66, Accounting for Sales of Real Estate. Losses are recognized as incurred.

          INTANGIBLES - Intangibles consist of a core deposit intangible, goodwill and mortgage servicing rights. The core deposit intangible is amortized over the estimated life of the assumed deposits, ranging from four to seven years using the level yield method. Goodwill is amortized using the straight-line method over 15 years. Mortgage servicing rights are capitalized based upon the observable market price at the point of origination. The servicing rights are amortized on an individual loan by loan basis in proportion to, and over the period of, estimated net servicing income. The capitalized amounts, amortization and impairment of the mortgage servicing rights is not material At December 31, 1996 and 1995, the Bank has recorded cumulative amortization of $1.0 million and $829,000, respectively.

          TAXES ON INCOME - The Company and its subsidiary file consolidated income tax returns. Deferred income taxes arise from temporary differences between financial and tax bases of certain assets and liabilities. A valuation allowance will be established if it is more likely than not that some portion of the deferred tax asset will not be realized.

          EARNINGS PER COMMON SHARE - Earnings per common share is computed based upon net income, after deducting the dividend requirements of preferred stock, divided by the weighted average number of common shares outstanding during each period. The impact of stock options on earnings per common share is not materially dilutive. The weighted average of outstanding common shares for the years ended December 31, 1996, 1995 and 1994 was 3,760,370, 3,755,228 and
3,755,228, respectively.

          TRUST - The Company offers trust services to customers through its relationship with the Trust Company of Oklahoma, a trust services company. Property (other than cash on deposit) held by the Bank in a fiduciary or agency capacity for its customers is not included in the consolidated statements of financial condition as it is not an asset or liability of the Bank.

          CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from depository institutions, and federal funds sold. Federal funds sold are sold for one day periods.

          LIQUIDITY - The Bank is required by the Federal Reserve Bank to maintain average reserve balances. Cash and due from banks in the consolidated statements of financial condition include restricted amounts of $5.1 and $6.2 million at December 31, 1996 and 1995, respectively.

          At December 31, 1996, the Bank had available unsecured lines of credit from correspondent banks and the Student Loan Marketing Association ("SLMA") totaling $15.0 million and $20.0 million, respectively. Short-term borrowings outstanding on these lines of credit totaled $1.8 million and $10.3 million, with weighted average rates of 6.70% and 5.60% at December 31, 1996 and 1995, respectively. The average balances outstanding on these lines of credit were not material for either year.

          RECLASSIFICATIONS - Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

2.  INVESTMENT SECURITIES

        A summary of the amortized cost and fair values of investment securities follows:

                                                                    December 31, 1996
                                            ------------------------------------------------------
                                            Amortized       Gross Unrealized           Approximate
                                              Cost        Gains          Losses        Fair Value
                                            ------------------------------------------------------
                                                            (dollars in thousands)
Held to Maturity:
U.S. Government and
  agency obligations                        $ 72,345      $   467        $   100       $ 72,712
Obligations of state and
  political subdivisions                      11,244           52             45         11,251
                                            --------      -------        -------       --------
Total                                       $ 83,589      $   519        $   145       $ 83,963
                                            ========      =======        =======       ========

Available for Sale:
U.S. Government and
  agency obligations                        $ 37,440      $   253        $    50       $ 37,643
Obligations of state and
  political subdivisions                       1,892           17              0          1,909
Mortgage-backed securities                    23,108           56            103         23,061
Other securities                                 979          170              0          1,149
                                            --------      -------        -------       --------
Total                                       $ 63,419      $   496        $   153       $ 63,762
                                            ========      =======        =======       ========


                                                                    December 31, 1995
                                            ------------------------------------------------------
                                            Amortized       Gross Unrealized           Approximate
                                              Cost        Gains          Losses         Fair Value
                                            ------------------------------------------------------
                                                            (dollars in thousands)
Held to Maturity:
U.S. Government and
  agency obligations                        $ 65,573      $   641        $   114       $ 66,100
Obligations of state and
  political subdivisions                       9,071           58             27          9,102
                                            --------      -------        -------       --------
Total                                       $ 74,644      $   699        $   141       $ 75,202
                                            ========      =======        =======       ========

Available for Sale:
U.S. Government and
  agency obligations                        $ 44,473      $   763        $    24       $ 45,212
Obligations of state and
  political subdivisions                       2,481           27              -          2,508
Mortgage-backed securities                    24,092          210             80         24,222
Other securities                                 977          135             10          1,102
                                            --------      -------        -------       --------
Total                                       $ 72,023      $ 1,135        $   114       $ 73,044
                                            ========      =======        =======       ========

          As required by law, investment securities are pledged to secure public and trust deposits. Securities with an amortized cost of $134.9 million and $78.8 million were pledged to meet such requirements of $15.4 million and $15.8 million at December 31, 1996 and 1995, respectively. Any amount overpledged can be released at any time.

          A comparison of the amortized cost and approximate fair value of the Company's investment securities by maturity date at December 31, 1996 follows:


                                       Available for Sale      Held to Maturity
                                    -----------------------  ----------------------
                                    Amortized   Approximate  Amortized  Approximate
                                       Cost     Fair Value      Cost    Fair Value
                                    ---------   -----------  ---------  -----------
                                                (dollars in thousands)
One year or less                     $11,957      $11,956    $18,701      $18,740
Two years through five years          36,901       37,000     64,888       65,223
Five years through ten years          13,575       13,650          -            -
More than ten years                        7            7          -            -
Other securities not due
  at a single maturity date              979        1,149          -            -
                                     -------      -------    -------      -------
Total                                $63,419      $63,762    $83,589      $83,963
                                     =======      =======    =======      =======

          Realized gross gains/(losses) on sales of investment securities were $459,000, $(8,000) and $(3,000) during 1996, 1995 and 1994, respectively. The gross proceeds from such sales of investment securities totaled approximately $438,000, $6.0 million and $102,000 during 1996, 1995 and 1994, respectively. A portion of the gain on sales of investment securities during 1996 occurred when $4.6 million in Agency securities classified as "held to maturity" and $11.2 million in Agency securities classified as "available for sale", originally purchased at a discount, were called prior to their stated maturity date.

          In November 1995, the FASB issued a special report on A Guide to Implementation of SFAS No. 115 on Accounting for Certain Investments in Debt and Equity Securities - Questions and Answers (the "Guide"). The Guide provided the Company a one-time opportunity to transfer securities from the held to maturity category during the period November 15 through December 31, 1995. After reconsideration of its original classifications, the Company reclassified $32.7 million of investment securities from held to maturity to available for sale. The fair value of such securities at the date of transfer was $33.3 million and the net unrealized gain was $675,000.

3.  LOANS RECEIVABLE

          Major classifications of loans are as follows:

                                              December 31,
                                        ------------------------
                                          1996            1995
                                        --------        --------
                                         (dollars in thousands)
Real estate mortgage:
  Commercial                            $196,163        $160,126
  One-to-four family residential          61,175          42,988
Real estate construction                  54,369          33,159
Commercial                               218,515         181,081
Installment and consumer:
  Guaranteed student loans                61,959          67,388
  Credit Cards                            20,839          21,869
  Other                                   31,626          25,377
                                        --------        --------
                                         644,646         531,988
Allowance for loan losses                 (7,139)         (5,813)
                                        --------        --------
Loans receivable, net                   $637,507        $526,175
                                        ========        ========


          The Bank extends commercial and consumer credit primarily to customers in the State of Oklahoma which subjects the loan portfolio to the general economic conditions within this area. At December 31, 1996 and 1995, substantially all of the Bank's loans, except for credit cards, are collateralized with real estate, inventory, accounts receivable and/or other assets or guaranteed by agencies of the United States Government.

          Loans to individuals and businesses in the healthcare industry totaled approximately $74.5 million, or 12% of total loans. Other notable concentrations of credit within the loan portfolio include $25.2 million in residential construction loans, $23.9 million in hotel/motel loans and $13.4 million in restaurant loans. In the event of total nonperformance by the borrowers, the Company's accounting loss would be limited to the recorded investment in the loans receivable reduced by proceeds received from disposition of the related collateral.

          The Company had loans which were held for sale of $12.3 million and $4.6 million at December 31, 1996 and 1995, respectively. These loans are carried at cost, which does not exceed market. Guaranteed student loans are generally sold to a single servicer. A substantial portion of the one-to-four family residential loans and loan servicing rights are sold to two servicers.

          The principal balance of loans for which accrual of interest has been discontinued totaled approximately $4.6 million and $724,000 at December 31, 1996 and 1995, respectively. If interest on those loans had been accrued, the interest income as reported in the accompanying consolidated statements of operations would have increased by approximately $398,000, $48,000 and $443,000 for 1996, 1995 and 1994, respectively. The $3.9 million increase in nonaccrual loans from year-end 1995 was mainly the result of the classification as nonaccrual of a group of related loans with a remaining net book value of $3.4 million at December 31, 1996. Management believes these loans are either adequately secured or have specific reserves allocated to them.

          Floating rate loans with original repricing terms within two years were approximately $468.8 million and $401.8 million at December 31, 1996 and 1995, respectively.

          The unpaid principal balance of real estate mortgage loans serviced for others totaled $119.0 million and $130.2 million at December 31, 1996 and 1995, respectively. The Bank maintained escrow accounts totaling $366,000 and $697,000 for real estate mortgage loans serviced for others at December 31, 1996 and 1995, respectively.

          The allowance for loan losses is summarized as follows:


                                       Years Ended December 31,
                                --------------------------------------
                                 1996            1995            1994
                                ------          ------          ------
                                          (dollars in thousands)
Beginning balance               $5,813          $4,959          $3,960
Provision for loan losses        3,100           2,000           1,800
Loans charged off               (2,301)         (1,803)         (1,203)
Recoveries                         527             657             402
                                ------          ------          ------
Total                           $7,139          $5,813          $4,959
                                ======          ======          ======


          As of December 31, 1996 and 1995, impaired loans totaled $4.8 million and $3.3 million and had been allocated a related allowance for loan loss of $2.0 million and $1.3 million, respectively. The average balance of impaired loans totaled $3.8 million and $3.9 million and interest income recognized on impaired loans totaled $37,000 and $367,000, respectively, for the years ended December 31, 1996 and 1995.

          Directors and officers of the Company and the Bank were customers of, and had transactions with, the Bank in the ordinary course of business, and similar transactions are expected in the future. All loans included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of loss or present other unfavorable features. Certain officers, directors, employees, and companies in which they have partial ownership had indebtedness to the Bank totaling $1.0 million and $2.2 million at December 31, 1996 and 1995, respectively. During 1996, $1.8 million of new loans were made to these persons and repayments totaled $3.0 million.


4.  PREMISES AND EQUIPMENT

          These consist of the following:

                                                      December 31,
                                                -----------------------
                                                 1996             1995
                                                -------         -------
                                                 (dollars in thousands)
Land                                            $ 1,214         $   883
Buildings and improvements                        3,869           3,540
Furniture, fixtures, and equipment               12,024           8,052
                                                -------         -------
                                                 17,107          12,475
Accumulated depreciation and amortization        (7,458)         (6,251)
                                                -------         -------
Premises and equipment, net                     $ 9,649         $ 6,224
                                                =======         =======

5.  INCOME TAXES

        The components of taxes on income follow:


                                             Years Ended December 31,
                                        ---------------------------------
                                         1996         1995         1994
                                        ---------------------------------
                                              (dollars in thousands)
Current tax expense:
  Federal                               $ 4,275      $ 3,366      $ 2,786
  State                                     667          508          380
Deferred tax benefit:
  Federal                                  (543)        (458)        (350)
  State                                     (93)         (80)         (62)
                                        -------      -------      -------
                                        $ 4,306      $ 3,336      $ 2,754
                                        =======      =======      =======

     The taxes on income reflected in the accompanying statements of operations differs from the expected U.S. Federal income tax rates for the following reasons:


                                             Years Ended December 31,
                                        ---------------------------------
                                         1996         1995         1994
                                        ---------------------------------
                                              (dollars in thousands)
Computed tax expense at 34%             $ 4,032      $ 3,206      $ 2,685
Increase (decrease) in income
tax resulting from:
  Benefit of income not subject to
    U.S. Federal income tax                (210)        (202)        (129)
  State income taxes, net of
    Federal income tax benefit              379          281          212
  Other                                     105           51          (14)
                                        -------      -------      -------
Taxes on income                         $ 4,306      $ 3,336      $ 2,754
                                        =======      =======      =======

     Deferred tax expense (benefit) relating to temporary differences includes the following components:


                                             Years Ended December 31,
                                        ---------------------------------
                                         1996         1995         1994
                                        ---------------------------------
                                              (dollars in thousands)
Provision for loan losses               $  (754)     $  (494)     $  (462)
Accelerated depreciation                    135           56           59
Intagibles                                  (26)         (25)         (31)
Sales of other real estate owned            225            -           91
Other                                      (216)         (75)         (69)
                                        -------      -------      -------
Total                                   $  (636)     $  (538)     $  (412)
                                        =======      =======      =======

     Deferred tax assets of $2.2 million and $1.3 million at December 31, 1996 and 1995, respectively, are reflected in the accompanying consolidated statements of financial condition in other assets. There were no valuation allowances at December 31, 1996 or 1995. Temporary differences that give rise to the deferred tax assets and (liabilities) include the following:


                                                              December 31,
                                                ------------------------------------
                                                    1996                   1995
                                                ------------------------------------
                                                        (dollars in thousands)
Allowance for loan losses                       $2,353                  $1,599
Accumulated depreciation                          (676)                   (541)
Write-down on other real
  estate owned                                      35                     260
Deferred compensation accrual                       88                     127
Intangibles                                        162                     136
Other                                              401                     146
                                                ------                  ------
                                                 2,363                   1,727
Deferred taxes (payable) receivable on
  investment securities available for sale        (137)                   (408)
                                                ------                  ------
Total                                           $2,226                  $1,319
                                                ======                  ======

6.  SHAREHOLDERS' EQUITY

          At the 1996 annual shareholders' meeting, the shareholders of the Company approved an amendment to the Company's Certificate of Incorporation to increase the authorized shares of capital stock from 7,000,000 to 12,000,000, consisting of 10,000,000 shares of common stock, par value $1.00 per share ("Common Stock"), and an aggregate of 2,000,000 shares of serial preferred stock, par value $1.00 per share. The Company's Board of Directors can determine the voting powers, dividend rights, liquidation preferences and other limitations on the preferred stock prior to issuance. On July 31, 1995, the Company issued 690,000 shares of 9.20% Redeemable, Cumulative Preferred Stock, Series A (the "Shares"), and received net proceeds of $16.3 million. The liquidation preference of the Shares is $25 per share plus an amount equal to accrued and unpaid dividends. The Shares may not be redeemed by the Company prior to September 1, 1998. Subject to prior regulatory approval, the Shares may be redeemed at the option of the Company, in whole or in part, on or after September 1, 1998, at a price equal to $25 per share plus accumulated unpaid dividends to the redemption date. Such dividends are cumulative from the date of issuance and payable quarterly at the rate of 9.20% of the original liquidation preference, or $2.30 per annum per share. For the year ended December 31, 1996, the cumulative dividend requirement was $1.6 million, $1.5 million of which was declared and paid.

          The Company has reserved for issuance 200,000 shares of common stock pursuant to the terms of Dividend Reinvestment and Employee Stock Purchase Plans. The Dividend Reinvestment Plan allows shareholders of record a convenient and economical method of increasing their equity ownership of the Company. The Employee Stock Purchase Plan allows Company employees to acquire additional common shares through payroll deductions. At December 31, 1996, 8,988 shares had been issued by these plans.


7.  CAPITAL REQUIREMENTS

          The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators, that if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     The most recent notification from regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. Since the notification, there are no conditions or events that have changed the Bank's category.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets and Tier I capital to average assets (all as defined). The Company and the Bank meet all capital adequacy requirements to be classified as well-capitalized as of December 31, 1996.

     The Company's and Bank's actual capital amounts and ratios are presented below.

                                                                         To Be Well Capitalized
                                                                        Under Prompt Corrective          For Capital
                                                        Actual             Action Provisions          Adequacy Purposes
                                                -------------------------------------------------------------------------------
                                                 Amount        Ratio      Amount          Ratio      Amount           Ratio
                                                -------------------------------------------------------------------------------
                                                                          (dollars in thousands)
As of December 31, 1996:
Total Capital (to risk-weighted assets)
  Company                                        $ 71,376      11.40%        N/A           N/A      $ 50,077         8.00%
  Bank                                             69,139      11.06%   $ 62,490         10.00%       49,992         8.00%
Tier I Capital (to risk-weighted assets)
  Company                                          63,886      10.21%        N/A           N/A        25,039         4.00%
  Bank                                             62,000       9.92%     37,494          6.00%       24,996         4.00%
Leverage (Tier I capital to average assets)
  Company                                          63,886       7.77%        N/A           N/A        32,889         4.00%
  Bank                                             62,000       7.56%     41,026          5.00%       32,804         4.00%

As of December 31, 1995:
Total Capital (to risk-weighted assets)
  Company                                        $ 64,801      11.41%        N/A           N/A      $ 45,435         8.00%
  Bank                                             61,324      10.81%   $ 56,729         10.00%       45,383         8.00%
Tier I Capital (to risk-weighted assets)
  Company                                          56,888      10.02%        N/A           N/A        22,710         4.00%
  Bank                                             55,511       9.79%     34,021          6.00%       22,681         4.00%
Leverage (Tier I capital to average assets)
  Company                                          56,888       8.19%        N/A           N/A        27,784         4.00%
  Bank                                             55,511       8.05%     34,479          5.00%       27,583         4.00%

     The approval of the Comptroller of the Currency is required if the total of all dividends declared by the Bank in any calendar year exceeds the total of its net profits of that year combined with its retained net profits of the preceding two years. In addition, the Bank may not pay a dividend if, after paying the dividend, the Bank would be under-capitalized. The Bank's maximum amount of dividends available for payment totaled approximately $12.8 million at December 31, 1996. Dividends declared by the Bank for the years ended December 31, 1996, 1995 and 1994 did not exceed the threshold requiring regulatory approval.


8.  STOCK OPTION PLAN

     The Southwest Bancorp, Inc. 1994 Stock Option Plan (the "Stock Plan") provides selected key employees with the opportunity to acquire common stock. At December 31, 1996, the Company has reserved 375,522 shares under the Stock Plan, of which 247,000 shares are under option at a weighted average exercise price of

$15.95 per share; none of the options have been exercised. During 1996 and 1995, the Company granted 35,000 and 30,000 shares, respectively. The exercise price of each option equals the market price of the Company's common stock on the date of the grant. An option's maximum term is ten years. At December 31, 1996, there were four stock option arrangements outstanding:

                                                               Option
                                              Number of     Price, Range
                                                Shares        Per Share
                                           -----------------------------
Outstanding at January 1, 1994                        -                -
  Granted                                       182,000           $12.75
  Exercised                                           -                -
  Canceled/expired                                    -                -
                                           ------------     ------------
Outstanding at December 31, 1994                182,000            12.75
  Granted                                        30,000            13.38
  Exercised                                           -                -
  Canceled/expired                                    -                -
                                           ------------     ------------
Outstanding at December 31, 1995                212,000            12.84
  Granted                                        35,000      18.50-19.25
  Exercised                                           -                -
  Canceled/expired                                    -                -
                                           ------------     ------------
Outstanding at December 31, 1996                247,000           $15.95
                                           ============     ============
Total exercisable at December 31, 1995           72,000     $12.75-13.38
                                           ============     ============
Total exercisable at December 31, 1996          116,500     $12.75-19.25
                                           ============     ============




        The Company has estimated the fair value of the options granted using the minimum value method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation. Had compensation cost been determined based on the fair value at the grant date for the Company's stock options in accordance with SFAS No. 123, the proforma net income and earnings per common share would have been $7.458 million and $1.56 for 1996 and $5.911 million and $1.40 for 1995, respectively.

        The Company has elected to continue to account for its stock options using the intrinsic value method prescribed by APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for its stock option plans.


9.  EMPLOYEE BENEFITS

        The Company, at the discretion of its Board of Directors, may, under its profit-sharing plan, contribute annually an amount not exceeding 15% of the total annual compensation of all participants. The Company made contributions of $671,000, $680,000 and $589,000 in 1996, 1995 and 1994, respectively.

        The Company has a deferred compensation plan for key management employees. The Board of Directors of the Company administered the plan and awarded performance units ("Units") at its discretion. Employees awarded Units were entitled to receive compensation from the Bank based on the earnings of the Company. The ultimate amount payable to employees is based on cumulative earnings of the Company over certain five year periods. The 1996, 1995 and 1994 amounts charged to compensation expense under these plans were $45,000, $86,000 and $132,000, respectively. The final payout under this plan will be made in 1997, after which, no further Units will be outstanding.

10.  OPERATING LEASES

          The Company leases certain equipment and facilities for its operations. Future minimum annual rental payments required under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1996 follow:


1997    $957,000
1998     619,000
1999     362,000
2000     223,000
2001     141,000

          The total rental expense was $1.0 million, $803,000 and $616,000 in 1996, 1995 and 1994, respectively.


11.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

          The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

          CASH AND CASH EQUIVALENTS - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

          INVESTMENT SECURITIES - The fair value of U.S. Government and agency obligations, other securities and mortgage-backed securities is estimated based on quoted market prices or dealer quotes. The fair value for other investments such as obligations of state and political subdivisions is estimated based on quoted market prices for similar investment instruments.

          LOANS RECEIVABLE - Fair values are estimated for certain homogeneous categories of loans adjusted for differences in loan characteristics. The Bank's loans have been aggregated by categories consisting of commercial, real estate, student, credit card and other consumer. The fair value estimate for student loans is the current historical cost carrying value as such loans are typically sold in the secondary market at par value. The fair value of all other loans is estimated by discounting the cash flows using credit and interest rate risks inherent in the loan category and interest rates currently offered for loans with similar terms and credit risks.

          ACCRUED INTEREST RECEIVABLE - The carrying amount is a reasonable estimate of fair value for accrued interest receivable.

          DEPOSITS - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the statement of financial condition date. The fair value of fixed-maturity certificates of deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

          SHORT-TERM BORROWINGS - The fair values of short-term borrowings and federal funds purchased are the amounts payable at the statement of financial condition date, as the carrying amount is a reasonable estimate of fair value.

          OTHER LIABILITIES AND ACCRUED INTEREST PAYABLE - The estimated fair value of other liabilities, which primarily include trade accounts payable, and accrued interest payable approximates their carrying value.

          COMMITMENTS - Commitments to extend credit, standby letters of credit and financial guarantees written or other items have short maturities and therefore have no significant fair values.

          The carrying values and estimated fair values of the Company's financial instruments follow:

                                  December 31, 1996                  December 31, 1995
                                -----------------------           ------------------------
                                  Carrying        Fair               Carrying       Fair
                                   Values        Values               Values       Values
                                ----------------------------------------------------------
                                                   (dollars in thousands)
Cash and cash equivalents       $22,914        $22,914               $20,789       $20,789
Investment securities:
  Held to maturity               83,589         83,963                74,644        75,202
  Available for sale             63,762         63,762                73,044        73,044
Loans receivable                637,507        643,927               526,175       536,064
Accrued interest receivable       7,400          7,400                 7,117         7,117
Deposits                        753,945        756,093               634,387       637,840
Accrued interest payable          5,061          5,061                 4,266         4,266
Other liabilities                 4,892          4,892                11,854        11,854
Commitments                           -              -                     -             -




12.  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

          In the normal course of business, the Company makes use of a number of different financial instruments to help meet the financial needs of its customers. In accordance with generally accepted accounting principles, these transactions are not presented in the accompanying consolidated financial statements and are referred to as off-balance sheet instruments. These transactions and activities include commitments to extend lines of commercial and real estate mortgage credit, standby and commercial letters of credit and available credit card lines of credit. The following table provides a summary of the Company's off-balance sheet financial instruments:

                                                        December 31,
                                                --------------------------
                                                   1996            1995
                                                --------------------------
                                                  (dollars in thousands)
Commitments to extend commercial and
  real estate mortgage credit                    $154,041          $86,563
Standby and commercial letters of credit            4,214            3,578
Credit card lines of credit                       348,144          347,455
                                                ---------        ---------
Total                                            $506,399         $437,596
                                                =========        =========

          A loan commitment is a binding contract to lend up to a maximum amount for a specified period of time provided there is no violation of any financial, economic or other terms of the contract. A standby letter of credit obligates the Company to honor a financial commitment by issuing a guarantee to a third party should the Company's customer fail to perform. Many loan commitments and most standby letters of credit expire unfunded, and, therefore, total commitments do not represent future funding obligations of the Company. Loan commitments and letters of credit are made under normal credit terms, including interest rates and collateral prevailing at the time, and usually require the payment of a fee by the customer. Commercial letters of credit are commitments generally issued to finance the movement of goods between buyers and sellers. The Bank's exposure to credit loss, assuming commitments are funded, in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank has an agreement with another financial institution to purchase $285.0 million and $284.9 million of unadvanced credit card lines of credit at December 31, 1996 and 1995, respectively, if such credit card lines of credit are funded. Such commitments are made with the same terms as similarly funded extensions of credit including collateral, rates and maturities. The Bank does not anticipate any material losses as a result of the commitments.


13.  COMMITMENTS AND CONTINGENCIES

        The Company is a party to various legal actions normally associated with financial institutions, the aggregate of which, in management's and legal counsel's opinion, would not be material to the consolidated financial condition or results of operations of the Company.

        At periodic intervals, the Office of the Comptroller of the Currency and the Federal Reserve Bank routinely examine the Company's and the Bank's financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Company's and the Bank's financial statements be adjusted in accordance with their findings.

        The Bank has adopted a Severance Compensation Plan (the "Plan") for the benefit of certain officers and key members of management. The Plan's purpose is to protect and retain certain qualified employees in the event of a change in control (as defined) and to reward those qualified employees for loyal service to the Bank by providing severance compensation to them upon their involuntary termination of employment after a change in control of the Bank. At December 31, 1996, the Bank has not recorded any amounts in the consolidated financial statements relating to the Plan. If a change of control were to occur, the maximum amount payable to certain officers and key members of management would approximate $934,000.


14.  SUPPLEMENTAL CASH FLOWS  INFORMATION

                                                               Years Ended December 31,
                                                        ----------------------------------------
                                                          1996            1995            1994
                                                        ----------------------------------------
                                                                (dollars in thousands)
Cash paid for interest                                  $32,038         $26,913         $15,425
Cash paid for taxes on income                             4,390           3,600           2,817
Loans originated to finance the sale of
  other real estate owned                                     -              68               -
Loans transferred to other real estate owned                 21              15               -
Reclassification of investment securities
  from held to maturity to available for sale                 -          32,672               -
Unrealized gain/(loss) on investment
  securities available for sale, net of tax                (407)          1,489          (1,076)




15.  ACCOUNTING STANDARD ISSUED BUT NOT YET ADOPTED

        In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 requires the Company to recognize the financial and servicing assets it controls and liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. In December 1996, the FASB adopted an amendment to SFAS No. 125 that will delay for one year certain provisions of the Statement. As amended, SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1997. The Company will adopt SFAS No. 125 for transfers and servicing of financial assets and extinguishments of liabilities when required. Management believes that adoption of SFAS No. 125 will not have a material impact on the Company's consolidated financial position or results of operations.

16.  PARENT COMPANY CONDENSED FINANCIAL INFORMATION

        Following are the condensed financial statements of Southwest Bancorp, Inc. ("Parent Company only") for the periods indicated:

                                                        December 31,
                                                -----------------------
                                                   1996           1995
                                                -----------------------
                                                  (dollars in thousands)
Statements of Financial Condition
Assets:
Cash and due from banks                            $754            $297
Investment in subsidiary bank                    62,808          56,878
Investment securities, available for sale         1,446           2,984
Other assets                                        423             435
                                                -------         -------
Total                                           $65,431         $60,594
                                                =======         =======
Liabilities                                     $   399         $   237
Shareholders' Equity
  Preferred                                      17,382          17,382
  Common                                         47,650          42,975
                                                -------         -------
Total                                           $65,431         $60,594
                                                =======         =======


                                               Years Ended December 31,
                                        --------------------------------------
                                         1996          1995         1994
                                        --------------------------------------
                                                (dollars in thousands)
Statements of Operations
Income:
Cash dividends from subsidiary bank     $1,053          $901         $781
Dividend income                             22            28           25
Investment income                          116            98           46
                                        ------        ------       ------
Total income                             1,191         1,027          852
Security gains/(losses)                    288             -           (3)
General and administrative expenses        150            95           88
                                        ------        ------       ------
Total income before tax expense
  and equity in undistributed income
  of subisidary bank                     1,329           932          761
Taxes on income                             99             4          (14)
                                        ------        ------       ------
Income before equity in undistributed    1,230           928          775
  income of subsidiary bank
Equity in undistributed income of
  subsidiary bank                        6,322         5,164        4,369
                                        ------        ------       ------
Net income                              $7,552        $6,092       $5,144
                                        ======        ======       ======
Net income available to common
  shareholders                          $5,965        $5,426       $5,144
                                        ======        ======       ======

                                                               Years Ended December 31,
                                                ----------------------------------------------------
                                                      1996            1995            1994
                                                ----------------------------------------------------
                                                               (dollars in thousands)
Statement of Cash Flows
Operating activities:
Net income                                           $ 7,552         $ 6,092        $ 5,144
Equity in undistributed income of
  subsidiary bank                                     (6,322)         (5,164)        (4,369)
Other, net                                               140            (421)          (125)
                                                     -------         -------        -------
Net Cash provided by operating activities              1,370             507            650
                                                     -------         -------        -------
Investing activities:
Available for sale securities:
  Purchases                                           (1,806)         (3,146)             -
  Sales                                                    -               -            102
  Maturities                                           3,325           1,245              -
                                                     -------         -------        -------
Net cash provided by (used in)
  investing activities                                 1,519          (1,901)           102
                                                     -------         -------        -------
Financing activities:
Proceeds from issuance of
  Preferred stock                                          -          16,322              -
  Common stock                                           170               -              -
Capital contribution to Bank                               -         (13,500)             -
Cash dividends paid:
  Preferred stock                                     (1,587)           (533)             -
  Common stock                                        (1,015)           (864)          (697)
                                                     -------         -------        -------
Net cash provided by (used in)
  financing activities                                (2,432)          1,425           (697)
                                                     -------         -------        -------
Net increase in cash and cash equivalents                457              31             55
Cash and cash equivalents,
  Beginning of year                                      297             266            211
                                                     -------         -------        -------
  End of year                                        $   754         $   297        $   266
                                                     =======         =======        =======

                                  **********

SOUTHWEST BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands except share data)

                                                                                        March 31,               December 31,
                                                                                          1997                     1996
                                                                                      ------------              ------------
ASSETS
Cash and due from banks                                                                   $ 28,212                  $ 22,914
Federal funds sold                                                                          15,800                      --
                                                                                      ------------              ------------
  Cash and cash equivalents                                                                 44,012                    22,914
Investments securities:
   Held to maturity, approximate fair value of
      $84,598 (1997) and $83,963 (1996)                                                     84,787                    83,589
   Available for sale, approximate amortized cost of
      $65,060 (1997) and $63,419 (1996)                                                     64,897                    63,762
Loans receivable, net of allowance for loan losses
   of $8,484 (1997) and $7,139 (1996)                                                      668,015                   637,507
Accrued interest receivable                                                                  8,007                     7,400
Premises and equipment, net                                                                 12,696                     9,649
Other assets                                                                                 5,395                     4,296
                                                                                      ------------              ------------
           Total assets                                                                  $ 887,809                 $ 829,117
                                                                                      ============              ============
LIABILITIES & SHAREHOLDERS' EQUITY
Deposits:
   Noninterest-bearing demand                                                            $  85,943                 $  83,729
   Interest-bearing demand                                                                  37,054                    34,309
   Money market accounts                                                                    93,467                    86,910
   Savings accounts                                                                          4,002                     4,086
   Time deposits                                                                           594,071                   544,911
                                                                                      ------------              ------------
           Total deposits                                                                  814,537                   753,945
                                                                                      ------------              ------------
Income taxes payable                                                                            14                       187
Accrued interest payable                                                                     5,120                     5,061
Other Liabilities                                                                            3,599                     4,892
                                                                                      ------------              ------------
           Total Liabilities                                                               823,270                   764,065
                                                                                      ------------              ------------
Commitments and contigencies                                                                   --                        --
Shareholders' equity:
   Serial preffered stock -
           Series A, 9.20% Redeemable, Cumulative Preferred
              Stock; $1 par value; 1,000,000 shares authorized;
              liquidation value $17,250,000; 690,000 shares
              issued and outstanding                                                           690                       690
           Series B, $1 par value; 1,000,000 shares authorized;
              none issued                                                                      --                        --
   Common stock - $1 par value; 10,000,000 shares
     authorized; issued and outstanding 3,766,515 (1997)
     and 3,764,216 (1996)                                                                    3,767                     3,764
   Capital surplus                                                                          24,377                    24,332
   Retained earnings                                                                        35,803                    36,041
  Unrealized gain/(loss) on investment securities
     available for sale, net of tax                                                            (98)                      205
                                                                                      ------------              ------------
              Total shareholders' equity                                                    64,539                    65,032
                                                                                      ------------              ------------
              Total liabilities & shareholders' equity                                   $ 887,809                 $ 829,117
                                                                                      ============              ============

SOUTHWEST BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands except share data)

                                                                    FOR THE THREE MONTHS
                                                                       ENDED MARCH 31,
                                                                    1997            1996
                                                                 ----------      ----------
Interest income:
        Interest and fees on loans                               $   15,516      $   12,832
        Investment securities:
                U.S. Government and agency obligations                1,776           1,640
                State and political subdivisions                        136             140
                Mortgage-backed securities                              327             390
                Other securities                                         15              13
        Federal funds sold                                               81              74
                                                                 ----------      ----------
                Total interest income                                17,851          15,089

Interest expense:
        Interest-bearing demand                                         209             203
        Money market accounts                                           919             673
        Savings accounts                                                 25              30
        Time deposits                                                 8,036           6,622
        Other borrowed money                                             70              58
                                                                 ----------      ----------
                Total interest expense                                9,259           7,586
                                                                 ----------      ----------
Net interest income                                                   8,592           7,503
        Provision for loan losses                                     3,001             875
                                                                 ----------      ----------
Net interest income after provision for loan losses                   5,591           6,628

Other income:
        Service charges and fees                                        752             708
        Credit cards                                                    193             207
        Other noninterest income                                        143             117
        Gain on sales of loans receivable                               326             448
        Gain/(loss) on sales of investment securities                     -             122
                                                                 ----------      ----------
                Total other income                                    1,414           1,602

Other expenses:
        Salaries and employee benefits                                3,487           2,828
        Occupancy                                                     1,043             759
        FDIC and other insurance                                         63             132
        Credit cards                                                     76             104
        General and administrative                                    1,690           1,396
                                                                 ----------      ----------
                Total other expenses                                  6,359           5,219
                                                                 ----------      ----------
Income before taxes                                                     646           3,011
        Taxes on income                                                 186           1,079
                                                                 ----------      ----------
Net income                                                       $      460      $    1,932
                                                                 ==========      ==========
Net income available to common shareholders                      $       63      $    1,535
                                                                 ==========      ==========
Earnings per common share                                        $     0.02      $     0.41
                                                                 ==========      ==========
Weighted average common shares outstanding                        3,766,172       3,756,861
                                                                 ==========      ==========

SOUTHWEST BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

                                                                 FOR THE THREE MONTHS
                                                                    ENDED MARCH 31,
                                                                   1997            1996
                                                               ------------     ----------
Operating activities:
  Net income                                                     $     460      $   1,932
  Adjustments to reconcile net income to net
    cash provided from operating activities:
      Provision for loan losses                                      3,001            875
      Depreciation and amortization expense                            381            288
      Amortization of premiums and accretion of
        discount on securities, net                                     43             42
      Amortization of intangibles                                       45             26
      (Gain) Loss on sales of securities                                -            (122)
      (Gain) Loss on sales of loans receivable                        (326)          (448)
      (Gain) Loss on sales of premises/equipment                        -              (1)
      (Gain) Loss on other real estate owned, net                       -              -
      Proceeds from sales of residential mortgage loans             14,839          8,477
      Residential mortgage loans originated for resale             (11,521)       (11,364)
  Changes in assets and liabilities:
    Accrued interest receivable                                       (607)           (83)
    Other assets                                                      (574)        (3,713)
    Income taxes payable                                              (173)         1,046
    Accrued interest payable                                            59           (325)
    Other liabilities                                               (1,331)        (9,184)
                                                               ------------     ----------
      Net cash (used in) provided from operating activities          4,296        (12,554)
                                                               ------------     ----------
Investing activities:
  Proceeds from sales of held to maturity securities                    -              -
  Proceeds from sales of available for sale securities                  -              -
  Proceeds from principal repayments and maturities:
    Held to maturity securities                                      2,006         11,656
    Available for sale securities                                    4,001         10,049
  Purchases of held to maturity securities                          (3,260)       (13,620)
  Purchases of available for sale securities                        (5,628)        (3,882)
  Loans originated and principal repayments, net                   (48,186)       (14,674)
  Proceeds from sales of guaranteed student loans                   11,317         12,445
  Purchases of premises and equipment                               (3,428)          (619)
  Proceeds from sales of premises and equipment                         -               3
  Proceeds from sales of other real estate                              -              49
                                                               ------------     ----------
      Net cash (used in) provided from investing activities        (43,178)         1,407
                                                               ------------     ----------
Financing activities:
  Net increase in deposits                                          60,592         20,280
  Net proceeds from issuance of common stock                            48             35
  Net proceeds from issuance of preferred stock                         -              -
  Common stock dividends paid                                         (263)          (225)
  Preferred stock dividends paid                                      (397)          (397)
                                                               ------------     ----------
      Net cash provided from financing activities                   59,980         19,693
                                                               ------------     ----------
Net increase (decrease) in cash and cash equivalents                21,098          8,546
Cash and cash equivalents,
  Beginning of period                                               22,914         20,789
                                                               ------------     ----------
  End of period                                                  $  44,012      $  29,335
                                                               ============     ==========

SOUTHWEST BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands except share data)

                                                                                                           Unrealized
                                                                                                           Gain (Loss)     Total
                                                                                                           on Available    Share-
                                            Preferred Stock      Common Stock         Capital    Retained   for Sale       holders'
                                          Shares       Amount  Shares     Amount      Surplus    Earnings  Securities      Equity
                                        -------------------------------------------------------------------------------------------
Balance, January 1, 1996                    690,000      $690   3,755,228    $3,755     $24,171   $31,129      $612        $60,357

Cash dividends paid:
  Preferred, $0.575 per share                     -         -           -         -           -      (397)        -           (397)
Cash dividends declared:
  Common, $0.07 per share                         -         -           -         -           -      (263)        -           (263)
Common stock issued:
  Employee Stock Purchase
    Plan                                          -         -         760         1          13         -         -             14
  Dividend Reinvestment Plan                      -         -       1,154         1          20         -         -             21
Change in unrealized gain
  (loss) on available for sale
   securities, net of tax                         -         -           -         -           -         -      (388)          (388)
Net income                                        -         -           -         -           -     1,932         -          1,932
                                        -------------------------------------------------------------------------------------------
Balance, March 31, 1996                     690,000      $690   3,757,142    $3,757     $24,204   $32,401      $224        $61,276
                                        ===========================================================================================


Balance, January 1, 1997                    690,000      $690   3,764,216    $3,764     $24,332   $36,041      $205        $65,032

Cash dividends paid:
  Preferred, $0.575 per share                     -         -           -         -           -      (397)        -           (397)
Cash dividends declared:
  Common, $0.08 per share                         -         -           -         -           -      (301)        -           (301)
Common stock issued:
  Employee Stock Purchase
    Plan                                          -         -         956         1           19        -         -             20
  Dividend Reinvestment Plan                      -         -       1,343         2           26        -         -             28
Change in unrealized gain
  (loss) on available for sale
   securities, net of tax                         -         -           -         -            -        -      (303)          (303)
Net income                                        -         -           -         -            -      460         -            460
                                        -------------------------------------------------------------------------------------------
Balance, March 31, 1997                     690,000      $690   3,766,515    $3,767      $24,377  $35,803      $(98)       $64,539
                                        ===========================================================================================


                            SOUTHWEST BANCORP, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  GENERAL

The accompanying unaudited consolidated financial statements were prepared in accordance with instructions for Form 10-Q and, therefore, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, changes in shareholders' equity, and cash flows in conformity with generally accepted accounting principles. However, the financial statements include all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation. The results of operations and cash flows for the three months ended March 31, 1997 and 1996 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Southwest Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 1996.


NOTE 2:  PRINCIPLES OF CONSOLIDATION

The accompanying unaudited consolidated financial statements include the accounts of Southwest Bancorp, Inc. (the Company) and its wholly owned subsidiary, The Stillwater National Bank and Trust Company (the Bank). All significant intercompany transactions and balances have been eliminated in consolidation.


NOTE 3:  RECENTLY ADOPTED ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 129, Disclosure of Information About Capital Structure. SFAS No. 129 establishes standards for disclosure of information regarding an entity's capital structure. The adoption of SFAS No. 129 did not affect the Company's consolidated financial position or results of operations.


NOTE 4:  ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 requires the Company to recognize the financial and servicing assets it controls and liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. The Company will adopt SFAS No. 125 for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997 as required. Management believes that adoption of SFAS No. 125 will not have a material impact on the Company's consolidated financial position or results of operations.

In February 1997, the FASB issued SFAS No. 128, Earnings Per Share, which establishes standards for computing and presenting earnings per share. SFAS No. 128 is effective for periods ending after December 15, 1997. Management believes that SFAS No. 128 will not have a significant effect on the Company's calculation of earnings per share considering its current capital structure.

NOTE 5:  ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is shown below for the indicated periods.


                                           For the three          For the
                                            months ended         year ended
                                           March 31, 1997     December 31, 1996
                                           --------------     -----------------
                                                  (Dollars in thousands)
Balance at beginning or period                $  7,139            $  5,813
Loans charged-off:
        Real estate mortgage                       104                 148
        Real estate construction                     -                   -
        Commercial                               1,350               1,064
        Installment and consumer                   318               1,089
                                              --------            --------
                Total charge-offs                1,772               2,301
Recoveries:
        Real estate mortgage                        36                  25
        Real estate construction                     -                   -
        Commercial                                  50                 288
        Installment and consumer                    30                 214
                                              --------            --------
                Total recoveries                   116                 527
                                              --------            --------
Net loans charged-off                            1,656               1,774
Provision for loan losses                        3,001               3,100
                                              --------            --------
Balance at end of period                      $  8,484            $  7,139
                                              ========            ========
Loans outstanding:
        Average                               $669,424            $580,590
        End of period                          676,499             644,646
Net charge-offs to total average loans
 (annualized)                                     1.00%               0.31%
Allowance for loan losses to total loans          1.25%               1.11%



Nonperforming assets and other risk elements of the loan portfolio are shown below as of the indicated dates.


                                                     As of              As of
                                                March 31, 1997     December 31, 1996
                                                --------------     -----------------
                                                        (Dollars in thousands)
Nonaccrual loans (1)                                  $4,745            $4,635
Past due 90 days or more (2)                           1,748             1,437
Restructured terms                                       568               577
                                                     -------            ------
        Total nonperforming loans                      7,061             6,649
Other real estate owned                                  432                64
                                                     -------            ------
        Total nonperforming assets                    $7,493            $6,713
                                                     =======            ======
Nonperforming loans to loans receivable                 1.04%             1.03%
Allowance for loan losses to nonperforming loans      120.15%           107.37%
Nonperforming assets to loans receivable and
  other real estate owned                               1.11%            1.04%

(1) The government-guaranteed portion of loans included in these totals was $0
    (1997) and $345 (1996).
(2) The government-guaranteed portion of loans included in these totals was $723
    (1997) and $0 (1996).

The allowance for loan losses is established through a provision for loan losses charged to expense. Charge-offs of loan amounts determined by management to be uncollectible or impaired decrease the allowance and recoveries of previous charge-offs, if any, are added to the allowance. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All of the Company's nonaccrual loans have been defined as impaired loans. The adequacy of the allowance for loan losses is determined by management based upon a number of factors including, among others, analytical reviews of loan loss experience in relationship to outstanding loans and commitments; unfunded loan commitments; problem and nonperforming loans and other loans presenting credit concerns; trends in loan growth, portfolio composition and quality; use of appraisals to estimate the value of collateral; and management's judgment with respect to current and expected economic conditions and their impact on the existing loan portfolio. Changes in the allowance may occur because of changing economic conditions and economic prospects or financial position of borrowers. While there can be no assurance that the allowance for loan losses will be adequate to cover all losses from all loans, management believes that the allowance for loan losses is adequate.
While management uses all available information to estimate the adequacy of the allowance for loan losses, the ultimate collectability of a substantial portion of the loan portfolio and the need for future additions to the allowance will be based upon changes in economic conditions and other relevant factors. Recovery of the carrying value of such loans is dependent to a great extent on conditions that may be beyond the Company's control. Actual future losses could differ significantly from the amounts estimated by management adversely affecting net income.


NOTE 6:  LOANS RECEIVABLE

The Bank extends commercial and consumer credit primarily to customers in the State of Oklahoma which subjects the loan portfolio to the general economic conditions within this area. At March 31, 1997 and December 31, 1996, substantially all of the Bank's loans, except for credit cards, are collateralized with real estate, inventory, accounts receivable and/or other assets or guaranteed by agencies of the United States Government.

At March 31, 1997, loans to individuals and businesses in the healthcare industry totaled approximately $79.0 million, or 12% of total loans. Other notable concentrations of credit within the loan portfolio include $23.8 million, or 4% of total loans, in hotel/motel loans, $23.4 million, or 3% of total loans, in residential construction loans and $15.8 million, or 2% of total loans, in restaurant loans. In the event of total nonperformance by the borrowers, the Company's accounting loss would be limited to the recorded investment in the loans receivable reduced by proceeds received from disposition of the related collateral.

The principal balance of loans for which accrual of interest has been discontinued totaled approximately $4.7 million at March 31, 1997. During the first three months of 1997, $103,000 in interest income was received on nonaccruing loans. If interest on those loans had been accrued, total interest income of $171,000 would have been recorded.

Those performing loans considered potential problem loans, as defined and identified by management, amounted to approximately $20.7 million at March 31, 1997, compared to $23.0 million at December 31, 1996. The amount of performing loans that were considered potential problem loans at December 31, 1996 was previously incorrectly disclosed as $14.9 million, as a result of a computational error made in the preparation of the disclosure. The total amount of such loans recognized on the books of the Company at December 31, 1996 was $20.7 million. Although these are loans where known information about the borrowers' possible credit problems cause management to have doubts as to their ability to comply with the present loan repayment terms, most are well collateralized and are not believed to present significant risk of loss. The Company's loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances. The deterioration of one or a few of such loans may cause a significant increase in potential problem loans or in nonperforming loans.

-------------------------------  -----------------------------------------------


       TABLE OF CONTENTS

                           Page
Prospectus Summary.............
Selected Consolidated
 Financial Data................           870,000 Preferred Securities
Risk Factors...................
Use of Proceeds................                 SBI CAPITAL TRUST
Market for the Preferred             % Cumulative Trust Preferred Securities
 Securities....................  (Liquidation Amount $25 per Preferred Security)
Accounting Treatment...........        guaranteed, as described herein, by
Capitalization.................
The Company....................              SOUTHWEST BANCORP, INC.
Management's Discussion and
 Analysis of Financial                         -------------------
 Condition and Results of
 Operation.....................                   $21,750,000
Description of the Preferred
 Securities....................             % Subordinated Debentures
Description of the                                     of
 Subordinated Debentures.......
Description of the Guarantee...              SOUTHWEST BANCORP, INC.
Relationship Among the
 Preferred Securities,                         -------------------
 Subordinated Debentures and
 the Guarantee.................                    Prospectus
Certain Federal Income Tax                       May ____, 1997
 Consequences..................
ERISA Considerations...........               --------------------
Underwriting...................
Validity of Securities.........
Experts........................
Incorporation of Certain
 Documents by Reference........
Available Information..........


     -----------------

                                           Stifel, Nicolaus & Company
No person has been authorized                     Incorporated
to give any information or to
make any representation other
than those contained in this
Prospectus and, if given or
made, such information or
representations must not be
relied upon as having been
authorized by SBI Capital,
the Company or the Underwriter.
Neither the delivery of this
Prospectus nor any sale made
hereunder shall, under any
circumstances, create any
implication that there has
been no change in the affairs
of the Company since the date
of this Prospectus. This
Prospectus does not constitute
an offer to sell or a solici-
tation of an offer to buy any
securities offered hereby in
any jurisdiction in which such
offer or solicitation is not
authorized or in which the
person making such offer or
solicitation is not qualified
to do so or to anyone to whom
it is unlawful to make such
offer or solicitation.


-------------------------------  -----------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

        The estimated expenses payable by the Company in connection with the Offering described in this Registration Statement (other than underwriting discounts and commissions) are as follows:

               SEC Registration Fee.........................................$   8,625
               NASD Filing Fee..............................................    3,000
               Nasdaq Listing Fee...........................................   10,000
               *Blue Sky Filing Fees and Expenses (Including counsel fees)..   10,000
               *Legal Fees..................................................  125,000
               *Printing and Engraving......................................   50,000
               *Accounting Fees and Expenses................................   25,000
               *Other Expenses..............................................   18,375
                                                                            ---------

                              Total.........................................$ 250,000
                                                                            =========
               -------------
               *     Estimated

Item 15.  Indemnification of Directors and Officers

        Section 1031 of the Oklahoma General Corporation Act sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacities.

        Article XV of the Amended and Restated Certificate of Incorporation of the Company provides that the Company shall indemnify any individual who is or was a director, officer, employee or agent of the Company, and any individual who serves or served at the Company's request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in any proceeding in which the individual is made a party as a result of his service in such capacity, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful, unless such indemnification would be prohibited by law. An individual will not be indemnified in connection with a proceeding by or in the right of the Company in which the individual was adjudged liable to the Company, unless the court in which the suit was brought determines he is fairly and reasonably entitled to indemnification in view of all of the relevant circumstances.

Item 16.  Exhibits.

        Number             Description
        ------             -----------
        1      Form of Underwriting Agreement

        3.1    Amended and Restated Certificate of Incorporation of Southwest
               Bancorp, Inc. (incorporated by reference to Exhibit 3.1 to
               Quarterly Report on Form 10-Q for the quarter ended July 31,
               1996)

        3.2    Bylaws of Southwest Bancorp, Inc. (incorporated by reference to
               Exhibit 3.2 to Registration Statement on Form S-1 (File No.
               33-71168))

Number            Description
------            -----------
4.1    Form of Indenture for Subordinated Debentures, to be dated May ___, 1997

4.2    Form of Subordinated Debenture (included as an exhibit to Exhibit 4.1)

4.3    Certificate of Trust of SBI Capital Trust, dated as of May 8, 1997

4.4    Trust Agreement, dated as of May 8, 1997, of SBI Capital Trust

4.5 Form of Amended and Restated Trust Agreement of SBI Capital Trust, to be dated as of __________, 1997

4.6 Form of Preferred Security Certificate of SBI Capital Trust (included as an exhibit to Exhibit 4.5)

4.7    Form of Preferred Securities Guarantee Agreement

4.8 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5)

5.1    Form of Opinion of Kennedy & Baris, L.L.P.

5.2    Form of Opinion of Richards, Layton & Finger

8      Form of Tax Opinion of Kennedy & Baris, L.L.P.

10.1 Southwest Bancorp, Inc. 1992 Performance Unit Plan (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-1 (File
       No. 33-71168))

10.2   Severance Compensation Plan (incorporated by reference to Exhibit 10.2 to
       Registration Statement on Form S-1 (File No. 33-71168))

10.3 Southwest Bancorp, Inc. 1994 Stock Option Plan (incorporated by reference to Exhibit 10.3 to Annual Report on Form 10-K for the fiscal year ended
       December 31, 1993)

10.4 Southwest Bancorp, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 (File
       No. 33-97850))

12.1   Statement Regarding Computation of Ratio of Earnings to Fixed Charges

23.1   Consent of Deloitte & Touche LLP, Independent Auditors

23.2   Consents of Kennedy & Baris, L.L.P. (included in Exhibits 5.1 and 8)

23.3   Consent of Richards, Layton & Finger (included in Exhibit 5.2)

24     Power of Attorney

25.1 Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Indenture

25.2 Form T-1 Statement of Eligibility of State Street Bank and Trust Company to act as trustee under the Amended and Restated Trust Agreement

     Number            Description
     ------            -----------
     25.3   Form T-1 Statement of Eligibility of State Street Bank and Trust
            Company to act as trustee under the Preferred Securities Guarantee
            Agreement

----------------------------
   * To be filed by pre-effective amendment

Item 17.    Undertakings.

        The Registrant hereby undertakes that it will:

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Act"), each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Southwest Bancorp, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stillwater, State of Oklahoma, on May 9, 1997.

                                     SOUTHWEST BANCORP, INC.

                                     By: /s/ Robert L. McCormick, Jr.
                                         -----------------------------------
                                         Robert L. McCormick, Jr.
                                         President

     Pursuant to the requirements of the Securities Act of 1933, SBI Capital Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stillwater, State of Oklahoma, on May 9, 1997.

                                     SBI CAPITAL TRUST

                                     By: /s/ Robert L. McCormick, Jr.
                                         -----------------------------------
                                         Robert L. McCormick, Jr., Trustee


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

      Signatures                        Title                             Date
/s/ Robert L. McCormick, Jr.       President and Director             May 9, 1997
-----------------------------      (Principal Executive Officer)
Robert L. McCormick, Jr.


* /s/ Kerby E. Crowell             Executive Vice President           May 9, 1997
-----------------------------      (Principal Financial and
Kerby E. Crowell                   Accounting Officer)


* /s/ George M. Berry              Chairman of the Board, Director
-----------------------------
George M. Berry


* /s/ Thomas D. Berry              Director
-----------------------------
Thomas D. Berry


* /s/ Joyce P. Berry               Director
-----------------------------
Joyce P. Berry


* /s/ Joe Berry Cannon             Director
-----------------------------
Joe Berry Cannon

* /s/ W. Haskell Cudd              Director
-----------------------------
W. Haskell Cudd


* /s/ J. Berry Harrison            Director
-----------------------------
J. Berry Harrison


* /s/ Erd M. Johnson               Director
-----------------------------
Erd M. Johnson


* /s/ David P. Lambert             Director
-----------------------------
David P. Lambert


* /s/ Linford R. Pitts             Director
-----------------------------
Linford R. Pitts


* /s/ Robert B. Rodgers            Director
-----------------------------
Robert B. Rodgers


* /s/ Lee A. Wise
-----------------------------
Lee A. Wise


* /s/ James B. Wise, M.D.          Director
-----------------------------
James B. Wise, M.D.


* /s/ Paul C. Wise                 Director
-----------------------------
Paul C. Wise


*By: /s/ Robert L. McCormick, Jr.                                     May 9, 1997
     ------------------------------
     Robert L. McCormick, Jr.
     Attorney-in-Fact

                                      II-5